SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

Date: Period May 10, 2011

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒               Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐               No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period February 11, 2011 to May 10, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:	/s/ Stephen Foster

Name:	Stephen Foster

Title:	Company Secretary

Date:	May 13, 2010

To:	The Manager
Announcements
Company Announcements Office
Australian Securities Exchange Limited

Public Announcement 2011 – 7AWC

Alumina Limited’s 2011 Annual General Meeting will be held at 9.30am on Thursday 5th of May 2011 at: Auditorium, Melbourne Exhibition Centre, 2 Clarendon Street Southbank, Melbourne Victoria, Australia.

The meeting will be addressed by the Chairman, Mr Don Morley and the Chief Executive Officer, Mr John Bevan. The Chairman of the Compensation Committee will also speak regarding the Remuneration Report.

/s/ Stephen Foster
Stephen Foster
Company Secretary

Alumina Limited
14 February 2011	ABN 85 004 820 419

GPO Box 5411 Melbourne Vic 3001 Australia

Level 12 IBM Centre 60 City Road Southbank Vic 3006 Australia

Tel +61 (0)3 8699 2600 Fax +61 (0)3 8699 2699 Email info@aluminalimited.com

To:	The Manager
Announcements
Company Announcements Office
Australian Securities Exchange

Public Announcement 2011 – 8AWC

Please find attached, for immediate release, a public announcement concerning Directors’ interests.

/s/ Stephen Foster
Stephen Foster
Company Secretary

Alumina Limited

ABN 85 004 820 419
18 February 2011	GPO Box 5411 Melbourne Vic 3001 Australia

Level 12 IBM Centre 60 City Road Southbank Vic 3006 Australia

Tel +61 (0)3 8699 2600 Fax +61 (0)3 8699 2699 Email info@aluminalimited.com

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	Alumina Limited
ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John BEVAN
Date of last notice	16 February 2010

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by the John and Sharon Bevan Pty Ltd Family Trust of which Mr Bevan is a beneficiary Securities held by Shorty’s Superannuation Fund of which Mr Bevan is a beneficiary.
Date of change	14 February 2011
No. of securities held prior to change

304,874 fully paid ordinary shares held by the John and Sharon Bevan Pty Ltd Family Trust of which Mr Bevan is a beneficiary.

50,506 fully paid ordinary shares held by Shorty’s Superannuation Fund of which Mr Bevan is a beneficiary.

Class	Ordinary fully paid
Number acquired	76,772
Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2.54 per ordinary share
No. of securities held after change

381,646 fully paid ordinary shares held by the John and Sharon Bevan Pty Ltd Family Trust of which Mr Bevan is a beneficiary.

50,506 fully paid ordinary shares held by Shorty’s Superannuation Fund of which Mr Bevan is a beneficiary.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Performance Rights granted under Alumina Long Term Incentive Plan
Nature of interest	Performance Rights granted under Alumina Long Term Incentive Plan
Name of registered holder (if issued securities)	N/A
Date of change	17 February 2011
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	504,500 Performance Rights in Alumina Limited granted under the Alumina Long Term Incentive Plan held, subject to future performance testing.
Interest acquired	265,800
Interest disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Mr Bevan has been granted 265,800 Performance Rights under the Alumina Long Term Incentive Plan (Alumina Employee Share Plan), subject to shareholder approval being granted at the Company’s 2011 Annual General Meeting.

Interest after change	770,300 Performance Rights in Alumina Limited granted under the Alumina Long Term Incentive Plan held, subject to future performance testing.

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	Alumina Limited
ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Judith DOWNES
Date of last notice	16 February 2010

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by NP Downes Pty Ltd Staff Superannuation Fund of which Ms Downes is a beneficiary
Date of change	14 February 2011
No. of securities held prior to change	174,350
Class	Ordinary fully paid
Number acquired	31,210
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2.55 per ordinary share
No. of securities held after change	205,560

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Performance Rights granted under Alumina Long Term Incentive Plan
Nature of interest	Performance Rights granted under Alumina Long Term Incentive Plan
Name of registered holder (if issued securities)	N/A
Date of change	17 February 2010
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	137,700 Performance Rights in Alumina Limited granted under the Alumina Long Term Incentive Plan held, subject to future performance testing.
Interest acquired	131,500
Interest disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Ms Downes has been granted 131,500 Performance Rights under the Alumina Long Term Incentive Plan (Alumina Employee Share Plan).
Interest after change	269,200 Performance Rights in Alumina Limited granted under the Alumina Long Term Incentive Plan held, subject to future performance testing.

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

To:	The Manager
Announcements
Company Announcements Office
Australian Securities Exchange

Public Announcement 2011 – 9AWC

Please find attached, for immediate release, a public announcement concerning Directors’ interests.

/s/ Stephen Foster
Stephen Foster
Company Secretary

Alumina Limited

ABN 85 004 820 419

25 February 2011	GPO Box 5411 Melbourne Vic 3001 Australia

Level 12 IBM Centre 60 City Road Southbank Vic 3006 Australia

Tel +61 (0)3 8699 2600 Fax +61 (0)3 8699 2699 Email info@aluminalimited.com

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	Alumina Limited
ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Emma Stein
Date of last notice	3 February 2011

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by the Macquarie Superannuation Manager a/c Emma Stein of which Ms Stein is a beneficiary
Date of change	22 February 2011
No. of securities held prior to change	Nil
Class	Ordinary fully paid
Number acquired	8,159
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2.54 per ordinary share
No. of securities held after change	8,159 fully paid ordinary shares held by the Macquarie Superannuation Manager a/c Emma Stein of which Ms Stein is a beneficiary

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	17 February 2011
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	Nil
Interest disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	Alumina Limited
ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Emma Stein
Date of last notice	22 February 2010

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	22 February 2011
No. of securities held prior to change	8,159 fully paid ordinary shares held by the Macquarie Superannuation Manager a/c Emma Stein of which Ms Stein is a beneficiary
Class	Ordinary fully paid
Number acquired	6,122
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2.55 per ordinary share

No. of securities held after change	8,159 fully paid ordinary shares held by the Macquarie Superannuation Manager a/c Emma Stein of which Ms Stein is a beneficiary 6,122 held directly
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Nil
Interest acquired	N/A
Interest disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

The Manager

Announcements

Company Announcements Office

Australian Securities Exchange

Public Announcement 2011 – 10AWC

Director Retirement

Mr Ron McNeilly has retired as a director of Alumina Limited effective, 3 March 2011.

Please find attached, for immediate release, a public announcement concerning Directors’ interests.

/s/ Stephen Foster
Stephen Foster
Company Secretary 8 March 2011

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

Appendix 3Z

Final Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	ALUMINA LIMITED
ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Ronald John McNeilly
Date of last notice	9 June 2009
Date that director ceased to be director	3 March 2011

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities 115,145 Fully paid Alumina Limited ordinary shares

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest 1. Note: Provide details of the circumstances giving rise to the relevant interest NIL	Number & class of securities

Part 3 – Director’s interests in contracts

Detail of contract	NIL
Nature of interest
Name of registered holder (if issued securities)
No. and class of securities to which interest relates 2.

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2011 – 11AWC

Alcoa Reports 2011 1st Quarter Results

Alumina Limited notes the Alcoa Inc’s first quarter 2011 earnings announcement.

Alumina Limited CEO, John Bevan, commented, “The pricing environment for the alumina industry continues to improve. Spot and index alumina prices have averaged US$392 per tonne for the first quarter and are currently over US$400 per tonne, reflecting strong demand. The impact of rising US dollar alumina prices has been partly offset by the strength of the Australian dollar and Brazilian Real, which impact production costs”.

Alumina production was a quarterly production record, with AWAC production of alumina for the first quarter of [            ] million tonnes. The Sao Luis refinery in Brazil operated at capacity for the quarter. However, a power turbine failure occurred at the Sao Luis refinery in February, which will impact production costs at that refinery.

Alumina Limited received US$80 million of fully franked dividends from the AWAC joint venture during the quarter.

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2009.

For investor enquiries:	For media enquiries:
Judith Downes Chief Financial Officer Phone: +61 3 8699 2607 judith.downes@aluminalimited.com	Nerida Mossop Hinton and Associates Phone: +61 3 9600 1979 Mobile: +61 437 361 433
John Bevan Chief Executive Officer Phone: +61 3 8699 2601 john.bevan@aluminalimited.com /s/ Stephen Foster Stephen Foster Company Secretary 12 April 2011

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

To:	The Manager
Announcements
Company Announcements Office
Australian Securities Exchange

Public Announcement 2011 – 11AWC

Please find attached, the following documents in relation to Alumina Limited’s 2011 Annual General Meeting to be held at 9.30 am on Thursday 5 May 2011 at the Auditorium, Melbourne Exhibition Centre, 2 Clarendon Street Southbank, Victoria.

i)	Notice of Annual General Meeting

ii)	Proxy Form

/s/ Stephen Foster
Stephen Foster
Company Secretary 31 March 2011

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

ABN 85 004 820 419

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the forty-first Annual General Meeting of Alumina Limited (the Company) will be held in the Auditorium, Melbourne Exhibition Centre,

2 Clarendon Street, Southbank, Victoria, Australia at 9.30am on Thursday, 5 May 2011.

1. Financial and Other Reports

To receive and consider the Financial Report and the Reports of the Directors and of the Auditor for the year ended 31 December 2010.

2. Remuneration Report

To consider and, if thought fit, to pass the following resolution as an ordinary resolution: “That the Remuneration Report for the year ended

31 December 2010 is adopted.”

Note – the vote on this resolution is advisory only and does not bind the Directors or the Company.

3. Election of Directors

(a) To re-elect Mr G John Pizzey as a Director.

Mr Pizzey retires in accordance with the Company’s Constitution. Being eligible, Mr Pizzey offers himself for re-election as a Director.

(b) To elect Ms Emma Stein as a Director.

Ms Stein was appointed as a Director of the Company on 3 February 2011. Being eligible, Ms Stein offers herself for election as a Director.

4. Fees Payable to Non Executive Directors

To consider and, if thought fit, to pass the following resolution as an ordinary resolution: “That, in accordance with ASX Listing Rule 10.17 and the Company’s Constitution, the aggregate maximum amount of remuneration of the Non Executive Directors be increased by $300,000 per annum to $1,250,000 per annum.”

The Company will disregard any votes cast on this resolution by any of the Directors or any associate of a Director. However, the Company need not disregard a vote if: — it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or — it is cast by the Chairman of the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

5. Grant of Performance Rights to Chief Executive Officer

To consider, and if thought fit, to pass the following resolution as an ordinary resolution: “That approval is given for all purposes under the

Corporations Act 2001 (Cth) for the grant to Mr John Bevan, Chief Executive Officer of the Company, of rights to acquire ordinary shares in the capital of the Company in accordance with the terms contained in the Company’s Long Term Incentive Plan, as more fully described in the Explanatory Notes to the Notice convening this meeting.”

The Company will disregard any votes cast on this resolution by Mr Bevan or an associate of him. However, the Company need not disregard a vote if: — it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or — it is cast by the Chairman of the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

6. Other Business

To transact any other business that may be legally brought forward.

By Order of the Board

STEPHEN C FOSTER MELBOURNE, AUSTRALIA COMPANY SECRETARY 28 MARCH 2011

P.1 EXPLANATORY NOTES

Item 2: Remuneration Report

The Corporations Act 2001 (Cth) requires listed companies to provide information regarding the remuneration of Directors and senior executives in a Remuneration Report, which forms part of the annual Directors’ Report. The Company’s Remuneration Report for the year ended 31 December 2010 is set out on pages 25 to 40 of the 2010 Annual Report and is also available on the Company’s website at www.aluminalimited.com The Remuneration Report includes an explanation of the Company’s remuneration policy and the remuneration arrangements in place for Directors and certain senior executives whose remuneration arrangements are required by law to be disclosed.

As required by the Corporations Act 2001 (Cth), a non-binding resolution to adopt the Remuneration Report is to be put to shareholders at the meeting. The vote on this resolution is advisory only and does not bind the Directors or the Company.

Recommendation

The Directors recommend that shareholders vote in favour of the resolution to adopt the Remuneration Report.

Item 3: Election of Directors

(a) G John Pizzey,

Independent Non-Executive Director

In accordance with the Company’s Constitution and the ASX Listing Rules, Mr G John Pizzey is to retire at the meeting.

In accordance with the Company’s Constitution, Mr Pizzey is eligible for re-election and has submitted himself for re-election at the meeting.

The personal particulars of Mr Pizzey are set out below.

Mr Pizzey was appointed a Director of the Company on 8 June 2007 and subsequently elected as a Director of the Company in 2008.

Mr Pizzey is Chairman of Iluka Resources Ltd and a Director of Amcor Limited and St Vincent’s Institute of Medical Research. Mr Pizzey is a member of the Company’s Nomination and Compensation Committees and Chair of the Audit Committee.

Mr Pizzey brings extensive knowledge gained in over 33 years in the alumina and aluminium industry and participation in international joint ventures, including being Chairman of Alcoa of Australia Limited and Executive Vice President and Group President of the Alcoa World Alumina & Chemicals joint venture, in which the Company has a 40% interest. Mr Pizzey has made a significant contribution to the Board, providing broad business skills and judgement and also industry specific skills and knowledge that contribute to the Company managing its interest in the Alcoa World Alumina & Chemicals joint venture.

Recommendation

The Directors (other than Mr Pizzey) unanimously recommend that shareholders vote in favour of the resolution to re-elect Mr Pizzey. Mr Pizzey makes no recommendation.

(b) Emma Stein

Independent Non-Executive Director

Ms Emma Stein was appointed a Director of the Company on 3 February 2011 and, being eligible, offers herself for election. The personal particulars of Ms Stein are set out below.

Ms Stein is currently Non Executive Director of engineering company, Clough Limited, Non Executive Director of Diversified Utilities Energy Trust, which owns gas and electricity assets in Australia and the United States, and Non Executive Director of Programmed Maintenance Group and Transfield Services Infrastructure Fund. She has previously held non executive board positions at Integral Energy, the NSW Growth Centres Commission, and Arc Energy.

Ms Stein has considerable experience with industrial customers and a comprehensive set of commercial skills in international energy and utilities markets and investments in long life assets and projects.

Recommendation

The Board (other than Ms Stein) recommends that shareholders vote in favour of the resolution to elect Ms Stein. Ms Stein makes no recommendation.

Item 4: Fees Payable to Non Executive Directors

The purpose of the resolution proposed on item 4 is to approve an increase in the maximum aggregate amount of remuneration which may be paid to Non Executive Directors from $950,000 per annum to $1,250,000 per annum, an increase of $300,000 per annum.

If shareholders approve the increased maximum aggregate amount, the actual fees paid to Non-Executive Directors will not immediately or automatically increase to this maximum. Instead, the new maximum aggregate amount will enable a progressive increase in fees over time as and to the extent considered appropriate, and provide flexibility for Board succession planning as outlined below. Non-Executive Directors do not receive performance-related remuneration and are not entitled to receive performance-based shares, or options over shares, in the Company.

P.2 In considering the proposed increase the following matters are relevant:

(a) The maximum aggregate amount which may be paid to Non-Executive Directors has not been changed since the Company’s demerger in 2002.

(b) Non-Executive Director fees have not increased from the beginning of 2008 until the current year.

(c) The need to provide for contingencies (such as a temporary increase in the number of Directors for transitional periods, which might arise from succession planning) or other exceptional circumstances.

(d) The Company’s remuneration policy aims to ensure that the Company can attract Directors with appropriate skills and experience. This in turn requires that the Company be able to provide competitive remuneration for Non-Executive Directors.

The Board has had regard to independent advice on Non-Executive Director remuneration from expert remuneration consultants, Ernst

& Young, which included a review of the current remuneration of Non-Executive Directors in Australian companies of comparable size. The remuneration of the Non-Executive Directors for the 2010 year is detailed in the Remuneration Report of the Company’s 2010 Annual Report.

Recommendation

With the Non Executive Directors noting their interest in the matter, the Board unanimously recommends that shareholders approve the increase in the maximum aggregate remuneration for Non-Executive Directors.

Item 5: Grant of Performance Rights to Chief Executive Officer (Long Term Incentive Plan)

Item 5 relates to the proposed participation of the Chief Executive Officer, Mr John Bevan, in the Company’s Long Term Incentive Plan (LTI) for the 2010 financial year, as part of his remuneration by the Company.

(a) Background

As part of Mr Bevan’s remuneration package, the Company has, subject to obtaining the necessary shareholder approval, invited Mr Bevan to participate in the LTI, pursuant to which Performance Rights may be issued to him. Performance Rights are conditional rights to acquire ordinary shares in the Company. Under the Company’s Remuneration Policy, all executive employees are required to receive a portion of their overall remuneration in the form of variable or “at risk” remuneration. In addition to a short-term incentive component, this portion of “at risk” remuneration consists of a long-term incentive component, or “LTI”. The Board considers that the proposed issue of Performance Rights for 2011 to Mr Bevan is an important component of his overall remuneration package. His participation is designed to provide him with an incentive to strive for high performance personally and at a Company level, and to align his remuneration over an extended period with the financial interests of shareholders.

The Performance Rights to be issued to Mr Bevan for 2011 will be on the same terms as those applicable to all other participants in the LTI.

While the ASX Listing Rules do not require the Company to obtain the approval of shareholders for the participation of Mr Bevan in the LTI, the Board considers that it is appropriate from a governance perspective for such participation to be subject to approval.

(b) Date the Performance Rights will be provided

If approved by shareholders, the Performance Rights will be issued to Mr Bevan as soon as practicable after the meeting.

(b) Date the Performance Rights will be provided

If approved by shareholders, the Performance Rights will be issued to Mr Bevan as soon as practicable after the meeting.

(c) Maximum number of Performance Rights to be provided

In the case of the Chief Executive Officer, the Company’s Remuneration Policy requires that the LTI component of annual remuneration be equivalent in value to a maximum of 50 per cent of his fixed remuneration.

The number of Performance Rights to be issued to Mr Bevan (being 265,800) has been determined by dividing $550,000 (being 50 per cent of the amount of Mr Bevan’s fixed remuneration for 2011) by the volume weighted average sale price of ordinary shares in the Company on the ASX in the twenty trading days up to and including the date the Board determined to offer the Performance Rights to Mr Bevan (subject to shareholder approval being obtained).

(d) LTI performance condition

The number of those Performance Rights in the award to be made to Mr Bevan (subject to shareholder approval being obtained) that will vest will be determined in accordance with the vesting conditions applicable to the award, as outlined below.

The Performance Rights to be issued to Mr Bevan may vest at the expiry of a 3 year period in December 2013, with a potential vesting during a further 12 month period in which two retests are undertaken (the Vesting Period), subject to the satisfaction of the performance hurdles described below. Any Performance Rights that have not vested at the end of the Vesting Period will expire. Following each test date (as described below), the Company will issue a vesting notice to Mr Bevan notifying him of the percentage of his Performance Rights that have vested (if any).

The performance hurdle that will apply in respect of the grant of the Performance Rights to Mr Bevan is relative Total Shareholder Return (TSR).

Two comparator group tests are applied to determine the number of Performance Rights that may vest under the LTI, with each accounting for 50 per cent of the maximum possible vesting of Performance Rights under the LTI (i.e. the Performance Rights are divided into two equal tranches with performance testing applied by reference to different comparator groups). The performance tests compare the Company’s TSR performance with the TSR performance of each of the entities in the comparator group applicable to a tranche of Performance Rights over the performance period of three years and a further 12 month period.

P.3 The methodology used for each comparator group is identical. The performance tests are defined as follows. The comparator groups are respectively a group of 100 Australian-listed entities and a group of 30 international metals and mining entities listed on stock exchanges inside and outside Australia (as applicable).

Under the performance tests, the TSR for each entity in the comparator groups and for the Company is calculated and the entities (or securities, as appropriate) in each comparator group are then ranked by TSR performance.

The number of Performance Rights that vest in the tranche relating to a particular comparator group is then determined according to the scale below.

ALUMINA LIMITED TSR COMPARED TO VESTING OF

MEDIAN OF RELEVANT COMPARATOR GROUP TRANCHE

If the Company’s TSR is less than the 0 per cent

TSR of the company at the 50th percentileof the comparator group, ranked by TSR performance

If the Company’s TSR is equal to the

50 per cent

TSR of the company at the 50th percentileof the comparator group, ranked by TSRperformance*

If the Company’s TSR is equal to or greater 100 per cent

than the TSR of the company at the 75th

Percentile of the comparator group, rankedby TSR performance*

* If the Company’s TSR performance is between that of the entities (or securities, as appropriate) at the median (i.e. the 50th percentile) and the 75th percentile of the relevant comparator group ranked by TSR performance, the number of Performance Rights in a tranche that vest will increase by 2 per cent for each 1 per cent by which the Company’s percentile ranking is higher than the 50th percentile.

(e) Testing period for TSR

If less than 100 per cent of the Performance Rights in a tranche vest when tested at the expiry of the initial three year period, a further 2 tests are conducted (as required) at two 6 monthly intervals after the initial test.

The number of Performance Rights of the retested portion that vest will be determined according to the Company’s relative TSR performance over the period from the commencement of the performance period to the relevant six monthly retest date, according to the same scale used at the initial test.

Performance Rights that are unvested will generally lapse on cessation of employment, subject to the Board’s discretion in certain circumstances as discussed further below.

(f) Price of the Performance Rights

No amount is payable on the grant of an award of Performance Rights under the LTI.

If the applicable vesting conditions are met, and Mr Bevan wishes to exercise any Performance Rights granted to him, he will be entitled to receive one fully paid ordinary share in the Company in respect of each vested Performance Right (subject to rounding and adjustment in accordance with the LTI rules). Where Performance Rights vest under the LTI, Mr Bevan’s right to acquire a share in respect of each Performance Right will be satisfied by the Company procuring the transfer to him of existing shares acquired on-market.

(g) Exercise and lapse of Performance Rights

On the vesting of Performance Rights, Mr Bevan will acquire fully paid ordinary shares in the Company and will receive full voting and dividend rights corresponding to the rights of all other holders of ordinary shares in the Company.

Performance Rights that have not vested by the end of the Vesting Period will expire.

Termination of the employment of Mr Bevan does not have any impact on vested Performance Rights.

In the event of Mr Bevan’s employment ceasing for any reason, unvested Performance Rights will lapse unless, in the case of death, total and permanent disablement, redundancy or retirement, the Board exercises a discretion that the Performance Rights will not lapse.

In the event of a change in control of the Company, the outstanding Performance Rights for which performance hurdles are met at that time will vest to Mr Bevan. A change of control will generally occur upon an entity acquiring unconditionally more than 50 per cent of the issued shares of the Company, or the Company being required under a takeover bid or scheme of arrangement to issue an aggregate number of shares greater than the number existing before that issue (i.e. a “reverse takeover” occurring).

(h) Other matters

There are no loans to be granted by the Company to Mr Bevan in relation to the acquisition of the Performance Rights.

Recommendation

The Directors (other than Mr Bevan) unanimously recommend that shareholders vote in favour of the resolution proposed on item 5. Mr Bevan makes no recommendation.

P.4 Entitlement to Vote

In accordance with regulation 7.11.37 of the Corporations Regulations 2001 (Cth), the Company has determined that, for the purposes of the meeting, all shares in the Company will be taken to be held by the persons who held them as registered members at 7pm (Melbourne time) on 3 May 2011. All holders of ordinary shares in the Company at that time are entitled to vote at the meeting.

Voting

Members entitled to vote at the meeting can vote in any of the following ways:

— by attending the meeting and voting in person or, in the case of corporate shareholders, by corporate representative; or — by appointing an attorney to attend and vote on their behalf; or — by appointing a proxy to attend and vote on their behalf, using the proxy form accompanying this Notice or by otherwise following the instructions in this Notice.

Voting in Person or by Corporate Representative

Members entitled to vote who plan to attend the meeting are asked to arrive at the venue 30 minutes prior to the time designated for the meeting, if possible, so that the Company may check their shareholding against the Company’s share register and note attendances.

In order to vote in person at the meeting, a corporation which is a member may appoint an individual to act as its representative. The appointment must comply with the requirements of section 250D of the Corporations Act 2001 (Cth), meaning that the Company will require a Certificate of Appointment of Corporate Representative executed in accordance with the Corporations Act 2001 (Cth). The Certificate must be lodged with the Company before the meeting or at the registration desk on the day of the meeting. The Certificate will be retained by the Company.

If a Certificate is completed by an individual or a corporation under Power of Attorney, the Power of Attorney under which the Certificate is signed, or a certified copy of that Power of Attorney, must accompany the completed Certificate unless the Power of Attorney has previously been noted by the Company.

Voting by Attorney

A member entitled to attend and vote at the meeting is entitled to appoint an attorney to attend the meeting on the member’s behalf. Each attorney will have the right to vote on a poll and also to speak at the meeting.

An attorney need not be a member of the Company. The Power of Attorney appointing the attorney must be duly executed and specify the name of each of the member, the Company and the attorney, and also specify the meetings at which the appointment may be used. The appointment may be a standing one.

To be effective, the Power of Attorney must also be received by the Company or the Share Registry in the same manner, and by the same time, as outlined below for proxy forms.

Voting by proxy

A member entitled to attend and vote at the meeting is entitled to appoint one or two proxies. Each proxy will have the right to vote on a poll and also to speak at the meeting. A proxy need not be a member of the Company, and may be an individual or a body corporate. If a body corporate is appointed as a proxy, it must ensure that it appoints a corporate representative, in the same manner as outlined above in relation to appointments by members, in order to exercise its powers as proxy at the meeting.

A member wishing to appoint a proxy should either: — use the paper form provided; or — submit their appointment online by visiting the website www.investorvote.com.au (certain intermediaries may also use other means as outlined below).

Where a member is using a paper form, and wishes to appoint two proxies, a request should be made to the Company’s Share Registry for an additional proxy form. Alternatively, proxy forms may be obtained by printing them off the Company’s website at www.aluminalimited.com. Replacement proxy forms can also be requested from the Share Registry. To use the online appointment facility, a member will need their six digit Control Number, as well as their Shareholder Reference Number (SRN) or Holder Identification Number (HIN) and postcode, as shown on the paper proxy form. The member will be taken to have signed a proxy form appointing their proxies if they lodge the appointment in accordance with the instructions on the website www.investorvote.com.au It should be noted that a proxy cannot be appointed electronically by a person appointed by a shareholder under a Power of Attorney or similar authority. In addition, the online appointment facility may not be suitable for some shareholders who wish to split their votes on an item of business or appoint two proxies with different voting directions.

P.5 Members should read the instructions for the online proxy appointment facility carefully before lodging any proxy appointment using this facility.

In the case of certain intermediaries (such as custodians, nominees, non broker participants and some financial advisors) who participate in the Intermediary On-line system of the Company’s Share Registry, proxy appointments can also be submitted online by visiting www.intermediaryonline.com and following the instructions provided. Where two proxies are appointed (whether by way of a paper proxy form or online), neither proxy may vote on a show of hands and, for the appointments to be effective, each proxy should be appointed to represent a specified proportion of the member’s voting rights. If the proxy appointments do not specify the proportion of the member’s voting rights that each proxy may exercise, each proxy may exercise half of the member’s votes. If a proxy is not directed how to vote on an item of business, the proxy may vote, or abstain from voting, as that person thinks fit. If a proxy is instructed to abstain from voting on an item of business, that person is directed not to vote on the member’s behalf on a show of hands or on a poll, and the shares the subject of the proxy appointment will not be counted in computing the required majority.

Members who submit proxy appointments but who do not nominate the identity of their proxy will be taken to have appointed the Chairman of the meeting as their proxy to vote on their behalf. If a proxy appointment is made but the nominated proxy does not attend the meeting, the Chairman of the meeting will act in place of the nominated proxy and vote in accordance with the directions in the proxy appointment. Proxy appointments in favour of the Chairman of the meeting or any Director or the secretary of the Company which do not contain a direction will be used to vote in favour of the resolutions to be proposed at the meeting to the extent the proxy is entitled to do so.

To be effective, proxy forms must be received, by post or by facsimile, at either the registered office of the Company, or at the Company’s Share Registry at:

Alumina Limited Share Registry

Computershare Investor Services Pty Limited GPO Box 242 Melbourne, Victoria, 3001, Australia Yarra Falls 452 Johnston Street Abbotsford, Victoria, 3067, Australia Facsimile: (outside Australia) +61 (0)3 9473 2555 (within Australia) 1800 783 447 by 9.30am (Melbourne time) on Tuesday, 3 May 2011.

Proxy forms received after this time will be invalid. Similarly, proxy appointments can only be made before this time through either of the online proxy appointment facilities referred to above.

Proxy forms are required to be signed by the appointor or by that person’s attorney and, if the appointor is a corporation, in accordance with the Corporations Act 2001 (Cth) or by an authorised officer or attorney. Where two or more persons are registered as a member, each person must sign the proxy form. If a proxy form is completed by an individual or a corporation under Power of Attorney, the Power of Attorney under which the form is signed, or a certified copy of that Power of Attorney, must accompany the completed proxy form unless the Power of Attorney has previously been noted by the Company.

Shareholders’ questions to the Auditor

Shareholders may submit written questions to

PricewaterhouseCoopers (PwC) to be answered at the meeting, provided the question is relevant to the content of PwC’s audit report or the conduct of its audit of the Company’s financial report for the year ended 31 December 2010. Written questions must be received no later than 5.00pm (Melbourne time) on Thursday, 28 April 2011. A list of qualifying questions will be made available to shareholders attending the meeting.

Any written questions to PwC should be sent to:

— Computershare Investor Services Pty Ltd at the address on the enclosed reply paid envelope;

— To the Company’s registered office – Level 12,

60 City Road, Southbank, Victoria, 3006;

— By facsimile to +61 (0)3 8699 2699; or

— By email to judith.downes@aluminalimited.com

To respect the privacy of individual shareholders attending the meeting, photographs, video recording or audio recording of the meeting is not permitted.

Contact details

Computershare Investor Services Pty Limited Yarra Falls 452 Johnston Street Abbotsford, Victoria, 3067, Australia Telephone: +61 (0)3 9415 4027 or 1300 556 050 (for callers within Australia) Facsimile: +61 (0)3 9473 2555 or 1800 783 447 (for callers within Australia) Email: web.queries@computershare.com.au

Alumina Limited

ABN 85 004 820 419 Registered office:

Level 12, IBM Centre, 60 City Road Southbank Victoria 3006 Australia

To:	The Manager
Announcements
Company Announcements Office
Australian Securities Exchange

Public Announcement 2011 – 12AWC

Attached, in accordance with Listing Rule 4.7 is a copy of Alumina Limited’s Annual Report 2010.

/s/ Stephen Foster Stephen Foster Company Secretary 31 March 2011

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

ALUMINA LIMITED

ANNUAL REPORT 2010

CONTENTS The financial report covers the consolidated entity of Alumina Limited and its subsidiaries. The financial report is presented in the US dollars. Alumina Limited is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is: Alumina Limited, Level 12, IBM Centre, 60 City Road, Southbank Victoria 3006. A description of the nature of the consolidated entity’s operations and its principal activities is included in the review of operations and activities on pages 2–6 and in the Directors’ report on page 23, both of which are not part of this financial report. The financial report was authorised for issue by the Directors on 3 March 2011. The Company has the power to amend and reissue the financial report. Through the use of the internet, we have ensured that our corporate reporting is timely, complete, and available globally at minimum cost to the Company. All press releases, financial reports and other information are available at our Investor Centre on our website: www.aluminalimited.com. 02 AT A GLANCE 03 CHAIRMAN’S AND CHIEF EXECUTIVE OFFICER’S REPORT 2010 07 ALUMINA PRICING 08 SUSTAINABILITY 11 CORPORATE GOVERNANCE 23 DIRECTORS’ REPORT 27 REMUNERATION REPORT 43 FINANCIAL SUMMARY 44 Statements of comprehensive income 45 Balance sheets 46 Statements of changes in equity 47 Statements of cash flows NOTES 48 1 Summary of significant accounting policies 55 2 Financial risk management 58 3 Critical accounting estimates and judgements 59 4 Revenue 59 5 Other income 59 6 Expenses 60 7 Income tax expense 61 8 Earnings per share 62 9 Dividends BALANCE SHEET 62 10 Current assets – cash and cash equivalents 63 11 Current assets – receivables 63 12 Investments in associates 66 13 Non–current assets – property, plant & equipment 67 14 Current liabilities – payables 67 15 Interest–bearing liabilities 68 16 Current liabilities – provisions 69 17 Non–current liabilities – deferred tax liabilities 69 18 Non–current liabilities – provisions EQUITY 69 19 Contributed equity 71 20 Share–based payments 72 21 Reserves, retained profits and treasury shares OTHER 73 22 Notes to the statements of cash flows 74 23 Financing facilities 74 24 Financial instruments 76 25 Investments in controlled entities 78 26 Contingent liabilities 78 27 Commitments for expenditure 78 28 Related party transactions 79 29 Key management personnel disclosures 82 30 Remuneration of auditors 82 31 Financial reporting by segment 83 32 Parent entity financial information 84 33 Events occurring after the balance sheet date 85 Directors’ declaration 86 Independent audit report to the members 88 Shareholder information 89 Financial history

P.2



AT A GLANCE

Alumina Limited reported improved profitability and a strong turn around in cashflow generation for the 2010 year as the global economy began to recover anddemand for aluminium and alumina increased.

With predicted increases in the demand for aluminium and alumina, Alumina Limited's investment in AWAC with long-life bauxite deposits and 17 million tonnes of alumina production design capacity, is positioned well for the future.

Alumina Results

$34.6m

Net profit US$34.6 million
(2009: net loss US$23.7 million)

$36.7m

Underlying earnings of US$36.7 million
(2009: US$0.3 million)

6cents

Fully franked dividends of USD 6 cents per share
(2009: US$ 1.8 cents per share)

$86.6m

Share of AWAC underlying profit US$86.6 million
(2009: US$25.6 million)

10%

Gearing 10 per cent
(2009: 9 per cent)

$234m

AWAC dividends of US$234 million received
(2009: US$136 million)

Alumina Limited's functional and presentation currency is now US dollars. Prior period results have been restated to present them in US dollars.

AWAC – A GLOBAL JOINT VENTURE

Alumina Limited is a leading Australian company listed on the Australian Securities Exchange (ASX) and the New York Stock Exchange (NYSE).

We invest worldwide in bauxite mining, alumina refining and selected aluminium smelting operations through our 40 per cent ownership of Alcoa World Alumina and Chemicals (AWAC), the world's largest alumina business.

Our partner, Alcoa, owns the remaining 60 per cent of AWAC, and is the manager. The AWAC joint venture was formed in 1994 and our relationship with Alcoa dates back to 1961.

AWAC Results

$335m

AWAC net profit after tax US$335.3 million
(2009: US$106.4 million)

$714m

AWAC cash from operations US$714 million
(2009: US$(64) million)

15.2m

Record alumina production of 15.2 million tonnes
(2009: 13.5 million)

Alumina Annual Report 2010 P.3

CHAIRMAN AND CHIEF EXECUTIVE OFFICER’S REPORT 2010 Alumina Limited reported improved profitability and a strong turn around in cash flow generation for the 2010 year as the global economy began to recover and demand for aluminium and alumina increased. Stronger market conditions resulted in improved pricing, with realised alumina prices up 28 per cent on the prior year. The resulting profit increase was reduced by the strengthening Australian dollar (which impacts 60 per cent of AWAC’s global production), and additional costs in the commissioning of the expanded Brazilian assets. AWAC responded to improving demand with record alumina production of 15.2 million tonnes. This was achieved by restarting some of the production capacity that was idled in late 2008 at the height of the Global Financial Crisis and also includes increased production from the recently expanded Brazilian operations. Also, in 2010, AWAC finalised new power contracts with Loy Yang Power to secure electricity supply to the Portland and Point Henry aluminium smelters in Victoria, Australia until 2036. The new contracts will come into effect in 2014 for the Point Henry operations (Geelong) and 2016 for the Portland operations. Free cash flow available for debt reduction and distribution to shareholders increased significantly as cash flow from the AWAC operations increased and significant investment in capital expenditure wound down. Dividends received from the AWAC joint venture increased by $98.8 million to $234.4 million. Fully franked dividends of US 6 cents per share, were declared (US1.8 cents per share in 2009). The Board intends generally, on an annual basis, to distribute cash from operations after debt servicing and corporate cost commitments have been met. Dividends will be fully franked for the foreseeable future. Alumina Limited’s functional and presentation currency was changed to US dollars recognising that most dividends are received by the Company in US dollars. Mr Ron McNeilly, a Non-executive director of the Company since its demerger in 2002, retired from the Company in March 2011. Mr McNeilly’s experience and expertise were invaluable to the deliberations of the Board and as Chairman of the Compensation Committee. The Board thanks Mr McNeilly for the valuable contribution he made to the Company for over nine years. Ms Emma Stein joined the Company’s Board in February 2011 as a Non-executive director. She brings considerable experience with industrial customers in international energy and utilities markets and investment in long-life assets and projects. Alumina market The increase in the number of independent smelters in recent years, predominantly in China, has resulted in the proportion of integrated producers declining. Independent or standalone smelters source their alumina from third party suppliers. In 2010 the market for third party alumina exceeded 40 per cent of the entire alumina market and it continues to grow. The third party alumina market is important to AWAC which currently directs 60 per cent of its alumina production to supply third party customers. AWAC’s ability to service the growing third party market has improved with the completion and commissioning of the 2.1 million mtpy

P.4 Chairman and Chief Executive Officer’s Report 2010

expansion of the Alumar alumina refinery and the 2.6 million mtpy Juruti bauxite mine in Brazil. AWAC’s share of alumina production from the 3.6 million mtpy Alumar refinery is 1.4 million mtpy. Alumina pricing The traditional alumina pricing methodology was to link the price of alumina as a percentage of the aluminium price. The linkage methodology in recent years has not recognised that alumina cost drivers are different from those of aluminium. In 2010 a significant development occurred in the pricing structure for alumina. Several independent pricing indices were developed for alumina based on spot sales. A more extensive description of the change in pricing and its implications for Alumina Limited is covered on page 7 of this report. Alumina Limited 2010 Result Highlights In 2010 Alumina Limited made a profit of US$34.6 million (2009: US$(23.7) million). Underlying earnings after tax was US$36.7 million (2009: US$0.3 million) (Underlying earnings exclude non-cash revaluations of embedded derivatives in certain energy contracts and retirement benefit obligations which do not relate to operations during the current reporting period). Alumina received $234 million of fully franked dividends from AWAC, compared to $136 million in 2009. Directors determined a final dividend of USD 4 cents. (AUD 3.943) cents per ordinaryshare. The 2010 interim dividend was USD 2 cents, (AUD 2.2324 cents). Corporate costs rose to A$15.9 million, from A$13.1 million in 2009. Principal reasons for the increase were Brazil taxes of A$1 million on capital movements from Brazil, the additional costs associated with our change to USD functional and presentation currency and the establishment of entities in Brazil. In 2009, Alumina Limited restructured its funding facilities, by increasing maturities and diversifying funding sources and smaller refinancing requirements. This led to a period of higher cash balances in 2010 than normal, and as cash is invested in US dollars, the low interest rates available resulted in little interest income. AWAC Financial Performance Profitability improved significantly to US$335 million (2009: US$106 million). Stronger market conditions resulted in improved pricing, with realised alumina prices up 28% on the prior year. The increase in realised alumina prices accounted for over 60% of the total increase in alumina revenue. Alumina production increased by 1.7 million tonnes, to 15.2 million tonnes, a new record for the AWAC joint venture. In 2010, free cash flow in AWAC was $416 million (2009: negative US$729 million). This very significant turnaround in free cash flow reflects both the improvement in cash from operations, and the final stages of investment in the major capital project in Brazil. The improved cash from operations increased to US$714 million (2009 negative US$64 million), reflected increased prices and volume of alumina sales, disciplined cost and working capital management. AWAC earnings include significant costs in Brazil of US$135 million before tax arising from commissioning and start-up issues and their impact on production costs. By year end the refinery was operating at design capacity. Alumina operating margins improved as a result of higher realised prices and continued discipline on controllable costs. Excluding Brazil direct commissioning and start-up costs of US$80 million, the average cost of alumina production increased $17 per tonne. This was principally due to the appreciation of the AUD against the USD which had a negative impact of approximately $14 per tonne (the average AUD/USD rate for 2010 was 0.92, compared with 0.79 in 2009). Average costs were also impacted by increased production from higher cost refineries outside Australia which were ramped up in response to increases in customer demand and alumina pricing. The proportion of total productionfrom the lower cost Australian refineries fell from 67% in 2009 to 60% in 2010. Energy costs increased approximately 23% on the prior year, although this was partially offset by a 27% decline in caustic soda costs. Depreciation expense in Brazil increased to $138 million, up from $38 million in 2009, following commissioning of the expanded refinery and full mine operation. AWAC produces aluminium at two smelters in Australia. Aluminium production declined marginally to 356,000 tonnes (2009: 368,000 tonnes) reflecting a full year of curtailed production at the Portland smelter following production cuts in 2009. The price per tonne improved by 29%, benefiting from increased global prices and regional premia (the average three month aluminium LME price was $2,200 per tonne in 2010). In AUD terms, aluminium costs of production decreased by 4% during the year, as a result of the continuing strong focus on cost control and cash expenditure. Capital expenditure on growth projects was $153 million, with $102 million spent in Brazil, $44 million on the Ma’aden joint venture in Saudi Arabia, and $7 million on the existing Australian operations. Certain parts of the growth capital expenditure in Brazil were deferred into 2011, to allow a focus on commissioning issues. AWAC also made additional equity investments in Brazil, to cover the costs of commissioning issues, an increase in working capital as production increased, and operating losses during the ramp up phase of the expansion. Sustaining capital expenditure of $201 million was mainly spent in Australia.

Alumina Annual Report 2010 P.5

AWAC continued to operate with minimal borrowings. With the exception of minor working capital facilities at individual operating assets, any borrowing required by an AWAC entity is provided by the joint venture partners.

Alumina Limited Governance and Sustainability

Effective corporate governance remains a strong focus for Alumina Limited.

The Board is cognisant that corporate sustainability and continuing shareholder value are dependent on the existence of a viable governance framework of policies and procedures and a governance culture that steers the company.

Alumina Limited strives to provide best practice corporate governance by, where possible, adhering to best practice principles and guidelines. As a listed company in Australia and the USA, Alumina Limited comes under the regulatory jurisdiction of the Australian Securities Exchange (ASX) and the New York Stock Exchange (NYSE). Alumina Limited has complied with all applicable governance principles of the ASX.

In 2010 the Board reviewed the Company's compliance to various regulatory requirements and evaluated changes that were either introduced or proposed by relevant governance bodies. In conducting these reviews the Board is advised by management and independent experts. As a part of the continuing governance review the Board in 2010 adopted and updated policies and processes including in relation to diversity in the workplace.

Sustainable development is a key issue within Alumina Limited and AWAC. AWAC operates in 7 different countries in diverse locations such as Brazil and Western Australia. Alumina and AWAC management are ever mindful of their responsibility to protect the environment, manage resources responsibly, respect the rights of the communities in which they operate and ensure the safety and health of employees. Alumina Limited also fully supports the sustainability goals and efforts of AWAC's operating manager, Alcoa. Alcoa has an enviable reputation as a leader in sustainability being consistently recognised as one of the world's top 100 most sustainable companies. A number of AWAC operations are multi award winners for sustainable practices in rehabilitation of mined areas, employee safety, water management and community action. For more information on sustainability including case studies and to review Alumina's Sustainability Policy, please access the Company's website at: *www.aluminalimited.com/sustainability-policy/*

Carbon emissions reduction

In February 2011, the Australian Government announced that it would pursue a carbon price mechanism that would commence with a fixed carbon price before transitioning into a cap-and-trade emissions trading scheme. This new mechanism could commence as early 1 July 2012. Details regarding the structure, timetable, pricing and any assistance afforded to Australian industries have not been finalised.

Alumina Limited believes any scheme should not adversly impact on the international competitiveness of Australia's aluminium and alumina industry and should mitigate the risk that production moves to regions that have no or weaker carbon dioxide emission controls.

Matters on climate change and emissions legislation are discussed in greater detail in the Sustainability section found on page 8 to 10 of this report or on the Company's website.

Sustainable development is a key issue within Alumina Limited and AWAC. AWAC operates in 7 different countries in diverse locations such as in Brazil and Western Australia. Alumina and AWAC management are ever mindful of their responsibility to protect the environment, manage resources responsibly, respect the rights of the communities in which they operate and ensure the safety and health of employees.

ALUMINIUM
USD/lb


120
85
50
31 Dec 2008
31 Dec 2009
31 Dec 2010

Source: Thomson Reuters

AUD/USD
EXCHANGE RATE


1.00
0.90
0.80
0.70
0.60
31 Dec 2008
31 Dec 2009
31 Dec 2010

Source: Thomson Reuters

P.6 Chairman & Chief Executive Officer’s Report 2009

Capital Management Alumina Limited’s gearing remains at a conservative 10%. Net debt at year end was $353 million. $54 million of the Company’s 2008 convertible bonds were bought back in the first six months of 2010, and a further $128 million bought back in December. The total amount of the bonds outstanding is $168 million. The bonds may be put to the Company in May 2011, and otherwise, matures in May 2013. A new $320 million syndicated facility was completed in November, with $107 million maturing in late 2013 and $213 million maturing in 2015. A further $300 million of committed undrawn facilities maturing in 2012 are available to the Company. Alumina Limited has no facilities maturing in 2011. AWAC Growth projects By the end of 2010, the major capital expenditure for the Brazilian growth projects was complete. The 2.1 million mtpy expansion of the Alumar alumina refinery and the 2.6 million mtpy Juruti bauxite mine operated at design capacity during early 2010. However the refinery experienced a number of power outages and the failure of a ship unloader that curbed refinery production during 2010. The Brazilian growth project is a strategically important investment. It links a large efficient alumina refinery with a long-term bauxite deposit. The Juruti bauxite deposit has at least a 50 year mine life expectancy. The bauxite deposit provides the opportunity to increase production beyond its current production capacity. AWAC’s next growth project is a joint venture development of a low cost alumina refinery and bauxite mine in the Kingdom of Saudi Arabia. AWAC will have a 25 per cent interest in the alumina refinery joint venture with Ma’aden. The refinery will have access to low cost power and will be supplied bauxite from its own mine. The project will also benefit from access to existing rail and port facilities essential for the effective and efficient transportation of product. Alumina Limited is required to provide equity funding of approximately $140 million between 2010 and 2014. Approximately 60 per cent of the required total project funding will be arranged through project financing and will be finalised in 2011. Outlook Demand for aluminium grew 13 per cent in 2010 and is forecast to grow 12 per cent in 2011. A forecast reduction in the rate of Chinese growth is predicted to be offset by increased demand for aluminium in the Middle East and the Latin American regions, developing countries and a recovery in the United States. China is forecast to account for over 40 per cent of the total world consumption of aluminium in 2011 and will remain a major influence in the aluminium market due to continuing urbanisation of its population and the growth in demand for transportation. The global alumina market in 2011 is expected to be in balance. China is forecast to remain a net importer of alumina being slightly deficient in alumina by approximately the same amount that Western countries are in surplus. In the longer term, increased investment in bauxite mining and alumina refining will be necessary to supply increasing non-integrated smelters in the Middle East, India and China. AWAC, the world’s largest bauxite miner and alumina manufacturer with long-life bauxite deposits and low cost alumina refining facilities, is in a position to benefit from increased demand for alumina. The alumina supply and demand fundamentals have driven an increase in the sales of spot and index based priced alumina. Since the introduction of the index price there has been an increasing acceptance by customers to move to an index price. The change in pricing is expected to impact our results progressively as new contracts are implemented over the next five years, commencing in 2011. IN SUMMARY Alumina Limited’s 2010 result was a product of increasing demand and price for aluminium and alumina tempered by the impact of a weak US dollar and some one-off costs. With forecast increases in the demand for aluminium and alumina, Alumina Limited’s investment in AWAC with long-life bauxite deposits and 17 million tonnes of alumina production design capacity, is positioned well for the future. The recent strengthening of the Australian dollar to above parity against the US dollar will have a negative impact on AWAC financial performance. The development of alumina price indices in 2010 and the subsequent gradual transitioning from an aluminium linked percentage price for alumina to an index based price, also should contribute to an improving outlook. The Board would like to thank Alumina Limited’s staff for their contributions during 2010. JOHN BEVAN CHIEF EXECUTIVE OFFICER DONALD M MORLEY CHAIRMAN

Alumina Annual Report 2010 P.7

ALUMINA PRICING

A significant development occurred in the pricing structure for alumina during 2010. Traditionally most alumina outside of China has been sold to third party smelters on a medium to long term contract basis, with the price calculated as a percentage of the London Metal Exchange (LME) aluminium price. The LME aluminium price is published daily and over time reflects the fundamentals of the supply and demand and operating and capital costs of producing aluminium. After the LME aluminium percentage was linked to the alumina price, the fortunes of alumina refiners therefore rise and fall in line with the aluminium price.

In recent years however there has been a low correlation between the LME aluminium prices and the alumina input costs (principally energy, caustic soda and bauxite/freight).

The alumina input costs have different drivers to those of aluminium and disparities between those costs have led to the way alumina has been traditionally priced becoming disconnected to the underlying economics of producing and selling alumina. This has contributed to a lack of investment in new low cost refining capacity outside of China. In 2010 a number of key commodity information service providers started publishing daily and weekly alumina (spot) pricing assessments or indices. These have given the seller and buyer of alumina a reference point for pricing that better reflects supply and demand and cost of alumina. Also, particularly in China, an increasing amount of alumina has been sold on spot prices assisting the development of the indices.

PLATTS FOB AUSTRALIA
DAILY, US$/METRIC TON


420
400
380
360
340
320
300
16 AUG 10
16 SEP 10
16 OCT 10
16 NOV 10
16 DEC 10
16 JAN 11

Source: Platts

In August 2010, Platts introduced four new daily spot price assessments called "PAX" for "Platts Alumina Index". These were the world's first daily price references for alumina, seeking to address the needs of miners, smelters, refiners, and traders for an independent source of open-market spot prices to better determine pricing for short and long-term alumina contracts. Platts' suite of alumina prices captures price dynamics principally relating to Australia and China. Australia is the world's largest exporter of alumina and China, which is also a large producer, is the world's largest consumer of alumina.

An additional indice "CMAAX" has been developed publishing a daily Chinese price index focusing on smelter grade alumina in China. In December 2010, Metal Bulletin launched a weekly alumina index based on loaded prices of smelter grade alumina at Australia.

These developments have enabled AWAC to enter contracts with prices based on published spot prices. The contracts written by AWAC during the latter part of 2010, for delivery in 2011 and beyond, referenced a basket of published alumina index prices.

Approximately 20 per cent of AWAC's third party alumina sales each year are re-negotiated and AWAC intends to continue contract pricing based on index and spot prices.

Demand for aluminium is forecast to grow strongly. This will require extra alumina capacity to be committed within a few years. However, producers require an appropriate incentive price to justify the high capital commitment of building or expanding a refinery. Pricing of alumina by reference to the spot indices should result in a pricing that better reflects the economics of building refineries and producing alumina, and alumina supply and demand, hence providing the incentive price required for new capacity.

P.8

SUSTAINABILITY ALUMINA LIMITED Sustainability Scope Alumina Limited has a 40 per cent interest in AWAC. Alcoa manages the day-to-day activities of AWAC. Its chief sustainability focus is to ensure that AWAC management integrates sound environmental, social and governance processes alongside sustainable financial performance of the business. The Board, senior management and employees at Alumina Limited acknowledge that sustainability is much more than maintaining a viable business, it includes the responsible use and management of resources, providing protection for the environment, ensuring the highest level of health and safety of employees and the communities in which AWAC operates and creating opportunities for people and processes to improve. Alumina Limited is also committed to sound corporate and social policies within its business activities and strategy. Alumina Limited fully supports the sustainability objectives and initiatives implemented by Alcoa at AWAC’s global operations. AWAC activities involve mining, alumina refining and selected smelting facilities located in the USA, Spain, Jamaica, Suriname, Guinea, Brazil and Australia. Those facilities operate in diverse geographic, social and economic environments and require unique approaches to sustainability to achieve global common sustainability goals. SUSTAINABILITY ALUMINA LIMITED Sustainability Scope Alumina Limited has a 40 per cent interest in AWAC. Alcoa manages the day-to-day activities of AWAC. Its chief sustainability focus is to ensure that AWAC management integrates sound environmental, social and governance processes alongside sustainable financial performance of the business. The Board, senior management and employees at Alumina Limited acknowledge that sustainability is much more than maintaining a viable business, it includes the responsible use and management of resources, providing protection for the environment, ensuring the highest level of health and safety of employees and the communities in which AWAC operates and creating opportunities for people and processes to improve. Alumina Limited is also committed to sound corporate and social policies within its business activities and strategy. Alumina Limited fully supports the sustainability objectives and initiatives implemented by Alcoa at AWAC’s global operations. AWAC activities involve mining, alumina refining and selected smelting facilities located in the USA, Spain, Jamaica, Suriname, Guinea, Brazil and Australia. Those facilities operate in diverse geographic, social and economic environments and require unique approaches to sustainability to achieve global common sustainability goals. Sustainability Aspirations For both the AWAC joint venture, and in Alumina’s business dealings, our ambition is to: — achieve an injury free work environment and promote the health of our employees and of the communities in which we operate — apply high ethical business standards and best practice principles and methods — mitigate risks and regularly update business practices to enhance AWAC’s impact on the environment, its employees and for the communities where it operates — ensure AWAC’s efficient use of energy and natural resources — respect the rights and values of the communities where AWAC operates, and strive to achieve challenging targets in social and environmental improvements — meet or exceed AWAC’s emissions and pollution regulation standards, through continuous improvements in technology and operating practices — ensure that rehabilitation programs for AWAC’s mining operations are managed to re-establish the botanical richness and mix of plant species occurring naturally in the local areas — provide open, timely and clear reporting on our performance against goals and targets — engage openly with stakeholders Sustainability Management – Alumina Limited Alumina Limited’s Sustainability Policy that encapsulates the Company’s sustainability principles and goals is the direct responsibility of its Board of Directors. The Board is responsible for the oversight of the Company’s sustainability policy and performance. Alumina Limited’s executive management is responsible for formally reviewing and annually reporting progress on key sustainability initiatives and performance. In relation to the AWAC joint venture, Alumina Limited’s CEO and CFO sit on the Boards of the main holding entities of the AWAC enterprise and are Alumina’s representatives on AWAC’s governing body, the Strategic Council. In those roles, they receive detailed reporting on AWAC’s key sustainability measures on health and safety, energy efficiency, water management and greenhouse gas emissions.

Alumina Annual Report 2010 P.9

Governance – AWAC AWAC’s sustainability efforts are undertaken by Alumina Limited’s partner and manager/operator of AWAC, Alcoa. Alcoa has been at the forefront of global action on sustainable development and ongoing management. AWAC facilities have a set of strategic targets covering a broad range of sustainability actions designed to impact day-to-day operations. AWAC has developed a new model for sustainability that included a restructuring of sustainability reporting. Sustainability is now approached in three interdependent categories: sustainability of products, sustainability of resources, and sustainability of operations. Under each category are subsets of: environment, social and economic matters. This revised approach to sustainability is applied in all of AWAC’s operating locations and is intrinsically linked to the business strategy. AWAC Business Activities AWAC, in the course of its business: — Uses extractive processes to mine bauxite — Uses energy intensive processes to convert bauxite to alumina at the alumina refineries and also to produce aluminium metal in the smelters — Uses water resources in all stages of processing — Produces waste and other residues from the refining and smelting processes — Conducts the above activities in or near communities — Is responsible for employee health and safety. Each of these activities are the subject of global strategic targets of the sustainability model developed by Alcoa. For example: from a 2005 baseline, 20% reduction in total (direct and indirect) carbon dioxide equivalent (CO2-e) intensity by 2020; 30% by 2030. The various operating facilities contribute to meeting global targets. However their own business units and regions often employ complementary sustainability indicators around their sustainability challenges. They are also using workshops and other methods to engage customers, management, employees, communities, and other stakeholders in sustainability initiatives, leading to strategies and action plans. AWAC Sustainability AWAC personnel have been working hard to responsibly manage its business activities in a manner that is sustainable environmentally, socially and economically. Some of the significant objectives relating to AWAC are: — returning the natural biodiversity of mine areas (achieved over 100 per cent species richness of Jarrah forest species in 2007 – Western Australia mine rehabilitation) — reducing freshwater consumption to target, 70 per cent reduction from a base year of 2000 — 10 per cent reduction in energy intensity by 2010 compared to 2000 — 25 per cent reduction in greenhouse gas emissions (GHG) by 2010, compared to a base year of 1990 (Western Australian refineries achieved over 21 per cent reduction in direct emissions and the Victorian smelters achieved a 65 per cent reduction in direct emissions) AWAC Sustainability Initiatives Alcoa operates a dedicated global refining research and development team, the Technology Delivery Group (TDG) that employs a team of engineers and scientists that contribute to developing innovative and cost effective processes and technology to meet sustainability challenges. The TDG developed a process to remove an unwanted impurity from the refining process called oxalate. The process harnesses naturally occurring microbes that consume the oxalate and prevents 11,000 tonnes of carbon dioxide from entering the atmosphere and saved AWAC $20 million. This process, developed at the Kwinana refinery, is expected to be utilized at all of AWAC’s refinery operations. AWAC mining operations in Western Australia have been the recipients of several awards for rehabilitation of mining activities. Their goal is 100 per cent plant species richness for a mined area and was the first mining operation in the world to achieve that goal. To assist in the mine rehabilitation, a plant nursery that utilises a state-of-the-art tissue culture laboratory to grow plants in a sterile environment. Since 1994 over 1 million tissue cultured plants have been planted.

P.10 Sustainability

A challenge in the alumina refining environment is a solution for the management of residue. As a result of the refining process that extracts alumina (aluminium oxide) from bauxite, approximately 1 tonne of residue is produced for each tonne of alumina. Historically, the residue has been deposited into lined reservoirs to form landfill. AWAC operations in Brazil and Western Australian are pioneering ways in which to alter the nature of the residue to make it useful for other processes. In Brazil AWAC is partnering with the University of Sao Carlos, the University of Sao Paulo and the Agricultural Research Agency in Seropedica, to develop solutions. The re-use of the residue as an agricultural soil amendment (as a result of the alkalinity of the caustic soda present in the residue) and to manufacture materials like bricks and roof tiles are some potential solutions being developed. In Australia studies have developed a carbonation and wash system to process the residue sand to make it environmentally benign. Sand comprises approximately 50 per cent of the residue in Australia. The processed sand is suitable for use in the construction industry and is suitable for use in road base construction. Other applications include use in concrete manufacture, ceramic or plastics manufacturing. These are examples of the technology and science being employed to create innovative solutions for sustainability challenges. For more examples of achievements in sustainability practices, go to Alumina Limited’s website: www.aluminalimited.com AWAC and the community AWAC has operational facilities in 7 countries around the world. These are large scale activities that operate within local communities. To build a sustainable business, it is necessary to examine the impact on the sustainability of the communities and examine the needs of the community. In Brazil efforts have successfully been made to partner with the community on matters of sustainability. The remote community of Juruti is the location for AWAC’s newest bauxite mine and port facilities. An example of the partnering endeavours is the Juruti School of Sustainability that was created by Alcoa to train local professionals and leaders to develop sustainability initiatives in the region. The project included classes given by teachers from the Peabiru Institute, an organization that works on education in biodiversity, which is responsible for running the project. Students successfully completed the 7 month course that included modules for; mobilization of resources for social projects, public administration, sector administration and an end-of-course project. The first group of qualifying students pursued a number of projects and formed the Association of Sustainability Agents of Juruti with the aim of improving the social and human capital of Juruti by continuing training and introducing it to other organisations in the area. Climate Change and Emissions Legislation One of the most significant challenges for the aluminium industry is climate change and the reduction of emissions. The aluminium industry, by the processing required to refine alumina and smelt aluminium, is an energy intensive industry. AWAC has initiated a number of process changes to improve energy efficiency and reduce greenhouse gas intensity. At the Australian operations of AWAC, the Victorian smelters at Point Henry and Portland have made significant inroads to reducing their direct emissions which in 2009, were 65 per cent less per tonne than in 1990. AWAC’s operations in Spain may in the near future, be subject to carbon taxes or emission trading schemes as a catalyst to bring about a reduction in greenhouse gas emissions. The European Union’s Emissions Trading Scheme (EU ETS) launched in 2005 operates on the principle of “cap and trade” but initially excluded the aluminium industries. A “cap” or limit is placed on the total amount of certain greenhouse gases that can be emitted by facilities. Companies receive emission allowances which they can sell to or buy from one another (trade). The aluminium industry will be included in the EU ETS from 2013. The impact on AWAC’s Spanish alumina refinery at San Ciprian is yet to be determined due to uncertainty regarding the benchmarking of the alumina sector. In February 2011, the Australian Government announced its intention to pursue a proposal for the introduction of a carbon price mechanism. The proposed mechanism would commence with a fixed carbon price and after a specified period, move to a cap-and-trade emissions trading scheme. There is insufficient detail relating to how the mechanism will operate, the initial price for carbon, the period over which the fixed carbon price would apply and the subsequent operation of the cap-and-trade component to estimate a financial impact. Also the proposal indicates a yet to be determined level of assistance to Australian industry. Alumina Limited and AWAC support an economy-wide response to the challenge of climate change that incentivises improvements while preserving the international competitiveness of Australian industries, in particular emission-intensive, trade-exposed industries such as the aluminium industry. AWAC’s Australian assets compete in a global market place in which most producers are subject to a very minimal carbon cost. If a scheme disadvantaged Australian aluminium producers compared to producers in countries that operate under a lesser scheme or no scheme, there is a risk that producers may be forced to close their Australian facilities and production would shift to other countries or regions. Such measures would not result in a reduction in GHG and would result in a loss of jobs and income in Australia. AWAC’s Australian refineries are some of the most cost competitive and efficient in the world. AWAC will continue to focus on improving operational efficiencies and the further pursuit of innovative solutions to reduce greenhouse gases. For information on Alumina Limited’s greenhouse gas emissions and other sustainability information, refer to the Company website at www.aluminalimited.com

Alumina Annual Report 2010 P.11

CORPORATE GOVERNANCE

Alumina Limited has set a goal of conducting business with a high level of corporate governance to drive long-term shareholder value by protecting shareholder rights and enhancing investor and market confidence in the Company.

Alumina Limited's corporate governance framework is designed to provide oversight of the Board's and senior management's actions through:

- Establishing responsibilities of the Board and senior management to ensure an appropriate level of control
- Timely and meaningful disclosure to provide transparency of information and processes
- Defining accountability processes

Compliance with Corporate Governance Codes

Alumina Limited has listed securities on the Australian Securities Exchange (ASX) and the New York Stock Exchange (NYSE). Alumina Limited meets each of the requirements of the ASX Corporate Governance Council's Corporate Governance Principles and Recommendations (Second Edition) and the NYSE compliance rules as they apply to foreign listed entities.

Alumina Limited's corporate governance structure is independently reviewed annually by many of world's leading corporate governance rating agencies. In 2010, GovernanceMetrics International rated Alumina's governance performance 8.5 out of 10 (the average rating of Australian companies was 6.65).

The role of Alumina Limited's Board of Directors

The role, duties and responsibilities of the Board, and delegation of authority to senior executives, are defined in the Board Charter, which is available on our website *www.aluminalimited.com*

In summary, the Board of Directors is accountable to represent shareholders' interests in the ongoing management and governance of the Company. The Board in executing its responsibilities aims to create sustainable shareholder value through strategic goal setting, establishing required resources and ensuring management processes are effective. The Board has specific roles to fulfil and delegates to the Chief Executive Officer (CEO) and his senior executive team, authority over the day-to-day management of the Company. The Board Charter and Company Policies defines the scope of authority delegated to senior management.

The primary roles of the Board are to:

- appoint the Chief Executive Officer, and monitor the performance of the Chief Executive Officer and senior executives
- monitor and optimise business performance
- formulate Alumina Limited's strategic direction and monitor its execution
- protect the interests of shareholders
- approve Alumina Limited's external financial reporting.

Corporate Governance Framework


BOARD
Audit Committee
Nomination Committee
Compensation Committee
CEO
External audit
Internal audit
Responsibility
Financial management & reporting internal controls risk management
Responsibility
Director selection & appointment identify and assess Director skills and competency
Responsibility
Oversight of remuneration, compensation plans, polices and practice
Senior Management
Management Committees
Values and Code of Conduct
Board and Committee Charters
Delegated authorities
Corporate governance and internal controls

P.12 Corporate Governance

Board Membership The Board had five members during 2010, four Non-executive Directors and an Executive Director – the Chief Executive Officer, Mr John Bevan. The Board is chaired by a Non-executive Director, Mr Don Morley. There were no changes to the composition of the Board in 2010 and the Board comprised the following directors: Mr Donald Morley (Chairman) Mr Peter Hay Mr Ronald McNeilly Mr John Pizzey Mr John Bevan On 3 February 2011, Ms Emma Stein joined the Board as a Non-executive director. On 3 March 2011, Mr Ron McNeilly retired as Non-executive director and Chairman of the Compensation Committee after nine years of service. On 3 March 2011, Mr Hay was appointed Chairman of the Compensation Committee and Ms Stein replaced Mr Hay as Chair of the Nomination Committee. A brief biography of each Alumina Limited director, together with the period each has held office, is available on pages 23 and 24 of this report. In 2009 Alumina Limited’s shareholders approved the adoption of a new Constitution that, among other changes, requires that Directors (excluding the Chief Executive Officer) retire at the third annual general meeting since they were last elected or re-elected. A retiring Director seeking re-election is subject to an appraisal and recommendation by the Nomination Committee whether to support the Director’s re-election. The Board reviews the Nomination Committee recommendation in determining whether to recommend that shareholders vote in favour of the re-election. Ms Stein, was appointed a director by the Board on 3 February 2011, will stand for election at the 2011 Annual General Meeting in accordance with the Company’s Constitution. Mr Pizzey, a non-executive director who was last re-elected in 2008, will stand for re-election at the 2011 AGM. Board Succession Planning and Director Appointment The Nomination Committee regularly reviews the size and composition of the Board and whether its members possess the necessary competencies and expertise for the role. The Nomination Committee is also responsible for the Board’s succession planning and, as necessary, nominating to the Board candidates to fill any vacancy on the Board. The procedure for selection and appointment is detailed in the Nomination Committee Charter annexure, available on the Company website. Director Skills and Experience To ensure that Alumina Limited shareholder interests are protected and advanced, it is essential that the Board consists of individuals that collectively have a mix of skills and experience commensurate for the business activities and structure of the Company. The Nomination Committee is responsible for assessing the suitability of existing and prospective directors based on their expertise and skills. The Committee established several key requirements for Board members and determined that the directors have the necessary skills and experience. Key requirements are summarised as follows: — Established management and leadership skills — International experience — Industry knowledge and experience — High level of governance experience — Proven record of developing and implementing successful strategy — Financial expertise — Capital projects experience — Joint venture experience Director Independence Alumina Limited requires the Board on an annual basis, and otherwise as it feels warranted, to assess director independence. The Board believes that exercising independent judgment, unencumbered by any relationship or interest that could compromise independence is a key governance matter. Directors are considered to be independent if they are independent of management and have no material business or other relationship with the Alumina Limited Group that could materially impede their objectivity or the exercise of independent judgment, or materially influence their ability to act in the best interests of the Group. In assessing the independence of directors the following matters are taken into account: — any existing relationships with the Alumina Limited Group, including professional affiliations and contractual arrangements, whether directly or indirectly with the Director — any past relationships with the Alumina Limited Group, either direct or indirect — materiality thresholds — the definitions of independence embodied in Australian and US corporate governance standards. In forming a decision on director independence, the materiality thresholds used by Alumina Limited include: — the value of a contractual relationship is the greater of $250,000 or 2 per cent of the other company’s consolidated gross revenues — in relation to a principal of or employee of a present or former material professional adviser or consultant of the

Alumina Annual Report 2010 P.13

Company within the previous three years, the greater of $250,000 or 2 per cent of the professional adviser’s or consultant’s gross revenues, or • for an employee or any family member currently employed as an executive officer by another company that makes payments to or receives payments from the Alumina Limited Group for property or services in an amount that exceeds, in any single fiscal year, the greater of $250,000 or 2 per cent of the other company’s consolidated gross revenues. The Board has concluded that all Non-executive Directors are independent. In reaching this conclusion the Board has considered the following relationships and associations: • Mr Morley held an executive position with WMC Limited until October 2002. The Board has concluded that his previous position does not result in him taking into account any interests other than those of the Company in acting as Director and Chairman. • Mr Hay is a non-executive director of the Australian and New Zealand Banking Group (ANZ), a company that has a contractual relationship with Alumina Limited. Mr Hay declared his interest and has not participated in any decision making matter that relates to Alumina’s dealings with the ANZ. The directors concluded that Mr Hay’s directorship of the ANZ does not prejudice his independence. • Mr Pizzey holds approximately 167,530 options to acquire shares in Alcoa Inc over a 2 year period and was, until December 2003, Group President of the Alcoa World Alumina & Chemicals joint venture. The Board reviewed the terms applicable to the Alcoa Inc options and Mr Pizzey’s previous employment with Alcoa Inc and AWAC and concluded that, whilst it is possible in certain limited circumstances Mr Pizzey’s Alcoa Inc options could constitute a material personal interest, neither those options nor Mr Pizzey’s previous employment with Alcoa Inc and AWAC materially impede his objectivity, exercise of independent judgment and ability to act in the best interests of the Company. Mr Pizzey’s employment with Alcoa Inc ceased in December 2003, over seven years ago, and his role as non executive director does not involve him in reviewing actions which he had taken previously as an executive of Alcoa Inc. • Mr McNeilly does not have any previous association with the Company or any other relationships that are relevant to his independence. • Ms Stein is a director of DUET, a majority owner of the Dampier to Bunbury Natural Gas Pipeline (DBNGP) in which Alcoa of Australia Limited has a 20 per cent interest and is a user. Alumina Limited has a 40 per cent interest in Alcoa of Australia Limited. Ms Stein declared her interest and has not participated in any decision making matter that relates to Alumina’s dealings with the DBNGP. The directors concluded that Ms Stein’s directorship of DUET does not prejudice her independence. — Mr Bevan is not considered independent due to his executive responsibilities. For further information on materiality thresholds and director independence, please refer to our Director Independence Policy, available on our website. Diversity The Board is committed to managing and promoting a culture of diversity in the workplace and in 2010 approved the Company’s Diversity Policy, details of which are set out on the Company’s website. The Board also approved the following objectives in relation to gender diversity: — To include in the Charter of the Nomination Committee, responsibility for diversity including an annual review and report on the relative proportion of women and men in the workforce at all levels of the company. — to engage consultants that support and promote the Company’s diversity policy including assisting to identify additional suitably qualified external female candidates. — ensure that candidate lists for permanent employee positions are recognisably diverse by age, sex or ethnicity. — ensuring that in the interview process for each executive position there is at least one appropriately qualified female candidate and at least one female on the interview panel. — consider diversity when reviewing board succession plans with the aim to improve gender representation and diversity. Should the need arise to make any new Board appointment, recruitment will be drawn from a diverse field of suitably qualified candidates. In 2010, women represented 36 per cent of all employees in Alumina Limited and 33 per cent of senior management. In 2010, the Company did not have a woman on the Board of Directors. In 2011, there is one woman on the Board or expressed as a percentage, 20 per cent of the Board. Directors’ and Executives’ Remuneration Details of the remuneration policies and practices of Alumina Limited are set out in the Remuneration Report on pages 27 to 42 of this report. Shareholders will have the opportunity to vote on a non-binding resolution to adopt the Remuneration Report at the 2011 AGM. Directors’ Share Ownership Alumina Limited’s Company Policy requires directors to hold shares equal to, or greater than, one year’s annual fees by the expiry of their first term as a Director. Once attained, that level of share ownership must be maintained throughout their term of office.

P.14 Corporate Governance

The Non-executive Director Share Plan that had required Non-executive Directors to each year purchase shares in Alumina Limited equivalent to a minimum value of 10 per cent of their annual fees was terminated in 2009 following the introduction of new tax legislation. Details of the non-executive Director share acquisition policy and number of shares held by each non-executive Director are disclosed on pages 32 and 37 of the Remuneration Report. Chief Executive Officer The Chief Executive Officer, Alumina Limited’s most senior employee, is selected by the Board and is subject to bi-annual performance reviews by the non-executive Directors. The Chief Executive Officer recommends policy, strategic direction and business plans for Board approval and is responsible for managing Alumina Limited’s day-to-day activities. Board Meetings In 2010 the Board met on 14 occasions to conduct its duties—10 were scheduled meetings and 4 meetings were called on an ad hoc basis to deal with specific business matters. Scheduled Board meetings typically involve a review of the Chief Executive Officer’s Business Performance Report, reports on funding, capital works projects, and consideration of business and governance matters. In addition to the Board members, the executive management team of the Chief Financial Officer and the General Counsel/Company Secretary are generally in attendance. Other senior managers participate in meetings as required. One meeting per annum is devoted to a review of Alumina Limited’s strategic plan and the approval of the strategic direction of the Company. Non-executive Directors conduct meetings from time to time without the presence of executives. The Chairman, Mr Morley, chairs these meetings. To enable interested parties to make any concern known to Non-executive Directors, the General Counsel/Company Secretary, Mr Foster, acts as an agent for the Non-executive Directors. Procedures for the handling of all direct communications for Non-executive Directors are detailed on our website. Directors’ attendance at Board and Committee meetings is detailed on page 19 of this report. Director Education Alumina Limited Directors receive briefings to update their industry knowledge and are provided relevant information on corporate governance and regulatory changes as they apply to corporate governance, accounting standards and relevant industry matters. They also receive detailed analysis on aluminium and alumina industry matters prepared by independent industry consulting firms. This is supplemented by visits to operating sites for business reviews and by presentations to the Board from AWAC executives. New Non-executive Directors undertake an induction program on their appointment. Board Committees and Membership Each committee functions under a specific charter and consists solely of the Board’s non-executive Directors. Committee membership and the record of attendance are detailed in the table on page 19. The Chairman of the Board, Mr Don Morley, does not chair any of the Board Committees. The Committee Charters are detailed in full on the Company website at http://www.aluminalimited.com/committee-charters. Audit Committee Role The primary role of the Audit Committee is to assist the Board in fulfilling its responsibilities for Alumina Limited’s accounts and external reporting. This is achieved by ensuring that appropriate processes are in place to support the Board in fulfilling its responsibilities including in relation to: — reporting of financial information to users of financial reports — application of accounting policies — financial management — internal financial control systems, including internal audit — independent auditor qualifications, independence and performance. The Audit Committee is also delegated responsibility for assessing the Company’s exposure to business risks including the strategies in place for managing key risks, and to determine whether there is appropriate coverage in the internal audit plans. The Committee also reviews other issues as requested by the Board or the Chief Executive Officer. Activities undertaken in 2010 In 2010 the Audit Committee met 9 times and reviewed the work plans of the external and internal auditors, their performance against those plans, the Auditor reports and an evaluation of Alumina’s disclosure procedures and controls. The Committee considered internal control policy matters. The Committee also oversaw the transition of the Company’s functional currency to US dollars and approved various accounting matters relating to the application of accounting standards and policies. For further information on the scope and responsibilities of the Audit Committee in relation to the external audit function, refer to the Company’s website www.aluminalimited.com/audit-committee-charter

Alumina Annual Report 2010 P.15

Compensation Committee Role The Compensation Committee is responsible for overseeing the Company’s remuneration and compensation philosophy, strategies and plans and policies and practices to ensure that: — shareholder and employee interests are aligned — Alumina Limited is able to attract, develop and retain talented employees — the integrity of Alumina Limited’s reward program is maintained. The Committee’s brief includes oversight of the Company’s Short Term and Long Term incentive plans, remuneration for Non-executive directors, Chief Executive Officer succession planning and transparent disclosure of the Company’s remuneration practices. The Committee engages external remuneration consultants to ensure that the review of remuneration practices and strategies on which decision making is based is objective and well founded. Activities undertaken in 2010 The Compensation Committee met 6 times during 2010 to review and establish measurable objectives and assess changes for the Short-term and Long-term incentive plans, review senior executive emoluments and conduct appraisals, The other functions performed by the Committee are described in greater detail in Alumina Limited’s Remuneration Report found on page 27 in this report. Nomination Committee Role The Nomination Committee assists the Board in fulfilling its responsibilities to shareholders with regard to: — identifying the necessary and desirable competencies of Board members — regularly assessing competencies necessary to be represented by Board members — the selection and appointment process for Directors — regularly reviewing the size and composition of the Board, including succession plans — determining which Non-executive Directors are to retire in accordance with the provisions of Alumina Limited’s constitution. To ensure that the Board has an appropriate mix of skills and experience, the Nomination Committee will consider individuals for Board membership who have demonstrated high levels of integrity and performance in improving shareholder returns, and who can apply such skills and experience to the benefit of the Company. The Nomination Committee met 5 times during 2010. Activities undertaken in 2010 In 2010 activities undertaken by the Nomination Committee included succession planning, undertaking a search for a new director, a review of changes to the ASX Corporate Governance Principles and Recommendations and considered the suitability of Mr Hay for re-election to the Board, The Committee also assessed its performance concluding that it effectively conducted its duties in accordance with its Charter www.aluminalimited.com/ nomination-committee Performance Evaluation Board and Committees In 2010 the Board and its Committees conducted a self-assessment of outcomes versus key performance criteria as contained in the scope of responsibilities and duties in the relevant Charters. This process involved each director completing a detailed questionnaire ranking performance in relation to relevant business, management and governance matters. The results of the questionnaire responses were collated and evaluated by the Board on a topic-by-topic basis. Initiatives to improve issues identified in the performance evaluation were discussed and approved. Directors seeking re-election at an Annual General Meeting are subject to a peer review to determine if their performance meets the performance criteria prior to receiving endorsement for re-election. Chairman, Non-executive Directors and Chief Executive Officer The performance of the Chairman of the Board is assessed annually by the Chairman of the Nomination Committee in consultation with the other Non-executive Directors. The Chairman of the Board reviews each Director’s individual performance annually and that of the Chief Executive Officer on a semi-annual basis. Senior Executives The Chief Executive Officer undertakes a semi-annual review of the performance of each Senior Executive against individual tasks and objectives. Further information about those processes can be obtained in the Remuneration Report on pages 27 and 28, which is available on the Company’s website. Directors’ Access to Independent Advice The Board, its Committees and individual Directors equally have the right to seek independent expert advice on any matter to fulfil their duties and responsibilities. Independent advice might be sought in relation to technical or specialised matters. Directors, with the consent of the Chairman or the Board, may exercise this right and any expense incurred will be met by the Company.

P.16 Corporate Governance

Promoting Ethical Conduct and Behaviour Alumina Limited has established overarching values that form the ethical framework for the Company’s Code of Conduct. The Code of Conduct drives the way in which Alumina Limited conducts its business and behaviour. The Code of Conduct was developed by aligning the Company’s agreed core values with best practice corporate governance models. The Code applies to directors, employees and contractors. The Code of Conduct is reviewed regularly to ensure it is relevant and accurately reflects best practice principles. Alumina Limited Values and Code of Conduct are detailed in full on the Company’s website. Company Secretary Mr Stephen Foster is the Company Secretary/General Counsel. A profile of Mr Foster’s qualifications and experience is set out on page 19. The role of Company Secretary/ General Counsel in Alumina Limited includes: — providing legal advice to the Board and management as required — advising the Board on corporate governance principles — generally attending all Board meetings and preparing the minutes — managing compliance with regulatory requirements The position of Company Secretary/General Counsel is ratified by the Board. Corporate Reporting and Risk Management The Chief Executive Officer and the Chief Financial Officer have made the following certifications to the Board: — Alumina Limited’s financial reports are complete and present a true and fair view, in all material respects, of the financial condition and operational results of Alumina Limited and the Alumina Limited Group, and are in accordance with relevant accounting standards. — The above statement is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board, and ensures that the Company’s risk management and internal compliance and control is operating efficiently and effectively in all material respects. Share Trading Policy Alumina Limited has a policy on the trading of its shares by its Directors and employees. The Board believes it is in the interests of all shareholders for Directors and employees to own shares of the Company, and so encourages shareholding subject to prudent controls and guidelines on share trading. The policy prohibits Directors and employees from engaging in short-term trading of any Alumina Limited securities, buying or selling Alumina Limited shares if they possess unpublished, price-sensitive information, trading in derivative products over the Company’s securities or entering into transactions in products which limit the economic risk of their security holdings in the Company. In addition, Directors and senior management must not buy or sell Alumina Limited shares in the period between the end of the half or full financial year and the release of the results for the relevant period. Directors and senior management must also receive approval from the Chairman or Chief Executive Officer before buying or selling Company shares. A copy of Alumina Limited’s Share Trading Policy can be found in the corporate governance section of our website. Continuous Disclosure Alumina Limited has a Continuous Disclosure Policy that defines the legal and regulatory obligations, materiality guidelines and reporting process, and is designed to ensure compliance with the continuous and periodic disclosure obligations under the Corporations Act 2001 and the ASX Listing Rules and to ensure accountability at a senior executive level for that compliance. Responsibility for meeting ASX disclosure requirements rests primarily with the Company Secretary. Training is conducted annually with all staff to ensure they understand the Company’s obligations, and their role in fulfilling them, under the continuous disclosure provisions. A review of continuous disclosure matters, if any, is conducted at each Board meeting. Copies of Alumina Limited’s releases to the ASX, investor presentations and Annual Reports are available on the Company’s website at http://www.aluminalimited.com/ announcements/. Alumina Limited’s Continuous Disclosure Policy is available on the Company’s website http://www. aluminalimited.com/values-and-code-of-conduct/. Conflicts of Interest Each Director has an ongoing responsibility to determine if they have a conflict of interest, whether direct, indirect, real or potential, that may impede their impartial decision making. Directors are required to disclose to the Board details of any transactions or interests that may create a conflict of interest. Alumina Limited’s Constitution expressly forbids a director voting on a matter in which they have a direct or indirect material personal interest as defined in Section 195 of the Corporations Act 2001 to the extent that it is prohibited by the Corporations Act 2001 or the ASX Listing Rules.

Alumina Annual Report 2010 P.17

Audit Governance External Audit PricewaterhouseCoopers is Alumina Limited’s external audit services provider. The Audit Committee is delegated responsibility for managing the relationship with the external auditor including their appointment, compensation and agreeing the scope and monitoring the performance and effectiveness of the annual internal and external audit plans and approval of non-audit related work. The Committee also reviews, at least annually, the assessment of the Company’s exposure to business risks and the strategies in place for managing key risks, and to determine whether there is appropriate coverage in the internal audit plans. The external auditor reports to Alumina Limited’s Audit Committee, which is responsible for agreeing the scope of the work performed by the auditor and monitoring its progress against plan. All reports issued by the auditor to the Committee are prepared in accordance with Australian Accounting Standards. In accordance with the applicable provisions of the Corporations Act 2001, the external auditor provides an annual declaration of its independence to the Audit Committee. Alumina’s External Auditor Selection and Rotation Policy requires that the lead Partner involved in the external audit of the company should not remain beyond 5 years. The term of the current Partner expires in 2012. Further information on the relationship with the external auditor is covered in the Audit Committee Charter which is available on our website. Non-Audit Services Alumina Limited and PricewaterhouseCoopers have adopted the following policy in relation to any work undertaken by PricewaterhouseCoopers that does not directly relate to the audit of the Company’s Australian or US statutory accounts: — PricewaterhouseCoopers’ services which have fees of up to $100,000 require the prior approval of the Audit Committee Chairman. Such approval shall include the scope of the services and the approximate amount of fees, and shall be reported to the next Audit Committee meeting; — For PricewaterhouseCoopers’ services of more than $100,000 and less than $250,000, the provision of such services requires the prior approval of the Audit Committee; — For services of more than $250,000 unless PricewaterhouseCoopers’ skills and experience is integral to the services, the proposed services are to be put to competitive tender with the requirement for Chief Financial Officer, Chief Executive Officer and Audit Committee Chairman’s approval of the inclusion of PricewaterhouseCoopers in the tender list. The awarding of a contract, following a competitive tender, to PricewaterhouseCoopers for the provision of these services also requires the prior approval of the Audit Committee. Details of non-audit services are described in the Directors’ Report on pages 25 and 26. Attendance at the Annual General Meeting The partner representing the external auditor attends Alumina Limited’s AGM and is available at the meeting to respond to shareholder questions relating to content and conduct of the audit and accounting policies adopted by the Company in relation to preparation of the financial statements. Written questions for the auditor will be accepted by Alumina Limited up to five days before the AGM. Internal Audit Alumina Limited’s internal audit function is conducted by independent accounting firm Deloitte Touche Tohmatsu. It is the internal auditor’s role to act independent of management and external audit to evaluate whether the Company’s processes and controls provide an effective risk management and control framework, and to report their findings to the Audit Committee. The internal auditor has open access to the Chairman of the Audit Committee. The Audit Committee approves the annual internal audit plan and reviews reports on internal audit findings at least annually. Managing Business Risk Alumina Limited’s Risk Management Policy sets out its policies and procedures for covering risks such as those relating to markets, credit, price, operating, safety, health, environment, financial reporting and internal control. The Risk Management Policy has been adopted by the Board. Alumina Limited is exposed to risks, both indirectly through its investment in AWAC, and directly as a separately listed public company. Alcoa, as manager of AWAC, has direct responsibility for managing the risks associated with the AWAC business. Alcoa utilises its policies and management systems to identify, manage and mitigate those risks. Alumina Limited reviews the management and mitigation of AWAC risks through its participation on the AWAC Strategic Council and the Boards of the key operating entities within AWAC. Alumina Limited uses internal controls as well as risk management policies that are appropriate to its risks as an independent corporate entity. Alumina Limited has developed a Risk Management Framework that profiles a range of material business risks, both financial and non-financial in nature, which are potentially significant for the current operation and profitability and/or longterm value of the Company. Each material business risk identified has an explicit risk strategy and system of internal controls. Alumina Limited’s most significant commercial risk exposures are to alumina and aluminium prices, financing risks, foreign exchange risk, joint venture structure risks, and capital project risk.

P.18 Corporate Governance

Management provides a report to the Alumina Limited Board on the effectiveness of Alumina Limited’s management of its material business risks, and assurance from the Chief Executive Officer and Chief Financial Officer that the declaration provided in accordance with section 295A of the Corporations Act 2001 (refer to Corporate Reporting on page 16) is founded on a sound system of risk management and internal control, and that the system is operating effectively in all material respects in relation to financial reporting risks. Alumina Limited’s Risk Management Policy and controls are covered in more detail in the Governance section of the Company’s website. Exchange Rate and Aluminium Price Risk AWAC’s operations are well placed on the global cost curve. AWAC’s revenues are underpinned by sales contracts with high quality industry participants with which, in most cases, AWAC has longstanding relationships. Given this underlying business position, shareholders’ interests are best served by Alumina Limited and AWAC remaining exposed to alumina price and exchange rate risk, and generally not seeking to manage that risk through the use of derivative instruments. However, in 2009 the AWAC joint venture entered into forward contracts to hedge revenues and freight and energy costs associated with smelter grade alumina sales from its San Ciprian and Point Comfort refineries for the 2010 year. The USD/Euro currency exposure was also hedged for the San Ciprian refinery for the 2010 year. Whistleblowing Alumina has a Whistleblower Policy that encourages, and offers protection for staff to report, in good faith, any behaviour, practice or activity that they have reasonable grounds to believe involves: — unethical or improper conduct — financial malpractice, impropriety or fraud — contravention or suspected contravention of legal or regulatory provisions — auditing non-disclosure or manipulation of the internal or external audit process. A copy of the Whistleblower Policy can be found on the Company’s website. Donations Alumina Limited makes donations each year to non-profit and charitable organisations in the areas of health, education, welfare and the arts. The Company does not make donations to political parties.

Alumina Financial Report 2010 P.19

SENIOR MANAGEMENT

Alumina Limited is managed by an experienced management team focusing on maximising returns and growing the Company, ensuring our shareholders benefit fully from Alumina Limited's interest in the AWAC joint venture, and providing our shareholders with consistent returns. The Alumina Limited executive management team comprises:



JOHN BEVAN
BCom
Chief Executive Officer

John Bevan has responsibility for the overall management of Alumina Limited in accordance with the strategy, policies and business processes adopted by the Board. He had a long career with the BOC Group Plc including a variety of management roles in Australia, Korea, Thailand and the UK before becoming chief executive of Asia in 2000. He was a director of BOC Plc in London from 2003–2007. Mr Bevan has strong commercial and operational experience gained through operating in joint ventures in many parts of the world, particularly Asia.



JUDITH DOWNES
BA(Hons), Dip Ed, Grad Dip Accounting, FCPA, FCA
Chief Financial Officer

Judith Downes joined Alumina Limited in January 2009 as Chief Financial Officer. She is responsible for finance, accounting, treasury, investor relations and taxation. Ms Downes is also an alternate director for Mr Pizzey. Ms Downes has extensive financial experience gained during her career at Australia and New Zealand Banking Group Limited, and prior to that in public accounting. She is a member of the IFRS Advisory Council of the International Accounting Standards Board and a past director of ING Australia.



STEPHEN FOSTER
BCom LLB(Hons) GDipAppFin
(Sec Inst) GradDip CSP ACIS
General Counsel & Company Secretary

Stephen Foster is responsible for legal, company secretarial, shareholder services, insurance and human resources. Mr Foster has a wide range of legal and commercial experience gained over 25 years, at Village Roadshow, WMC Limited, and the legal firm of Arthur Robinson & Hedderwicks (now Allens Arthur Robinson).

ALUMINA LIMITED DIRECTORS' ATTENDANCE AT MEETINGS – JANUARY TO DECEMBER 2009

	BOARD MEETINGS		BOARD COMMITTEE MEETINGS		AUDIT COMMITTEE MEETINGS		COMPENSATION COMMITTEE MEETINGS		NOMINATION COMMITTEE MEETINGS	
DIRECTORS	ELIGIBLE TO ATTEND	ATTENDED	ELIGIBLE TO ATTEND	ATTENDED	ELIGIBLE TO ATTEND	ATTENDED	ELIGIBLE TO ATTEND	ATTENDED	ELIGIBLE TO ATTEND	ATTENDED
P A F Hay	14	14	–	–	9	9	6	6	5	5
R J McNeilly*	14	12	–	–	9	7	6	5	5	5
D M Morley	14	14	–	–	9	9	6	6	5	5
G J Pizzey	14	14	–	–	9	9	6	6	5	5
J Bevan	14	14	1	1	–	–	–	–	–	–
J S Downes**	–	–	1	1	–	–	–	–	–	–

* Mr McNeilly was granted Leave of Absence from 2 meetings during the year for personal reasons.
** Ms Downes is an alternate director for Mr Pizzey, effective from 29 January 2009

P.20 Corporate Governance

Shareholders Alumina Limited has approximately 79,000 shareholders, with the 20 largest holding 77.25 per cent of the approximately 2.44 billion shares on issue. Approximately 95 per cent of all registered shareholders have registered addresses in Australia. Alumina Limited’s shares are listed on the ASX and New York Stock Exchange (NYSE). The level of beneficial ownership of the Company’s shares by US persons is approximately 16 per cent. No single beneficial holder holds in excess of 10 per cent. Shareholder Communication Effective and timely communication with Alumina Limited shareholders and the market is a critical objective of the Company. We also recognise that communication is two-way. Alumina Limited uses internet-based information systems to provide efficient communication with shareholders and the investment community. Examples include posting Company announcements on our website (usually within one hour of lodgement with the ASX), and webcasting financial presentations and briefings. Shareholders may elect to receive all Company reports and correspondence by mail or email. Alumina Limited is a member of eTree, an incentive scheme to encourage shareholders of Australian companies to receive their shareholder communications electronically. For every shareholder who registers their email address via eTree, Alumina Limited donates $2 to Landcare Australia to support reforestation projects. We are interested in shareholder questions and feedback which can be directed to the Company either through the mail or via the feedback facility available on our website. For further information on shareholder communications, including our Continuous Disclosure Policy, refer to the Shareholder Communication Strategy located in the Governance section of our website. Comparison of Corporate Governance Practices with the NYSE Listing Rules Alumina Limited shares trade in the form of American Depositary Receipts (ADRs) on the NYSE and, qualifying as a non-US issuer, Alumina Limited is allowed to follow home-country practice in lieu of the NYSE Listing Rules. However, the Company is required to meet NYSE rules on Audit Committee requirements and to disclose any significant way in which Alumina Limited’s corporate governance practices differ from those followed by US companies under the NYSE listing rules. More detail about the ways in which Alumina Limited’s corporate governance practices differ from those stipulated by the NYSE listing rules can be found in the Governance section of our website http://www.aluminalimited.com/ nyse-corporate-governance-standards/ Share Enquiries Investors seeking information about their Alumina Limited shareholding or dividends should contact: Computershare Investor Services Pty Limited GPO Box 2975 Melbourne, Victoria 3001 Australia Telephone 1300 556 050 (for callers within Australia) +61 (0) 3 9415 4027 (for international callers) Facsimile (03) 9473 2500 (for callers within Australia) +61 (0) 3 9473 2500 (for international callers) Email web.queries@computershare.com.au Please note When seeking information, shareholders will be required to provide their Shareholder Reference Number or Holder Identification Number, which is recorded on their shareholding statements. American Depositary Receipts Alumina Limited shares are traded on the NYSE as ADRs. This facility enables American investors to conveniently hold and trade Alumina Limited securities. Each ADR represents four Alumina Limited shares. Investors seeking information about Alumina Limited’s ADRs should contact our depositary, The Bank of New York Mellon: BNY Mellon Shareowner Services Jersey City – HEADQUARTERS 480 Washington Blvd. 27th Floor Jersey City, NJ 07310 Toll free number (for callers within the USA) 1-888-BNY-ADRS (1-888-269-2377) Telephone (for non-US callers) +1 201-680-6825 Website www.bnymellon.com/shareowner Email shrrelations@bnymellon.com

Alumina Annual Report 2010 P.21

COMPARISON TO ASX CORPORATE GOVERNANCE COUNCIL’S CORPORATE GOVERNANCE PRINCIPLES AND RECOMMENDATIONS (2ND EDITION)

RECOMMENDATION COMPLIANCE REFERENCE

PRINCIPLE 1 LAY SOLID FO UNDATIONS FOR MANAGEMENT AND OVERSIGHT

1.1 Companies should establish the functions reserved to the board and those delegated Comply Page 11 to senior executives and disclose those functions.

1.2 Companies should disclose the process for evaluating the performance of senior Comply Page 15 executives.

1.3 Companies should provide the information indicated in the Guide to reporting on Comply n/a Principle 1.

PRINCIPLE 2 STRUCTURE THE BOARD TO ADD VALUE

2.1 A majority of the board should be independent directors. Comply Page 12

2.2 The chair should be an independent director. Comply Page 13

2.3 The roles of chairman and chief executive officer should not be exercised by the same Comply Page 12 individual.

2.4 The board should establish a nomination committee. Comply Page 15

2.5 Companies should disclose the process for evaluating the performance of the board, its Comply Page 15 committees and individual directors.

2.6 Companies should provide the information indicated in the Guide to reporting on Comply n/a Principle 2.

PRINCIPLE 3 PROMOTE ETHICAL AND RESPONSIBLE DECISION–MAKING

3.1 Companies should establish a code of conduct and disclose the code or a summary of the code as to:

— the practices necessary to maintain confidence in the company’s integrity; Comply Page 16

— the practices necessary to take into account their legal obligations and the reasonable Comply Page 16 expectations of their stakeholders;

— the responsibility and accountability of individuals for reporting and investigating reports Comply Page 18 of unethical practices.

3.2 Companies should establish a policy concerning trading in company securities by Comply Page 16 directors, senior executives and employees, and disclose the policy or a summary of the policy.

3.3 Companies should provide the information indicated in the Guide to reporting on Comply n/a Principle 3.

PRINCIPLE 4 SAFEGUARD INTEGRITY IN FINANCIAL REPORTING

4.1 The board should establish an audit committee. Comply Page 14

4.2 The audit committee should be structured so that it: Comply Page 14

— consists only of non–executive directors

— consists of a majority of independent directors

— is chaired by an independent chair, who is not chair of the board

— has at least three members.

4.3 The audit committee should have a formal charter. Comply Page 14

4.4 Companies should provide the information indicated in the Guide to reporting on Comply n/a Principle 4.

P.22 Corporate Governance

COMPARISON TO ASX CORPORATE GOVERNANCE COUNCIL’S CORPORATE GOVERNANCE PRINCIPLES AND RECOMMENDATIONS (2ND EDITION) CONTINUED

RECOMMENDATION COMPLIANCE REFERENCE

PRINCIPLE 5 MAKE TIMELY AND BALANCED DISCLOSURE

5.1 Companies should establish written policies designed to ensure compliance with ASX Comply Page 16

Listing Rule disclosure requirements and to ensure accountability at a senior executive level for that compliance and disclose those policies or a summary of those policies.

5.2 Companies should provide the information indicated in the Guide to reporting on Comply n/a

Principle 5.

PRINCIPLE 6 RESPECT THE RIGHTS OF SHAREHOLDERS

6.1 Companies should design a communications policy for promoting effective Comply Page 20 communication with shareholders and encouraging their participation at general meetings and disclose their policy or a summary of that policy.

6.2 Companies should provide the information indicated in the Guide to reporting on Comply n/a Principle 6.

PRINCIPLE 7 RECOGNISE AND MANAGE RISK

7.1 Companies should establish policies for the oversight and management of material Comply Page 17 business risks and disclose a summary of those policies.

7.2 The board should require management to design and implement the risk management Comply Page 17 and internal control system to manage the company’s material business risks and report to it on whether those risks are being managed effectively. The board should disclose that management has reported to it as to the effectiveness of the company’s management of its material business risks.

7.3 The board should disclose whether it has received assurance from the chief executive Comply Page 18 officer (or equivalent) and the chief financial officer (or equivalent) that the declaration provided in accordance with section 295A of the Corporations Act is founded on a sound system of risk management and internal control and that the system is operating effectively in all material respects in relation to financial reporting risks.

7.4 Companies should provide the information indicated in the Guide to reporting on Comply n/a Principle 7.

PRINCIPLE 8 REMUNERATE FAIRLY AND RESPONSIBLY

8.1 The board should establish a remuneration committee. Comply Page 15

8.2 Companies should clearly distinguish the structure of non–executive directors’ Comply Page 27–42 remuneration from that of executive directors and senior executives.

8.3 Companies should provide the information indicated in the Guide to reporting on Comply n/a Principle 8.

Alumina Financial Report 2010 P.23

DIRECTORS’ REPORT The Directors present their report on the consolidated entity consisting of Alumina Limited (“the Company”) and the entities it controlled at the end of, or during, the year ended 31 December 2010 (the ‘Group’). Directors The following persons were Directors of Alumina Limited during the whole of the financial year and up to the date of this report: D M Morley (Chairman) J Bevan (Chief Executive Officer) P A F Hay R J McNeilly G J Pizzey (Alternate J S Downes) Board of Directors Alumina Limited Directors in office as at 31 December 2010 were: MR DONALD M MORLEY BSc MBA Hon. FAuslMM Chair, Independent Non-Executive Director Mr Morley was elected a Director and appointed Chairman of Alumina Limited on 11 December 2002. He is a director of Iluka Resources Ltd, a role he has held since December 2002, and has also been a director of SPARK Infrastructure Ltd since November 2005. He was previously a Director of WMC Limited, in the role of Director of Finance until April 2001, and he retired from his executive duties with WMC in October 2002. Mr Morley is a member of the Audit Committee, Compensation Committee and the Nomination Committee. He has wide-ranging financial skills and considerable resource industry experience. MR PETER A F HAY LLB Independent Non-Executive Director Mr Hay has been a Director of Alumina Limited since 11 December 2002. He is Chairman of the Advisory Board of Lazard in Australia, and is a director of Australian and New Zealand Banking Group Limited, GUD Holdings Limited, NBN Co Limited and Myer Holdings Limited. He is also a Director of Landcare Australia Limited and Epworth Foundation. He is a former Chief Executive Officer of the law firm Freehills. He is a member of the Audit Committee, and Compensation Committee and Chair of the Nomination Committee. Mr Hay brings to the Board considerable legal experience and advisory skills particularly in relation to public company takeovers, corporate governance matters and risk management. MR RONALD J MCNEILLY BCom MBA, FCPA, FAICD Independent Non-Executive Director Mr McNeilly was elected a Director of Alumina Limited on 11 December 2002. He is the Deputy Chairman of BlueScope Steel Limited; Chairman of Worley Parsons Limited; past director of BHP Billiton Limited, QCT Resources Limited and Tubemakers of Australia Limited; past executive director Global Markets BHP Billiton Limited from 2001 to 2002; past executive director and President of BHP Minerals from 1999 to 2001. He is a member of the Audit and Nomination Committee and Chair of the Compensation Committee. Mr McNeilly brings substantial practical experience and skills gained from over 30 years working in the resource sector. Mr McNeilly resigned as a director of Alumina Limited effective on 3 March 2011.

P.24 Directors’ Report

MR G JOHN PIZZEY B.E (Chem), Dip. Mgt. FTSE FAICD Independent Non-Executive Director Mr Pizzey was elected a director of Alumina Limited on 8 June 2007. He is Chairman of Iluka Resources Ltd, a director of Amcor Limited and St Vincent’s Institute of Medical Research. Mr Pizzey is a life governor of Ivanhoe Grammar School and a former chairman and director of the London Metal Exchange. He is a member of the Nomination and Compensation Committees and Chair of the Audit Committee. Mr Pizzey brings extensive knowledge gained in over 33 years in the alumina and aluminium industry. MS EMMA STEIN BSc (Physics) Hons, MBA, FAICD Non-Executive Director Ms Stein was elected as a director of Alumina Limited on 3 February 2011. Ms Stein is currently Non-Executive Director of Clough Limited, Non-Executive Director for Diversified Utilities Energy Trust and Non-Executive Director for Programmed Maintenance Group and Transfield Services Infrastructure Fund. Formerly the UK Managing Director for French utility Gaz de France’s energy retailing operations, Ms Stein moved to Australia in 2003. Before joining Gaz de France she was UK Divisional Managing Director for British Fuels. Ms Stein is a member of the Nomination, Compensation and Audit Committees. She has considerable experience with industrial customers, international energy and utilities markets and investments in long life assets and projects. MR JOHN BEVAN BCom FAICD Chief Executive Officer Mr Bevan was elected as Executive Director and Chief Executive Officer on 16 June 2008. Mr Bevan joined Alumina Limited from BOC Group Plc where he most recently held the position of chief executive of Process Gas Solutions and was elected to the Board of Directors. He had a long career with the BOC Group Plc including a variety of management roles in Australia, Korea, Thailand and the UK before becoming chief executive of Asia in 2000. He was a director of BOC Plc in London from 2003–2007. Company Secretary STEPHEN FOSTER BCom LLB(Hons) GDipAppFin (Sec Inst)GradDip CSP, ACIS General Counsel/Company Secretary Mr Foster is responsible for legal, company secretarial, shareholder services, insurance and human resources. He has a wide range of legal and commercial experience gained over 25 years, more recently at Village Roadshow and WMC Limited, after working with the legal firm of Arthur Robinson & Hedderwicks (now Allens Arthur Robinson). Details of the Company Secretary role are contained on page 16. Particulars of the numbers of meetings of the Company’s Directors (including meetings of committees of Directors) and the number of meetings attended by each Director are detailed on page 19. Particulars of relevant interests of shares held by the directors of the Company in the Company or in any related body corporate as at the date of this report are set out on page 37.

Alumina Annual Report 2010 P.25

Insurance of Officers During or since the end of the financial year, the Group has paid the premiums in respect of a contract to insure directors and officers of the Group against liabilities incurred in the performance of their duties on behalf of the Group. The officers of the Group covered by the insurance policy include any natural person acting in the course of duties for the Group who is or was a Director, secretary or executive officer as well as senior and executive staff. The Company is prohibited, under the terms of the insurance contract, from disclosing details of the nature of liability insured against and the amount of the premium. Dividends Details of the dividends paid during the financial year are referred to in Note 9 of the Financial Report found on page 62. Principal Activities The principal activities of the Group relate to its 40 per cent interest in the series of operating entities forming Alcoa World Alumina and Chemicals (AWAC). AWAC has interests in bauxite mining, alumina refining, and aluminium smelting. Review of Operations and Results The financial results for Alumina Limited include the 12 months results of AWAC and associated corporate activities. The Group’s net profit attributable to members of Alumina Limited was US$35 million (2009: US$24 million loss). The Group’s underlying earnings for 2010 were a profit of US$37 million (2009: US$0.3 million). For further information on the operations of the Group during the financial year and the results of these operations (including the calculation of underlying earnings), refer to page 3. Matters Subsequent to the End of the Financial Year Other than as reported in Note 33 of the Financial Report, refer to page 84, there are no significant events occurring after the balance sheet date. Likely Developments In the opinion of the Directors it would prejudice the interests of the Group to provide additional information, except as reported in this Directors’ Report, relating to likely developments in the operations of the Group and expected results of those operations in the financial years subsequent to the financial year ended 31 December 2010. Environmental Regulation AWAC’s Australian operations are subject to various Commonwealth and state laws governing the protection of the environment in areas such as air and water quality, waste emission and disposal, environmental impact assessments, mine rehabilitation, and access to and use of ground water. In particular, most operations are required to be licensed to conduct certain activities under the environmental protection legislation of the state in which they operate, and such licences include requirements specific to the subject site. Rounding of Amounts The company is of a kind referred to in the Australian Securities and Investments Commission Class Order 98/0100. Amounts shown in the Financial Report and this Directors’ Report have been rounded off to the nearest hundred thousand dollars, except where otherwise required, in accordance with that Class Order. Significant Changes in the State of Affairs There have been no significant changes in the state of affairs of the consolidated entity during the financial year. Auditor PricewaterhouseCoopers continues in office, in accordance with the Corporations Act 2001. Non-audit Services The Company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor’s expertise and experience with the company and/or the consolidated entity are important. Details of the amounts paid or payable to the auditor (PricewaterhouseCoopers) for audit and non-audit services provided during the year are set out on the following page.

P.26 Directors’ Report

Remuneration of Auditors The Board of Directors has considered the position and, in accordance with the advice received from the Audit Committee is satisfied that the provision for the non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The Directors are satisfied that the provision of non-audit services by the auditor, as set out below, did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons: — All non-audit services have been reviewed by the Audit Committee to ensure they do not impact the impartiality and objectivity of the auditor. — None of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants. A copy of the Auditor’s Independence Declaration as required under section 307C of the Corporations Act 2001 is set out on page 39 of this Report. During the year the following fees were paid or payable for services provided by the auditor of the parent entity, and its related practices: CONSOLIDATED ENTITY US$ THOUSAND

2010 2009

Amounts received or due and receivable by PricewaterhouseCoopers Australia:

Audit and review of the financial reports 807 575

Other assurance services 481 185

Amounts received or due and receivable by related practices of PricewaterhouseCoopers Australia:

Overseas taxation services 38 52

Total 1,326 812

Alumina Annual Report 2010 P.27

REMUNERATION REPORT Alumina Limited Remuneration Policy for 2010 was largely unchanged from the policy as outlined in the 2009 Remuneration Report that was approved at the Annual General Meeting in May 2010. This Remuneration Report sets out the Company’s remuneration strategy and practices and incorporates remuneration information for Directors and senior executives in accordance with the Corporations Act. Senior Executive Remuneration Policy and Non-executive Director Remuneration Policy are discussed separately in this report. This report forms part of the Directors’ Report for the year ended 31 December 2010. All contracts for Key Management Personnel are written in Australian dollars and accordingly all figures in the Remuneration Report are Australian dollars unless otherwise shown. Remuneration Strategy and Policy Alumina Limited’s remuneration strategy has an objective of attracting and retaining high calibre employees by providing benchmarked market competitive remuneration. It is also structured to align employee remuneration with specific and measurable individual and corporate objectives and targets that are linked to shareholder interests. The Compensation Committee (the Committee) of the Board is responsible for overseeing the development and implementation of the remuneration strategy and policy and is confident that the remuneration policy and practices continue to meet the Company’s overall remuneration objectives. The duties and responsibilities delegated to the Committee by the Board are set out in the Committee’s Charter, which is available on the Company’s website. www.aluminalimited.com/compensation-committee In 2010, the Committee took advice from Mercer Human Resources and Ernst & Young. The Committee met 6 times in 2010 (2009: 7 times), with senior executives attending certain meetings by invitation. Senior Executive Remuneration Policy Alumina Limited’s remuneration policy is to establish a clear link between performance and remuneration. In doing so we are committed to ensuring that our remuneration process: 1. aligns executive and shareholder interests; and 2. recognises and rewards superior senior executive performance. Specific and measurable individual objectives and targets are set for executives and employees that are consistent with business objectives. The performance of individual Senior executives against their objectives is assessed half yearly and yearly. Senior executive remuneration is reviewed annually by the Committee. Key factors that influence the level of executive remuneration are Company performance, individual performance and market relativity. Remuneration Process After the Board, the CEO, Chief Financial Officer and General Counsel/Company Secretary exercise the greatest control over the management and strategic direction of the Group. They are the most highly remunerated executives of the Company. These senior executives are the only employees of the Company who make, or participate in making, decisions that affect the whole, or a substantial part, of the business of the Company or have the capacity to significantly affect the Company’s financial standing, and therefore less than five senior executives are listed in this report. Remuneration Structure/Performance Reward Link Executive Remuneration Senior executive remuneration comprises: — fixed remuneration – ‘fixed annual reward’ (FAR), which comprises base salary and superannuation (both Company and salary sacrifice contributions). — variable (incentive) remuneration – this comprises a component of remuneration linked to both Short–term Cash Incentives (STIs) and Long–term Equity Incentives (LTIs). Policies defining STIs and LTIs are established by the Committee and reviewed annually. Fixed Remuneration The Committee reviews and determines the FAR for the CEO. The Committee also considers annually recommendations from the CEO with regard to the FAR of the other senior executives. For the CEO and senior executives, the Company seeks to set FAR at the third quartile of comparable companies and aims to ensure that high calibre executives can be recruited to fill the key senior roles. Variable Remuneration Details of the Short Term Incentive Plan and the Long Term Incentive Plan that applied for the 2010 year are as follows: Short Term Incentive Plan Principles 2010 The STI Plan consists of two components. One that focuses on key performance indicators (KPIs) that relate to Company performance and one that focuses on KPIs that relate to individual performance. The value of the STI award is up to a maximum of 100% of fixed remuneration (FAR) for the CEO and up to a maximum of 70% of fixed remuneration (FAR) for senior executives. The potential STI reward that an executive can earn in any one year is split 50/50 between Company performance KPIs and individual performance KPIs.

P.28 Remuneration Report

Individual performance measures include promoting and protecting shareholder interests in the AWAC joint venture, influencing AWAC strategy and operating performance, funding and dividend policy of AWAC, overseeing Alumina Limited’s capital management and regulatory compliance, all of which ultimately support Alumina Limited’s objectives and shareholder interests. The 2010 STI measures for the Chief Executive Officer and Senior executives related to performance against a scorecard of agreed objectives and targets. These agreed objectives and targets included providing greater understanding to shareholders of the Company as an investment vehicle (including increased predictability of results and understanding of changes to alumina industry pricing) and pursuing risk management and governance structures within the Company and AWAC. Fifty per cent of the STI for the Chief Executive Officer and senior executives relates to performance against individual objectives and 50 per cent of the STI for the Chief Executive Officer and senior executives relates to return on capital and earnings per share hurdles, normalised for changes in the aluminium price and the AUD/USD exchange rate and for other variations to the Operating Plan during the year. 2010 The STI reward attributed to the Company performance for 2010 was 17.5 per cent of FAR for Ms Downes and Mr Foster and 25 per cent for Mr Bevan. This reflected an improved Company performance for 2010. The financial and individual performance objectives provide an incentive to achieve high levels of personal performance and contribute to high levels of Company performance. The AWAC return on capital and Company earnings per share measures have been used as a performance hurdle in the STI Plan because they are considered an appropriate means of measuring Company performance. Executive and Shareholder Alignment To ensure alignment of executive remuneration with shareholder returns, executives are also required to apply 50 per cent of any after tax STI payment to the purchase of Company shares. Those shares must be held by the executive for a period of at least three years, or until the executive ceases employment. 2011 The Company undertook a review of its executive remuneration framework in 2010, including the approach to performance assessment and measurement for variable incentives. As a result of the review, the Company will move in 2011 to an approach of measuring actual performance that applies greater value judgment and considers a variety of internal and external factors contributing to actual performance outcomes (as opposed to a formulaic approach). The Company’s STI Plan will continue to use a combination of financial and non-financial metrics in determining the size of the STI incentive payments. The STI Plan for 2011 will measure executives and employees against two components, personal and corporate performance over the 12 month performance period. The first component will continue to focus on performance against personal objectives. Individuals are assessed on their actual performance against annual personal objectives agreed to at the beginning of the performance period. These personal objectives relate to key areas of performance over which the individual has accountability and influence. The second component is a corporate scorecard performance for 2011, which has six key financial and non financial objectives, reflecting the Company’s strategic and value creating activities. Those corporate scorecard objectives include:

FINANCIAL OBJECTIVES

Return on capital This target measures achievement against a set return on capital at the AWAC joint venture level.

Earnings per share This target measures achievement against absolute earnings per share at the Alumina Limited level.

Cash from operations This target measures achievement against a set operating cash flow target at the Alumina Limited level.

NON–FINANCIAL OBJECTIVES

Governance This objective measures Alumina Limited’s performance against set activities relating to its stewardship and governance of its stake in the AWAC joint venture.

Alcoa interface This objective measures Alumina

Limited’s performance against set objectives relating to its strategic interface with Alcoa stakeholders.

Shareholder interface This objective measures Alumina Limited’s performance against set objectives relating to its interface with Alumina Limited’s shareholders

At the end of the performance period, the Compensation Committee makes an assessment of the extent of Group achievement against each corporate scorecard objective. In making an assessment, the Committee considers actual performance outcomes as well as internal and external factors that may have contributed to the results. Following the Committee’s assessment, the corporate scorecard performance will be determined based on the overall level of performance achieved across all corporate scorecard objectives.

Alumina Annual Report 2010 P.29

Long Term Incentive Plan Principles Each year senior executives may be granted (at the Board’s discretion) a conditional entitlement under the Alumina Employee Share Plan (‘ESP’) to fully paid ordinary shares in the Company (Performance Rights), which are purchased on market. The Performance Rights vest to senior executives at the end of the performance period if certain performance tests are met at the end of the performance period. The ESP is designed to link Alumina Limited employee rewards with the long-term goals and performance of Alumina Limited, and the generation of shareholder returns. The Long Term Incentive (“LTI”) component of remuneration is a maximum of 50 per cent of FAR for the Chief Executive Officer and a maximum of 40 per cent of FAR for senior executives. The annual dollar LTI grant value is divided by the prevailing Company share price at the time of the offer to determine the number of Performance Rights offered to senior executives under the ESP. The performance criteria and testing period for each annual grant under the ESP are determined by the Board at the time the Board determines to offer the Performance Rights usually in December of each year and the testing period commences at that time. The implementation of that Board determination, including the period in which employees can consider and accept the offer, normally results in the actual granting of the Performance Rights in January/February. With the exception of Performance Rights issued in 2007, 100 per cent of the Performance Rights are tested against the Total Shareholder Return (TSR) hurdle. For Performance Rights issued in 2007, 50 per cent of the Performance Rights are tested against the TSR hurdle and 50 per cent were tested against the earnings per share hurdle. In determining whether Performance Rights will vest, Alumina Limited’s TSR performance is measured against the TSR performance of an ASX Comparator Group and an International Comparator Group, which are listed on Appendix 1 and Appendix 2 on pages 40 to 42 in this Report. Testing period for Total Shareholder Return (TSR) 2007 i) For Performance Rights granted under the ESP in January 2007, the TSR of Alumina Limited is measured over the 12 month period after completion of the initial three years. The Performance Rights vest only when the TSR hurdle is met for an average of 20 consecutive trading days commencing on any day over the 12 month period after completion of the initial three years. The number of Performance Rights subject to the TSR hurdle that vest is determined based on the highest 20 day average TSR performance over the 12 month period. This testing process was discontinued for future Performance Rights grants following consultation with a number of shareholders. The TSR test relating to the 2007 Performance Rights has been conducted and as the TSR hurdle was not met, those Performance Rights did not vest and have lapsed. 2008–2010 ii) For those Performance Rights granted in 2008, 2009 and 2010, if less than 100 per cent vest when tested initially at the end of a three year period, two further tests apply (over a four week period) 6 and 12 months after the initial test. Any Performance Rights which do not vest after the second retest will lapse. Retesting Rationale The decision to incorporate 6 months and 12 months retesting was taken due to the potential for unrepresentative outcomes during the four week testing period. A significant change in commodity prices or exchange rates during the four week testing period could materially distort the test result. Potentially positive outcomes built over three years could be damaged by an irregular event occurring in the four week test period. Any Performance Rights that do not vest after the second test will lapse. It is considered that the 6 months and 12 months retesting approach provides a more representative outcome. Performance Rights will generally lapse on cessation of employment for those rights issued prior to 2011, unless the Board otherwise determines. For Performance Rights issued in 2011, the unvested Performance Rights will lapse unless, in the case of death, total and permanent disablement, redundancy or retirement, the Board exercises a discretion that the Performance Rights will not lapse. In the event of a change in control, the Board shall determine that any outstanding Performance Rights for which performance hurdles are met at that time shall vest to senior executives. A change of control is, in general terms, an entity acquiring unconditionally more than 50 per cent of the issued shares of the Company, or the Company being required, under a takeover bid or scheme of arrangement, to issue an aggregate number of shares greater than the number existing before the issue (i.e. a “reverse takeover”). LTI Performance Testing TSR Two comparator group tests are applied to determine the number of Performance Rights which may vest under the ESP, with each accounting for 50 per cent of the maximum possible grant of Performance Rights under the ESP. The performance tests compare Alumina Limited’s TSR performance with the TSR performance of each of the entities in two comparator groups over the performance period. Results of the performance tests are calculated by a consultant engaged for this purpose. TSR was chosen as a performance measure as an appropriate means of measuring Company performance as it incorporates both capital growth and dividends.

P.30 Remuneration Report

The comparator groups selected by the Committee include companies that are in similar industries to the Company or compete for capital with the Company, taking into account the size of the Company. The methodology behind Tests 1 and 2 is identical, apart from the difference in the comparator groups. The performance tests are defined as follows:

Test 1 relates to the TSR performance of Alumina Limited against a comparator group of 100 Australian-listed entities The composition of the ASX Comparator Group for 2010 is shown in Appendix 1 on pages 40 to 41.

Test 2 relates to the TSR performance of Alumina Limited against a comparator group of 30 international metals and mining entities listed on stock exchanges inside and outside Australia. The composition of the International Comparator Group for 2010 is shown in Appendix 2 on page 42.

Following testing, the number of Performance Rights senior executives will receive is determined according to the scale set out in Table 1.0.

For Performance Rights granted under the ESP in January 2007, 50 per cent of the Performance Rights granted were subject to an earnings per share ('EPS') growth performance hurdle. The Company's actual EPS for the 2009 reporting year did not meet the required growth and as a result, there was zero vesting of the 50 per cent of the Performance Rights granted in January 2007 that were subject to the EPS test.

The remaining 50 per cent of the Performance Rights granted in 2007 were tested against the Company's standard TSR performance process, as outlined in Table 1.0, and none of those Performance Rights vested upon testing.

The Performance Rights granted in January 2008 were tested against the TSR hurdles at the end of the three year period in December 2010. The two TSR hurdles for those Performance Rights were not met and as a result, there was no vesting. There are two further tests of these Performance Rights six and twelve months after the initial test.

Alumina Limited's share trading policy prohibits Directors and employees from engaging in short-term trading of any Alumina Limited securities, buying or selling Alumina Shares if they possess unpublished, price-sensitive information, trading in derivative products over the Company's securities or entering into transactions in products that limit the economic risk of their security holdings in the Company.

Relating Rewards to Performance

The essential and driving force underpinning Alumina Limited's variable remuneration plans is that senior executive remuneration must be tied to Company performance and the creation of shareholder value. The following table provides details of the historical performance of Alumina Limited since 2003.

Alumina Limited's share price from 2003 to 2010 moved through the following ranges

ALUMINA LIMITED SHARE PRICE $A


9.00
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
2004
2006
2008
2010

Source: Thomson Reuters

Alumina Limited management contribute to greater market understanding of changing industry dynamics and value, and ensured that Alumina Limited participated in all AWAC expansion projects, implemented new AWAC funding and dividend arrangements, contributed to the strategic direction of AWAC, ensured distribution of cash flows from AWAC and represented its interests on joint venture issues. The performance of the Company is measured by TSR and growth in the Company's profit. Over the period from 2005 to 2010, LTI awards for senior executives have been aligned to a three year TSR performance by the Company, and the 2007 LTI awards were also tested against growth in the Company's earnings per share over a three year period. The 2008, 2009 and 2010 LTI awards are aligned solely to TSR performance, which directly reflects changes in shareholder wealth.

The Company has continued to link STI awards to the achievement of individual performance against KPI objectives and annual return on capital and earnings per share, which contribute to increased shareholder value.

Superannuation

All Alumina Limited employees are members of a fund of their choice. Contributions are funded at the Superannuation Guarantee Contributions rate, currently 9 per cent of an employee's fixed annual remuneration.

Option Plans

Alumina Limited does not have any option plans available to non-executive Directors, executives and senior managers (including executive Directors) or employees (other than the ESP under which the Performance Rights are provided to senior executives).

Alumina Annual Report 2010 P.31

Non–Executive Director Remuneration Policy Alumina Limited’s non-executive Directors received a base fee for fulfilling their Directors’ duties during 2010 and no additional fees were paid to Directors in 2010 for participating on Board Committees. Alumina Limited aims to attract directors with appropriate skills and experience to ensure a high level of contribution and support for the Company’s activities. Non-executive Directors’ fees are reviewed annually and are determined based on comparative analysis and advice from remuneration consultants, and take into account the Directors’ responsibilities and time spent on Company business. The Company seeks to set non-executive Directors’ fees in the third quartile. Directors fees were not increased in 2009. Directors reviewed non-executive Directors’ fees in late 2009 and determined, even though business conditions were improving, there would be no increase in non-executive directors’ fees for the 2010 year. The maximum remuneration for non-executive Directors is determined by resolution of shareholders. The maximum aggregate remuneration approved for non-executive Directors is $950,000 per annum. A total of $828,026 was paid in non-executive Director fees in 2010. No performance related remuneration is paid to non executive Directors, nor do they participate in the ESP. Non-executive Director fees were last increased 3 years ago at the beginning of 2008. During 2010, a review was undertaken by Ernst & Young of Non-executive director fee levels of comparable companies. Having regard to the review and organisations with comparable market position, and taking into account duties and responsibilities, Non-executive Directors’ fees were increased in January 2011 for the 2011 year from $140,000 per annum to $150,000 per annum and the Chairman’s fees increased from $350,000 to $360,000, plus the superannuation guarantee levy. In addition each Director, other than the Chairman will receive fees of: (i) An aggregate total amount of $10,000 per annum for membership of Board Committees; (ii) $10,000 per annum for chairing the Compensation or Nomination Committees and $15,000 for chairing the Audit Committee. The Company will seek shareholder approval at the Company’s 2011 Annual General Meeting to increase the maximum aggregate amount for Non-executive director remuneration to $1,250,000. The Board obtained independent advice on non executive director remuneration from remuneration consultants, Ernst & Young, which included a review of the current level of Non-executive Director remuneration in Australian companies of comparable size. The proposed increase in aggregate fees to Non-executive Directors was determined after taking into account: 1. The maximum aggregate amount which may be paid to Non-executive Directors has not been changed since the Company’s demerger in 2002. 2. Non-Executive Directors’ fees have not increased from the beginning of 2008, until the current year. 3. The Company’s remuneration policy aims to ensure that the Company can attract Directors with appropriate skills and experience. This in turn requires that the Company be able to provide competitive remuneration for Non-executive Directors 4. The need to provide for contingencies (such as a temporary increase in the number of Directors for transitional periods, which might arise from succession planning) or other exceptional circumstances. Non-executive Directors receive, in addition to their fees, a superannuation guarantee contribution, which for 2010 was 9 per cent of their fees to a maximum of $14,830 for the Chairman and $12,600 for other Non-executive Directors. Non-Executive Directors do not receive any other retirement benefits. Non-Executive Directors’ remuneration details are set out in table 5.0.

TABLE 1.0 LTI VESTING TREATMENT – TSR

ALUMINA LIMITED TSR COMPARED TO MEDIAN OF COMPARATOR GROUP VESTING

If Alumina Limited’s TSR is less than the TSR of the company at the 50th percentile of the comparator group, 0 per cent ranked by TSR performance

If Alumina Limited’s TSR is equal to the TSR of the company at the 50th percentile of the comparator group, 50 per cent ranked by TSR performance*

If Alumina Limited’s TSR is equal to or greater than the TSR of the company at the 75th percentile of the 100 per cent comparator group, ranked by TSR performance*

* If Alumina Limited’s TSR performance is between that of the entities (or securities, as appropriate) at the median (i.e. the 50th percentile) and the 75th percentile of the comparator group ranked by TSR performance, the number of performance Rights in a tranche that vest will increase by 2 per cent for each 1 per cent by which Alumina Limited’s percentile ranking is higher than the 50th percentile.

P.32 Remuneration Report

TABLE 2.0 HISTORICAL PERFORMANCE OF ALUMINA LIMITED

	2010	2009	2008	2007	2006
Dividends declared per share	US 6 cents	2	12	24	22
Percentage change in share price	32	32	(78)	(1)	(15)
Net Profit After Tax	US$35m	($26m)	$168m	$436m	$511m
Percentile ranking of TSR against ASX 50 and 100	4[1] 10[2]	4	4	16	4
Per cent increase in fixed remuneration[3]	4	3	3	6	5
Percentage of total remuneration relating to short-term incentive	33[3]	36	31	23	36
Percentage of total remuneration relating to vested long-term incentive[4]	Nil	Nil	Nil	Nil	Nil

1 TSR ranking of 4 is applicable to tranche 8 of the Employee Share Plan, Performance Period 5 December 2007 to 4 December 2010 calculated on the actual closing share price at the start of the Performance Period, and on the average closing share price over the 20 trading days up to and including the end of the Performance Period
2 TSR ranking of 10 is applicable to tranche 7 of the Employee Share Plan, Performance Period 4 December 2006 to 4 December 2010 calculated on the actual closing share price at the start of the Performance Period, and on the highest 20 day average over the 12 month Performance Period
3 Percentage is calculated by reference to FAR as at 31 December 2010.
4 Represents the average applicable to senior executives.

Non-Executive Director Share Acquisitions

As a result of Australian Government legislation that affected the treatment of Non-executive Director share plans, a decision was made to terminate the plan for Alumina Limited in 2009. Non-executive Directors are required to hold shares in the Company having a value at least equal to their annual fees at the expiry of their first term as directors. The requirement can be satisfied when shares are acquired during the director's first term or at the expiry of the first term.

Chief Executive Officer Remuneration

John Bevan

Terms

Mr Bevan's FAR was $1,000,000 per annum effective June 2008 when he was appointed. Mr Bevan's FAR was increased by 2 per cent for the 2010 year and 7.8 per cent for the 2011 year. In 2010, Mr Bevan's maximum STI Award potential was up to 100 per cent of his FAR, and his LTI Performance Rights potential was up to 50 per cent of his FAR.

50 per cent of the STI is determined by reference to performance against individual objectives, and the remaining 50 per cent is determined by reference to return on capital and earnings per share hurdles.

50 per cent of any STI payment is paid in cash, and the remaining 50 per cent of the STI payment, after tax, must be used to purchase Company shares, which must be held for three years, or until employment ceases.

Mr Bevan may be invited to participate in the Long Term Incentive Plan (LTI), which, in each year, may provide Performance Rights under the LTI Plan of up to 50% of FAR.

In 2010, Mr Bevan received $1,020,000 in fixed remuneration as per his Contract of Employment and received $724,200 or 71 per cent of his potential Short-term Incentive payment. The STI payment relates to Mr Bevan meeting his personal objectives for the 2010 year and 50 per cent of his STI that related to Company performance. At the 2010 Annual General Meeting, shareholders approved a grant of 312,900 Performance Rights to Mr Bevan. Those Rights may vest at the expiry of the three year vesting period in December 2012 or after two further retests in June 2013 and December 2013 subject to specific TSR performance hurdles being achieved. Mr Bevan was granted 265,800 Performance Rights in February 2011, subject to shareholder approval, which will be sought at the 2011 Annual General Meeting.

Retirement and Termination Benefits

Mr Bevan's employment contract, which was entered into in April 2008, does not have a fixed term. Either party may terminate the contract upon giving 12 months' notice. The Company may make a payment in lieu of some or all of the 12-month notice period by payment of the fixed annual reward plus an amount equivalent to an STI payment at target performance, defined as 'base remuneration'. The base remuneration amount will be reduced pro rata to the extent the notice period is required to be served.

Alumina Annual Report 2010 P.33

If Mr Bevan’s employment is terminated on the basis of redundancy of the position or by Mr Bevan giving written notice to Alumina Limited in the event of a Significant Change (which is defined to be if Alumina Limited ceases to be listed on the Australian Securities Exchange, or if there is a significant change to his status and/or responsibilities which is detrimental to Mr Bevan, or if Alumina Limited decides the position is no longer required and suitable alternative employment is not offered, or Mr Bevan does not accept other employment within Alumina or another employer), then Mr Bevan is entitled to: — statutory annual leave and long service leave entitlements (with long service leave paid pro rata if there is three years or more continuous service); — the aggregate of a notice payment of 12 months, a severance payment of 2.5 weeks per completed year of service, and an additional severance payment of 13 weeks. Service Agreements – Ms Downes & Mr Foster Alumina Limited has entered into a service contract with Ms Downes and Mr Foster. The contracts are not fixed term and each provides the following: 1. Remuneration and employment conditions. 2. Powers and duties. 3. If Ms Downes or Mr Foster’s employment is terminated on the basis of redundancy of their position or if they give written notice to Alumina Limited in the event of a Significant Change (which is defined to be if Alumina Limited ceases to be listed on the Australian Securities Exchange, or if there is a significant change to their status and/or responsibilities which is detrimental to them, or if Alumina Limited decides their position is no longer required and suitable alternative employment is not offered or if they do not accept other employment), then Ms Downes or Mr Foster (as relevant) are entitled to: — statutory annual leave and long service leave entitlements (with long service leave paid pro rata if there is three years or more continuous service); — the aggregate of; a notice payment of 12 weeks, a severance payment of 2.5 weeks per completed years of service and an additional severance payment of 13 weeks. Ms Downes and Mr Foster are not entitled to the payment outlined above where the reason for a significant change is poor performance or inability to fulfil agreed responsibilities. Ms Downes and Mr Foster are not entitled to retirement benefits other than superannuation entitlements. 4. A requirement that the Company provides six months’ notice to terminate the contract and the senior executive provide three months’ written notice of termination. In addition to any entitlements conferred on them by their service contract, each senior executive is also entitled to receive, on termination of employment, their statutory entitlements of accrued annual and long service leave, together with any superannuation benefits. Each senior executive is not entitled to receive any other additional termination payments, other than those previously mentioned and any vesting of shares under the Employee Share Plan. Key Management Personnel Key management personnel of Alumina Limited include the Directors as listed on pages 23 and 24: — Mr Donald Morley – Non-executive director and Chairman of the Board of Directors since 11 December 2002; — Mr Peter Hay – Non-executive director and Chairman of the Nomination Committee since 11 December 2002 — Mr Ronald McNeilly – Non-executive director and Chairman on the Compensation Committee since 11 December 2002; — Mr John Pizzey – Non-executive director since 8 June 2007 and Chairman of the Audit Committee from 1 May 2008, — Mr John Bevan – Executive director and Chief Executive Officer of Alumina Limited since 16 June 2008 and the following senior executive officers: — Ms Judith Downes – Chief Financial Officer, a position she has held since 12 January 2009. — Mr Stephen Foster – General Counsel/Company Secretary, a position he has held since 4 December 2002. Quantum of Remuneration Details of remuneration of the Directors and key management personnel (as defined in AASB 124 Related Party Disclosures) of Alumina Limited and the Group are set out in the following tables.

P.34 Remuneration Report

TABLE 3.0 CHIEF EXECUTIVE OFFICER'S REMUNERATION

	JOHN BEVAN 2010 $	JOHN BEVAN 2009 $
Short-term benefits		
Fixed remuneration – cash[1]	1,005,170	985,897
Short-term incentive[2]	724,200	500,000
Non-monetary benefits[5]	19,257	81,124
Post-employment		
Superannuation – Company contributions[3]	14,830	14,103
Retirement benefits	n/a	n/a
Termination pay	n/a	n/a
Equity		
Performance Rights[4]	190,973	64,812
Total remuneration	1,954,430	1,645,936

1. Fixed remuneration is the total cost of salary, exclusive of superannuation.
2. Short-term incentive for Mr Bevan reflects the cash value paid for the years ended 31 December 2010 and 31 December 2009.
3. Superannuation contributions reflect the Superannuation Guarantee payment.
4. The value of Performance Rights is calculated in accordance with AASB 2, which is a different basis to that of Table 4.1.
5. Non-monetary benefits comprises accrued annual leave and long service leave.

TABLE 3.1 MOST HIGHLY REMUNERATED EXECUTIVES

	JUDITH DOWNES CHIEF FINANCIAL OFFICER		KEN DEAN CHIEF FINANCIAL OFFICER	STEPHEN FOSTER GENERAL COUNSEL/ COMPANY SECRETARY	
	2010 $	2009 $	2009 $	2010 $	2009 $
Short-term benefits					
Fixed remuneration – cash[1]	591,170	522,094	106,209	413,570	410,479
Short-term incentive[2]	299,970	176,000	85,520	194,922	134,400
Non-monetary benefits[6]	28,352	28,650	818	3,710	34,670
Post-employment					
Superannuation – Company contributions[3]	14,830	14,103	6,452	14,830	9,521
Retirement benefits					
Termination Pay			234,678		
Equity					
Performance Rights[4]	54,467	n/a[5]	(338,979)	106,432	120,869
Total remuneration	**988,789**	**740,847**	**94,698**	**733,464**	**709,939**

Total for most highly remunerated executives	2010	2009
Total short-term benefits	1,531,694	1,498,840
Total post employment	29,660	264,754
Total share-based payment	160,899	(218,110)
Total remuneration	1,722,253	1,545,484

1. Fixed remuneration is the total cost of salary exclusive of superannuation. Mr Foster's FAR, including superannuation from 1 January 2010 is $428,400 per annum. Ms Downes' FAR, including superannuation from 1 January 2010 is $606,000 per annum commenced with Alumina on 12 January 2009. Mr Dean retired from Alumina Limited on 28 February 2009.
2. Short-term incentive (STI) reflects the cash value paid for the years ended 31 December 2010 and 31 December 2009. For Mr Dean, his 2009 STI payment of $85,520 includes an STI amount paid in lieu of notice. Mr Dean retired from Alumina Limited on 28 February 2009.
3. Superannuation benefits reflect the Superannuation Guarantee payment.
4. In accordance with AASB 2, the value attributed to Performance Rights represents the amortisation for the reporting period of the value at grant date of all previously granted Performance Rights that have neither vested or lapsed. The value at grant date is amortised over a 3 year period.
5. Performance Rights for 2009 were issued based on 2008 employment. As Ms Downes was not employed by Alumina Limited during 2008 no Performance Rights were issued to her.
6. Non-monetary benefits are comprised of accrued annual leave, long service leave and a value for car parking. Mr Dean retired from Alumina Limited on 28 February 2009 and his annual leave and long service leave payments are included in his termination payment.

Alumina Annual Report 2010 P.35

TABLE 3.2 2010 INCENTIVES – MOST HIGHLY REMUNERATED EXECUTIVES

	JOHN BEVAN CHIEF EXECUTIVE OFFICER %	JUDITH DOWNES CHIEF FINANCIAL OFFICER %	STEPHEN FOSTER GENERAL COUNSEL/ COMPANY SECRETARY %
Short-term incentive			
Percentage paid	71	71	65
Percentage forfeited	29	29	35
Long-term incentive			
Percentage vested			
June 2010	n/a	n/a	–
December 2010	n/a	n/a	–
Percentage forfeited			
June 2010	n/a	n/a	100
December 2010	n/a	n/a	50
Percentage of remuneration			
Comprising variable remuneration	46.83	35.85	41.09
Comprising fixed remuneration	53.17	64.15	58.91

TABLE 4.0 DETAILS OF PERFORMANCE RIGHTS GRANTED AS REMUNERATION

	RIGHTS NUMBER[3]	DATE OF GRANT	% VESTED IN 2010	% FORFEITED IN 2010	PERFORMANCE RIGHTS YET TO VEST[4]	FINANCIAL YEAR IN WHICH GRANTS MAY VEST	VALUE OF RIGHTS OUTSTANDING 31/12/10 $ MIN[1]	$ MAX[2]
John Bevan	191,600	Jan-09	–	–	191,600	2011	–	193,516
	312,900	Feb-10	–	–	312,900	2012	–	400,512
Judith Downes	137,700	Feb-10	–	–	137,700	2012	–	176,256
Stephen Foster	35,300	Jan-07	–	100	–	2009	–	–
	25,200	Feb-08		50	12,600	2010	–	38,052
	113,600	Jan-09	–	–	113,600	2011	–	114,736
	105,200	Feb-10	–	–	105,200	2012	–	134,656

1. The minimum value of the grant is $nil if the performance conditions are not met.
2. Maximum value has been calculated by reference to valuations determined on the basis as outlined in Note (A) to Table 4.1.
3. The terms of Performance Rights granted to John Bevan, Judith Downes and Stephen Foster were not altered during the 2010 year.
4. Performance Rights for 2010 were issued based on 2009 employment. Performance Rights issued in 2009 were based on 2008 employment. Performance Rights for 2009 were issued based on 2008 employment. As Ms Downes was not employed by Alumina Limited during 2008 no Performance Rights were issued to her.
5. The following Performance Rights were granted in February 2011 for employment in 2010: John Bevan 265,800 (Subject to shareholder approval at the 2011 Annual General Meeting), Judith Downes 131,500 and Stephen Foster 86,600.

The values in Table 4.0 are calculated in a different manner to AASB2: Share Based Payments

P.36 Remuneration Report

The terms and conditions of each grant of Performance Rights affecting remuneration in the previous, this or future reporting periods are as follows:

GRANT DATE	END OF PERFORMANCE PERIOD[2]	VALUE PER PERFORMANCE RIGHT AT GRANT DATE[3] $
29/01/2007[1]	04/12/2009	5.08
08/02/2008	04/12/2010	3.02
13/01/2009	30/11/2011	1.01
12/02/2010	20/12/2012	1.28

1. For Performance Rights granted under ESP in January 2007, the TSR of Alumina Limited was measured over the 12 month period after completion of the initial three years. The testing of those Performance Rights in 2010 resulted in all of those Performance Rights lapsing.
2. For performance rights granted in 2008 and 2009 ,if less than 100 per cent vest when tested initially at the end of the a three year period, two further tests apply (over a 4 week period) 6 and 12 months after the initial test. Any Performance Rights which do not vest after the second retest will lapse.
3. Value per Performance Right is independently calculated by Mercer Finance and Risk Consulting using the assumptions underlying the Black-Scholes methodology to produce a Monte Carlo simulation model which allows the incorporation of the hurdles that must be met before the Performance Rights vest.

Set out below are the assumptions made for the performance rights granted on 12 February 2010:

Share Price at Valuation date	$1.625
Risk Free rate	4.79%
Dividend Yield (2011–2013)	2.6%
Volatility	61%

TABLE 4.1 VALUE OF PERFORMANCE RIGHTS – 2010

DIRECTOR/SENIOR EXECUTIVES	(A) VALUE–GRANTED IN 2010 PERFORMANCE RIGHTS $	(B) VALUE–VESTED IN 2010 PERFORMANCE RIGHTS $	(C) VALUE–LAPSED IN 2010 PERFORMANCE RIGHTS $	(D) TOTAL OF COLUMN PERFORMANCE RIGHTS A+B–C $	(E) VALUE AS PROPORTION OF REMUNERATION %
John Bevan	400,512	–	–	400,512	20.49
Judith Downes	176,256	–	–	176,256	17.83
Stephen Foster	134,656	–	(217,376)	(82,720)	(11.28)

Table 4.1 shows the total value of any Performance Rights granted, exercised and lapsed in the year in relation to Directors and senior executives based on the following assumptions:

(A) The value of Performance Rights granted in the year reflects the value of a Performance Right, times the number of Performance Rights granted during 2010. Performance Rights were valued independently by Mercer Finance and Risk Consulting using the assumptions underlying the Black-Scholes methodology to produce a Monte Carlo simulation model that accommodates features associated with Alumina Limited's ESP such as exercise, forfeiture and performance hurdles. The rights are those granted in January 2010. Performance Rights issued in 2010 relate to performance during 2009.

(B) The value of Performance Rights vesting is determined by the number of vested rights multiplied by the market price at the vesting date.

(C) The value applicable to Performance Rights at lapse date has been determined by using the value at grant date as calculated by Mercer Finance and Risk Consulting multiplied by the number of rights lapsed.

(D) The total value is the sum of the value of Performance Rights granted during 2010, plus the value of Performance Rights vested during 2010, less the value of Performance Rights that lapsed during 2010.

The values in Table 4.1 are calculated in a different manner to AASB2: Share Based Payments

Alumina Annual Report 2010 P.37

TABLE 5.0 NON-EXECUTIVE DIRECTORS' REMUNERATION

	DON MORLEY		PETER HAY		RON MCNEILLY		JOHN PIZZEY	
	2010 $	2009 $	2010 $	2009 $	2010 $	2009 $	2010 $	2009 $
Short-term Benefits								
Fees – cash[1]	350,000	350,000	140,000	140,000	140,000	140,000	140,000	140,000
Value of shares acquired in lieu of fees[2]	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Non-monetary Benefits[3]	5,396	4,905	n/a	n/a	n/a	n/a	n/a	n/a
Post Employment								
Superannuation Guarantee	14,830	14,103	12,600	12,600	12,600	12,600	12,600	12,600
Retirement Benefit accrued	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Total Remuneration	370,226	369,008	152,600	152,600	152,600	152,600	152,600	152,600

1. Directors' fees are fixed and relate to their participation on the Board. Directors did not receive a separate fee for participation on a Board Committee.
2. Directors were required to sacrifice a minimum of 10 per cent of their fixed remuneration in Company shares in 2009. The Directors have the discretion to vary the amount of fixed remuneration they apply to acquiring shares. During 2009, the Australian Government introduced new legislation that affected the treatment of the plans. As a result of this change and the level of shareholdings of the Directors, the Non-executive director share plan was terminated.
3. Non-monetary Benefits include a value for car parking.

TABLE 6.0 NON-EXECUTIVE DIRECTOR SHAREHOLDINGS 2010

	BALANCE OF SHARES AS AT 1 JANUARY 2010[1]	SHARES ACQUIRED DURING THE YEAR IN LIEU OF FEES[2]	OTHER SHARES ACQUIRED DURING THE YEAR[3]	BALANCE OF SHARES HELD AT 31 DECEMBER 2010[1]
Don Morley	951,670	–	–	951,670
Peter Hay	112,598	–	–	112,598
Ron McNeilly	115,145	–	–	115,145
John Pizzey	59,297	–	–	59,297

1. Balance of shares held at 1 January 2010 and 31 December 2010 include directly held, and nominally held shares, and shares held by personally related entities.

TABLE 6.1 NON-EXECUTIVE DIRECTOR SHAREHOLDINGS 2009

	BALANCE OF SHARES AS AT 1 JANUARY 2009[3]	SHARES ACQUIRED DURING THE YEAR IN LIEU OF FEES[2]	OTHER SHARES ACQUIRED DURING THE YEAR[4]	BALANCE OF SHARES HELD AT 31 DECEMBER 2009[3]
Don Morley	545,516	14,289	391,865	951,670
Peter Hay	60,519	5,715	46,364	112,598
Ron McNeilly	53,443	14,289	47,413	115,145
John Pizzey	23,449	11,431	24,417	59,297

2. Directors were required to sacrifice a minimum of 10 per cent of their fixed remuneration in Company shares. The Directors have the discretion to vary the amount of fixed remuneration they apply to acquiring shares. As a result of new Australian Government legislation in 2009 that affected the treatment of Non-executive director share plans and the level of shareholdings of the Directors, the Non-executive director share plan was terminated. Shares acquired in 2009 in lieu of fees were acquired utilising fees withheld during 2008.
3. Balance of shares held at 1 January 2009 and 31 December 2009 includes directly held, and nominally held shares and shares held by personally related entities.
4. Includes the acquisition of shares under 2009 Non-renounceable Entitlement Offer.

P.38 Remuneration Report

TABLE 7.0 SENIOR EXECUTIVES – HOLDINGS OF PERFORMANCE RIGHTS 2010

SPECIFIED EXECUTIVES TYPE OF EQUITY-BASED INSTRUMENT	JOHN BEVAN PERFORMANCE RIGHTS	JUDITH DOWNES PERFORMANCE RIGHTS	STEPHEN FOSTER PERFORMANCE RIGHTS
Number held at 1 January 2010[1]	191,600	–	174,100
Number granted during the year as remuneration[2]	312,900	137,700	105,200
Number vested during the year	–	–	–
Number lapsed during the year[3]	–	–	(47,900)
Number exercised during the year	–	–	–
Number held at 31 December 2010	504,500	137,700	231,400

1. Includes the number of Performance Rights granted that were subject to testing in 2010 but not yet vested.
2. Performance Rights granted in February 2010 for the three year performance test period concluding in December 2012.
3. For Performance Rights granted under ESP in January 2007, the TSR of Alumina Limited is measured over the 12 month period after completion of the initial three years. The testing of those Performance Rights in 2010 resulted in all of those Performance Rights lapsing.

TABLE 7.1 SENIOR EXECUTIVES – HOLDINGS OF PERFORMANCE RIGHTS 2009

SPECIFIED EXECUTIVES TYPE OF EQUITY-BASED INSTRUMENT	JOHN BEVAN PERFORMANCE RIGHTS	JUDITH DOWNES PERFORMANCE RIGHTS	KEN DEAN PERFORMANCE RIGHTS	STEPHEN FOSTER PERFORMANCE RIGHTS
Number held at 1 January 2009[1]	–	–	118,550	76,900
Number granted during the year as remuneration[2]	191,600	–	176,000	113,600
Number vested during the year	–	–	–	–
Number lapsed during the year[3]	–	–	(294,550)	(16,400)
Number exercised during the year	–	–	–	–
Number held at 31 December 2009	191,600	–	–	174,100

1. Includes the number of Performance Rights granted that were subject to testing in 2009 but not yet vested.
2. Performance Rights granted in January 2009 for the three year performance test period concluding in November 2011.
3. For Performance Rights granted under ESP in January 2007, the TSR of Alumina Limited is measured over the 12 month period after completion of the initial three years.

Alumina Annual Report 2010 P.39

TABLE 8.0 SENIOR EXECUTIVES SHAREHOLDINGS FOR THE YEAR ENDED 31 DECEMBER 2010

	BALANCE OF SHARES AS AT 1 JANUARY 2010[1]	SHARES ACQUIRED DURING THE YEAR UNDER EMPLOYEE SHARE PLAN[1]	OTHER SHARES ACQUIRED DURING THE YEAR	SHARES SOLD DURING THE YEAR	BALANCE OF SHARES HELD AT 31 DECEMBER 2010[1]
John Bevan	355,380	–	–	–	355,380
Judith Downes	174,350	–	–	–	174,350
Stephen Foster	119,304	–	19,881	17,104	122,081

1. Balance of shares held at 1 January 2010 and 31 December 2010 include directly held, and nominally held shares, and shares held by personally related entities.
2. Does not include Performance Rights granted under the ESP but not vested.

TABLE 8.1 SENIOR EXECUTIVES SHAREHOLDINGS FOR THE YEAR ENDED 31 DECEMBER 2009

	BALANCE OF SHARES AS AT 1 JANUARY 2009[3]	SHARES ACQUIRED DURING THE YEAR UNDER EMPLOYEE SHARE PLAN[2]	OTHER SHARES ACQUIRED DURING THE YEAR[4]	SHARES SOLD DURING THE YEAR	BALANCE OF SHARES HELD AT 31 DECEMBER 2009[3]
John Bevan	108,360	–	247,020	–	355,380
Judith Downes	–	–	174,350	–	174,350
Stephen Foster	46,863	–	72,441	–	119,304

3. Balance of shares held at 1 January 2009 and 31 December 2009 include directly held, and nominally held shares, and shares held by personally related entities.
4. Includes the aquisition of shares under the 2009 Non-renounceable Entitlement Offer.

This report is made in accordance with a resolution of the Directors.

DONALD M MORLEY
CHAIRMAN
3 MARCH 2011

AUDITOR'S INDEPENDENCE DECLARATION

As lead auditor for the audit of Alumina Limited for the year ended 31 December 2010, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and
b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Alumina Limited and the entities it controlled during the period.

CHRIS DODD
PARTNER
PRICEWATERHOUSECOOPERS

MELBOURNE
3 MARCH 2011

Liability limited by a scheme approved under Professional Standards Legislation

P.40

APPENDIX 1

ASX COMPARATOR GROUP

COMPANY[1]	2010	2011	2012
ABB Grain		X	
Adelaide Brighton		X	X
Amcor	X	X	X
AMP	X	X	X
Ansell		X	X
Aristocrat Leisure		X	
Asciano			X
ANZ Banking Group	X	X	X
APA Group		X	X
APN News & Media		X	
Aquila Resources			X
Arrow Energy		X	
AGL Energy		X	X
Aquarius Platinum		X	X
ASX	X	X	X
Atlas Iron			X
Austar United Communications		X	
AWB		X	
AWE		X	
Axa Asia Pacfic Holdings	X	X	X
Bank of Queensland		X	X
Bendigo & Adelaide Bank		X	X
BHP Billiton	X	X	X
Billabong		X	X
Bluescope Steel	X	X	X
Boart Longyear			X
Boral		X	X
Brambles	X	X	X
Caltex Australia	X	X	X
Challenger			X
Coca-Cola Amatil	X	X	X
Cochlear		X	X
Commonwealth Bank	X	X	X
Computershare	X	X	X
Connecteast Group		X	X
Consolidated Media Holdings		X	
Crown	X	X	X
CSL	X	X	X
CSR		X	X
David Jones		X	X
Downer EDI		X	
Duet Group		X	X
Eldorado Gold CDI			X
Energy Resources of Australia		X	X
Equinox Minerals CDI		X	X
Extract Resources			X
Fairfax Media	X	X	X
Felix Resources		X	
Flight Centre			X
Fortescue Metals GP	X	X	X
Foster's Group	X	X	X
Goodman Fielder		X	X
Harvey Norman Holdings	X	X	X
Healthscope		X	
Henderson Group CDI			X
Iluka Resources		X	X
Incitec Pivot		X	X
Insurance Aust. Group	X	X	X
IOOF Holdings			X
James Hardie Inds.		X	X
JB HI-FI			X
Karoon Gas Australia			X
Leighton Holdings	X	X	X
Lend Lease	X		
Lihir Gold	X	X

Alumina Annual Report 2010 P.41

APPENDIX 1 CONTINUED

ASX COMPARATOR GROUP

COMPANY[1]	2010	2011	2012
Linc Energy		X	
Lion Nathan		X	
Lynas			X
Maarthur Coal			X
Macquarie Airports	X		
Macquarie Group	X	X	X
Macquarie Infra Group	X	X	
Map Group		X	X
Metcash		X	X
Mineral Resources			X
Mount Gibson Iron			X
Myer Holdings			X
National Aust. Bank	X	X	X
News Corp Cdi B	X	X	X
Newcrest Mining	X	X	X
Nufarm		X	
Onesteel	X	X	X
Oil Search		X	X
Orica	X	X	X
Origin Energy	X	X	X
OZ Minerals	X	X	X
Paladin Energy		X	X
Panaust			X
Perpetual		X	X
Platinum Asset Management		X	X
Primary Healthcare		X	X
Qantas Airways	X	X	X
QBE Insurance Group	X	X	X
Ramsay Health Care		X	X
Resmed CDI		X	X
Rio Tinto	X	X	X
Riversdale Mining			X
Sigma Pharmaceutical		X	
Sino Gold Mining		X	
Santos	X	X	X
Seek			X
Seven Group Holdings		X	X
Sims Metal Management		X	X
Singapore Telecom		X	X
Sonic Healthcare	X	X	X
Spark Infrastructure Group		X	
SP Ausnet		X	X
UGL		X	X
Stockland	X		
Suncorp-Metway	X	X	X
Tabcorp Holdings	X	X	X
Tatts Group		X	X
Telecom Corp NZ	X	X	X
Telstra	X	X	X
Ten Network Holdings		X	
Toll Holdings	X	X	X
Transurban Group	X	X	X
Wesfarmers (WES)	X	X	X
Wesfarmers (WESN)	X		
Western Australia NWSP Holdings		X	
Westpac Banking	X	X	X
Whitehaven Coal			X
Woodside Petroleum	X	X	X
Woolworths	X	X	X
Worley Parsons	X	X	X

1 The companies included in the Comparator Group change from year to year as companies enter or exit the ASX 100 or are delisted.

P.42

APPENDIX 2

INTERNATIONAL COMPARATOR GROUP

COMPANY[1]	2010	2011	2012
Agnico-Eagle Mines		X	X
Alcoa	X	X	X
Anglo American	X	X	X
Arcelormittal	X	X	X
Barrick Gold	X	X	X
Bhp Billiton Ltd	X	X	X
Bhp Billiton Plc	X	X	X
Cia.minas Buenaventura ADR			X
China Steel	X	X	X
Fortescue Metals		X	X
Freeport Mcmoran	X	X	X
Gerdau Pn	X	X	X
Goldcorp	X	X	X
JFE Holdings	X	X	X
Kinross Gold Corp	X	X	X
Kobe Steel		X	
Newmont Mining	X	X	X
Newcrest Mining	X	X	X
Nippon Steel	X	X	X
Norsk Hydro	X	X	X
Nucor	X	X	X
Posco	X	X	X
Rio Tinto (Ltd)	X	X	X
Rio Tinto (Plc)	X	X	X
Siderurgica Nacional on ADR	X	X	X
Sourthern Copper			X
Sumitomo Metal Mining	X	X	
Sumitomo Metals Inds	X	X	X
Teck Resources B (CAD)	X		X
Thyssenkrupp	X	X	X
US Steel	X		
Cvrd Pna (Vale Adr)	X	X	X
Cvrd Pna (Vale Pf Adr)	X	X	
Voestalpine	X		
Xstrata	X	X	X

1 The companies included in the Comparator Group change from year to year as companies enter or exit the 30 largest companies in the Metals and Mining group or are delisted.

Alumina Annual Report 2010 P.43

FINANCIAL SUMMARY Full Year Review Alumina Limited’s Net Profit after Tax for 2010 was US$34.6 million. Underlying earnings after tax was a profit of US$36.7 million. Underlying earnings was calculated by adding US$2.1 million (2009: US$24 million) to reported net profit after tax, being the non-cash impact of AIFRS measurement of embedded derivatives for energy contracts and non-cash adjustments for certain actuarial movements in defined benefit pension plans. The translation of our Australian dollar costs into US dollars was impacted by the strength of the Australian dollar, and this had a significant impact on the increase in corporate costs. Corporate costs for 2010 were US$14.7 million (2009: US10.5 million). In addition, the 2010 costs include a one off tax on funds movements from Brazil, costs associated with the change in functional and presentation currency, and administrative costs in Brazil. In 2009, Alumina Limited set out to restructure its funding facilities by increasing maturities and diversifying funding sources. This led to a period of higher cash balances than normal and as cash is invested in US dollars, the low interest rates available resulted in little interest income. Finance costs increased to US$38.7 million (2009: US$31.0 million). Interest of US$15.5 million (2009: US$2.5 million) was incurred on the longer maturity (6 1/2 years) fully drawn amortising loan from the Brazil National Development Bank (interest at approximately 5.3% per annum). Amortisation of the convertible bond option resulted in a non-cash charge to profit of US$8.1 million. Commitment and upfront fees were steady at US$8.5 million. Interest received of US$1.4 million (compared to prior year US$4.4 million) reflects the lower deposit rates on US dollars compared to the A$ rates on the sizeable cash balances held after the 2009 rights issue. Alumina Limited Returns and Dividend Alumina Limited received US$234 million of fully franked dividends from Alcoa of Australia during 2010 (2009: US$136 million) reflecting stronger market conditions and improved pricing, with realised alumina prices up 28% on the prior year. Directors declared a final dividend of US 4 cents per share, bringing the total dividend for full year 2010 to US 6 cents per share (2009: US 1.8 cents per share). This improvement reflects the increased cash flow and profit from the AWAC joint venture, and the continued improved outlook for the industry. Generally the Board intends, on an annual basis, to distribute cash from operations after debt servicing and corporate costs commitments have been met. Dividends will be fully franked for the foreseeable future. Alumina Limited Balance Sheet Alumina Limited’s gearing remains at a conservative 10%. Net debt at the end of 2010 was US$353 million. Funding facilities were restructured during 2010, to provide greater diversity of funding sources and smaller refinancing requirements. Our maturity profile has also been lengthened. US$54 million of the convertible bond was bought back in the first six months, and a further US$128 million bought back in December. The total amount of the bonds outstanding is now US$168 million. Bonds may be put to the Company in May 2011, and otherwise matures in May 2013. A new US$320 million syndicated facility was completed in November, with $107 million maturing in late 2013 and $213 million maturing in 2015. A further US$300 million of committed undrawn facilities maturing in 2012 are available to the Company. Current liabilities include the remaining convertible bonds plus the first year of amortisation of the BNDES loan. Current liabilities of US$224 million exceed current assets of US$127 million, however the Directors are confident that the liabilities can be met using available cash and undrawn committed facilities whose maturities extend to 2015. AWAC Review AWAC cash from operations increased to US$714 million (2009: negative US$64 million) reflecting increased prices and volume of alumina sales, disciplined cost and working capital management, offset by the continued operating losses and costs from commissioning issues in Brazil. Free cash flow in AWAC improved to US$416 million, from negative US$729 million in 2009. This very significant turnaround in free cash flow reflects both the improvement in cash from operations, and the final stages of investment in the major capital project in Brazil. Alumina production increased by 1.7 million tonnes, to 15.2 million tonnes, a new record for the AWAC joint venture. The Australian refineries operated at or close to nameplate capacity during the year. An individual production record was set during the year at the Pinjarra refinery. Production at the Point Comfort and Suralco refineries was increased to meet customer demand and to cover the reduction in production at the Brazilian operations following issues during the commissioning phase. Operating margins improved as a result of higher realised prices and continued discipline on controllable costs. Excluding Brazil direct commissioning and start-up costs of US$80 million, the average cost of alumina production increased US$17 per tonne. This was principally due to the appreciation of the AUD against the USD which had a negative impact of approximately US$14 per tonne. Average costs were also impacted by increased production from higher cost refineries outside Australia which were ramped up in response to increases in customer demand and alumina pricing. The proportion of total production from the lower cost Australian refineries fell from 67% in 2009 to 60% in 2010. Commissioning and start up issues in Brazil, and their impact on production costs, impacted AWAC earnings by US$135 million before tax.

P.44

ALUMINA LIMITED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

CONTROLLED ENTITIES FOR THE YEAR ENDED 31 DECEMBER 2010

NOTES US$ MILLION

2010 2009

Revenue from continuing operations 4 1.4 4.4

Other income 5 2.1 11.5

General and administrative expenses(14.7)(10.5)

Finance costs 6(b)(38.7)(31.0)

Share of net profits of associates accounted for using the equity method 12(g) 84.5 1.6

Profit/(loss) before income tax 34.6(24.0)

Income tax credit from continuing operations 7(a) – 0.3

Profit/(loss) for the year 34.6(23.7)

Other comprehensive income/(loss)

Foreign exchange translation difference 230.0(145.9)

Change in fair value of cash flow hedges 0.8 –

Other comprehensive income/(loss) for the year, net of tax 230.8(145.9)

Total comprehensive income/(loss) for the year attributable to the owners of Alumina Limited 265.4(169.6)

Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the Company:

Basic earnings per share 8 1.4c Negative 1.1c

Diluted earnings per share 8 1.4c Negative 1.1c

The above statements of comprehensive income should be read in conjunction with the accompanying notes.

Alumina Annual Report 2010 P.45

ALUMINA LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED BALANCE SHEETS AS AT 31 DECEMBER 2010

	NOTES	US$ MILLION 2010	2009	1 JANUARY 2009*
CURRENT ASSETS				
Cash and cash equivalents	10	112.1	305.6	46.3
Derivative financial instruments		5.0	–	4.6
Receivables	11	0.2	0.1	50.4
Other assets		9.4	8.6	1.1
Total current assets		**126.7**	**314.3**	**102.4**
NON-CURRENT ASSETS				
Investments in associates	12	3,415.6	3,189.7	2,597.0
Property, plant and equipment	13	0.2	0.2	0.1
Deferred tax liabilities/assets	17	–	–	1.5
Total non-current assets		**3,415.8**	**3,189.9**	**2,598.6**
TOTAL ASSETS		**3,542.5**	**3,504.2**	**2,701.0**
CURRENT LIABILITIES				
Payables	14	5.9	5.3	38.5
Interest-bearing liabilities	15	217.7	–	250.0
Derivative financial instruments		–	1.4	–
Current tax liabilities		–	–	0.3
Provisions	16	0.2	0.2	0.1
Other		0.6	0.8	1.1
Total current liabilities		**224.4**	**7.7**	**290.0**
NON-CURRENT LIABILITIES				
Interest-bearing liabilities	15	246.2	577.9	475.9
Provisions	18	0.4	0.3	0.2
Total non-current liabilities		**246.6**	**578.2**	**476.1**
TOTAL LIABILITIES		**471.0**	**585.9**	**766.1**
NET ASSETS		**3,071.5**	**2,918.3**	**1,934.9**
EQUITY				
Parent entity interest:				
Contributed equity	19	2,154.1	2,154.1	1,000.8
Treasury shares	21(e)	(1.5)	(1.0)	(0.6)
Reserves:				
– Group	21	(19.6)	(229.5)	148.5
– Associates	21	2.5	1.7	1.3
Retained profits:				
– Group	21(d)	903.6	803.0	515.2
– Associates	12(c)	32.4	190.0	269.7
TOTAL EQUITY		**3,071.5**	**2,918.3**	**1,934.9**

* See note 1(a) for details regarding the change in accounting policy.

The above balance sheets should be read in conjunction with the accompanying notes.

P.46

ALUMINA LIMITED AND CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

CONTROLLED ENTITIES FOR THE YEAR ENDED 31 DECEMBER 2010

NOTES US$ MILLION

CONTRIBUTED RESERVES RETAINED TOTAL

EQUITY1 EARNINGS

Balance as at 1 January 2009 1,000.2 149.8 784.9 1,934.9

Total comprehensive (loss)/income for the year 21 –(377.7) 208.1(169.6)

Transactions with owners in their capacity as owners:

Rights issue, net of transaction costs 772.8 – – 772.8

Tax impact of transaction costs 3.0 – – 3.0

Movement in share-based payments reserve – 0.1 – 0.1

Movement in treasury shares(0.4) – –(0.4)

Foreign exchange impact on change in presentation

currency 377.5 – – 377.5

Balance as at 31 December 2009 2,153.1(227.8) 993.0 2,918.3

Balance as at 1 January 2010 2,153.1(227.8) 993.0 2,918.3

Total comprehensive income/(loss) for the year – 230.8 34.6 265.4

Transactions with owners in their capacity as owners:

Dividends provided for or paid – –(91.6)(91.6)

Option premium on convertible bonds2 –(20.5) –(20.5)

Movement in share-based payments reserve – 0.4 – 0.4

Movement in treasury shares(0.5) – –(0.5)

Balance as at 31 December 2010 2,152.6(17.1) 936.0 3,071.5

1 Treasury shares have been deducted from contributed equity.

2 The value of the convertible bond option premium has been adjusted to reflect the put in May 2011.

The above statements of changes in equity should be read in conjunction with the accompanying notes.

Alumina Annual Report 2010 P.47

ALUMINA LIMITED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

CONTROLLED ENTITIES FOR THE YEAR ENDED 31 DECEMBER 2010

NOTES US$ MILLION

2010 2009

CASH FLOWS FROM OPERATING ACTIVITIES

Payments to suppliers and employees(12.1)(15.1)

(inclusive of goods and services tax)

GST refund received 0.6 1.6

Dividends and distributions received from associates 242.1 140.5

Interest received 0.9 2.6

Finance costs(30.8)(23.6)

Income taxes paid –(1.8)

Other(0.1) 2.5

Net cash inflow from operating activities 22(a) 200.6 106.7

CASH FLOWS FROM INVESTING ACTIVITIES

Payments for investment in associates(161.6)(440.6)

Proceeds from return of invested capital 13.8 0.4

Loans to related parties –(97.1)

Loans repaid by related parties – 153.2

Proceeds from derivatives 6.0 –

Net settlement of hedge contracts(0.6) –

Proceeds from options premiums – 20.7

Net cash outflow from investing activities(142.4)(363.4)

CASH FLOWS FROM FINANCING ACTIVITIES

Repurchase of convertible bond(181.5) –

Proceeds from rights issue – 794.2

Payments for rights issue related costs –(22.1)

Proceeds from borrowings 33.7 682.0

Repayment of borrowings(1.1)(844.2)

Proceeds from related parties – 7.0

Loans repaid to related parties –(41.8)

Dividends paid(93.7) –

Effects of exchange rate changes on financing activities –(28.4)

Net cash (outflow)/inflow from financing activities(242.6) 546.7

Net (decrease)/increase in cash and cash equivalents(184.4) 290.0

Cash and cash equivalents at the beginning of the financial year 305.6 46.3

Effects of exchange rate changes on cash and cash equivalents(9.1)(30.7)

Cash and cash equivalents at the end of the financial year 10(a) 112.1 305.6

The above statements of cash flows should be read in conjunction with the accompanying notes.

P.48

ALUMINA LIMITED AND NOTES TO AND FORMING PART OF THE FINANCIAL

CONTROLLED ENTITIES STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2010

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. This financial report comprises consolidated financial statements for the Group consisting of Alumina Limited, as the accounting parent, and its subsidiaries (together referred to as the Group). A Basis of Preparation This general purpose financial report has been prepared in accordance with Australian Accounting Standards (AASBs) (including Australian Interpretations) adopted by the Australian Accounting Standards Board (AASB) and the Corporations Act 2001 . The Group has changed its accounting policy for presentation currency from AUD to USD as per Note 1D below. The Group has applied this retrospectively and so presents a third balance sheet in USD at the beginning of the comparative period (1 January 2009). For certain notes to the financial statements, where the change in presentational currency has not had an impact, the third balance sheet has been omitted. The change has had no effect on Earnings per Share calculations. Compliance with International Financial Reporting Standards The financial report of Alumina Limited also complies with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Historical cost convention These financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain financial assets and liabilities (including derivative instruments) at fair value through profit and loss. Critical accounting estimates The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3. B Principles of Consolidation (i) Subsidiaries The financial report is prepared on a consolidated entity basis for Alumina Limited and the entities it controls (controlled entities). AIFRS defines controlled entities as existing where the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities, generally accompanying a shareholding of more than one–half of the voting rights. The financial statements of the subsidiaries are included in the consolidated financial report, from the date that control commences until it ceases. All material controlled entities in the consolidated entity are companies. The economic entity consisting of Alumina Limited and its controlled entities is referred to in the financial report as ‘the Group’. In preparing the consolidated financial statements, the effects of all transactions between entities within the Group are eliminated in full, including unrealised profits and losses on transactions with associates accounted for on an equity basis. The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. Where control of an entity is obtained during a financial year, its results are included in the consolidated profit or loss from the date on which control commences. Where control of an entity ceases during a financial year, its results are included for that part of the year during which control existed. Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of comprehensive income and balance sheet respectively. (ii) Associates Associates are those entities over which the consolidated entity exercises significant influence but not control over the financial and operating policies, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the cost method and in the consolidated financial statements using the equity method of accounting, after initially being recognised at cost. The consolidated entity’s investment in associates includes goodwill identified on acquisition. The Group’s share of its associates’ post acquisition profits or losses is recognised in the profit or loss, and its share of post–acquisition movements in reserves, is recognised in reserves after aligning back to Group accounting policies. The cumulative post–acquisition movements are adjusted against the carrying amount of the investment. Dividends receivable from associates reduce the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate. Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Alumina Annual Report 2010 P.49

ALUMINA LIMITED AND NOTES TO AND FORMING PART OF THE FINANCIAL

CONTROLLED ENTITIES STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2010

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (iii) Employee Share Trust The Group has formed a trust to administer the Group’s employee share scheme. This trust is consolidated, as the substance of the relationship is that the trust is controlled by the Group. Shares held by the Alumina Employee Share Acquisition Plan Trust are disclosed as treasury shares and deducted from contributed equity. C Income Tax The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses. Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the reporting date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled. Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses. Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously. Current and deferred tax balances attributable to amounts recognised directly in other comprehensive income and equity are also recognised directly in other comprehensive income and equity. Additional withholding taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend. D Foreign Currency Translation Change in Functional and Presentation Currency An entity’s functional currency is the currency of the primary economic environment in which the entity operates. With Alumina’s investment program in Brazil almost completed, greater production and cash flows to shareholders are expected from these assets. Most dividends received by the Group will be received in US dollars. Consequently, the Company announced in February 2010 that the Board recognised the change in the balance of factors that are assessed to determine Alumina Limited’s functional currency, and changed Alumina Limited’s functional currency to US dollars, effective 1 January 2010. Following the change in functional currency, Alumina Limited has elected to change its presentation from Australian dollars to US dollars. The change in presentation currency represents a voluntary change in accounting policy, which has been applied retrospectively. To give effect to the change in functional and presentation currency, the assets, liabilities, contributed equity, reserves and retained earnings of entities with an Australian dollar functional currency as at 31 December 2009 were converted into US dollars at period end exchange rates of AUD/USD 0.8972 at as at 31 December 2009 and AUD/USD 0.6928 as at 31 December 2008. Revenue and expenses were converted at an average rate of AUD/USD 0.7123 for the six months ending June 30 2009 and AUD/USD 0.8711 for the six months ending 31 December 2009. Earnings per share for 2009 have been restated in US dollars to reflect the change in the presentation currency. Functional and presentation currency Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented US dollars, which is Alumina Limited’s presentation currency and functional currency from 1 January 2010. Transactions and balances Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the profit or loss, except when they are deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

P.50

ALUMINA LIMITED AND NOTES TO AND FORMING PART OF THE FINANCIAL

CONTROLLED ENTITIES STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2010

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) Controlled foreign entities and associates The results and financial position of all the Group entities and associates that have a functional currency different from the presentation currency are translated into the presentation currency as follows: — assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet; — income and expenses are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and — all resulting exchange differences are recognised as a separate component of equity. On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are taken to the translation reserve in shareholders’ equity. When a foreign operation is sold, a proportionate share of such exchange differences are recognised in the profit or loss, as part of the gain or loss on sale where applicable. Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. E Property, Plant and Equipment Owned Assets Items of property, plant and equipment are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Leased Assets The Company leases office facilities under an operating lease agreement. Payments made under this agreement are recognised in the profit or loss on a straight–line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense over the term of the lease. F Receivables All trade debtors are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts, which in practice will equal the amounts receivable upon settlement. Collectibility of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off by reducing the carrying amount directly. An allowance account (provision for impairment of trade receivables) is used when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the impairment allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The amount of the impairment loss is recognised in the profit or loss within other expenses. When a trade receivable for which an impairment allowance had been recognised becomes uncollectible in a subsequent period, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against other expenses in the profit or loss. G Cash and Cash Equivalents For cash flow statement presentation purposes, cash and cash equivalents comprise cash on hand, deposits held at call with financial institutions, other short–term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are netted against cash on hand. H Impairment of Assets The Group assesses at each balance date whether there is objective evidence that the investment in associates is impaired. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). I Acquisition of Assets The purchase method of accounting is used for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange. Where equity instruments are issued in an acquisition, the value of the instruments is their published market price as at the date of exchange, unless the published market price is an unreliable indicator of fair value and other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non–controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition–date amounts of the identifiable assets acquired and liabilities assumed. Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate

Alumina Annual Report 2010 P.51 ALUMINA LIMITED AND NOTES TO AND FORMING PART OF THE FINANCIAL CONTROLLED ENTITIES STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2010 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions. J Depreciation of Property, Plant and Equipment Depreciation is calculated on a straight-line basis to write off the net cost of each item of property, plant and equipment (excluding land and investment properties) over its expected useful life to the consolidated entity. Office furniture 8 years Computers and other office equipment 4 years K Borrowings Borrowings are initially recognised at fair value, net of transaction costs incurred and amortisation of capitalised facility fees. Borrowings are subsequently measured at amortised cost. Any difference between the amortised cost (net of transaction costs) and the redemption amount is recognised in profit or loss over the period of the borrowings using the effective interest method. The fair value of the liability portion of a convertible bond on initial recognition is determined using a market interest rate for an equivalent non–convertible bond. This amount is recorded as a liability on an amortised basis until extinguished or conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option. This is recognised and included in shareholders’ equity, net of income tax effects. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date. L Borrowing Costs Borrowing costs comprise interest payable on borrowings calculated using the effective interest rate method and amortisation of capital facility fees. Borrowing costs incurred for the construction of any qualifying asset are capitalised during the time that it is required to complete and prepare the asset for its intended use or sale. Other borrowing costs are expensed. M Trade and Other Payables These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year and which are unpaid. These amounts are unsecured and are usually paid within thirty days of recognition. N Revenue Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances and duties and taxes paid. Interest income is recognised in the profit or loss as it accrues, using the effective interest method. Dividend income is recognised in the profit or loss on the date the entity’s right to receive payments is established. O Employee Benefits (i) Salaries and annual leave Liabilities for salaries and annual leave are recognised in current provisions (i.e. short–term employee benefits), and are measured as the amount unpaid at reporting date at expected pay rates in respect of employees’ services up to that date, including related on–costs. (ii) Long service leave The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash flows. (iii) Share–based payments Share–based compensation benefits are provided to employees via the Alumina Employee Share Plan. Information relating to these schemes is set out in Note 20. The fair value of performance rights granted under the Alumina Employee Share Plan is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the performance rights. The fair value at grant date is determined using a methodology which employs the Monte Carlo simulation and a Black–Scholes option pricing model. This methodology takes into account the exercise price, the term of the performance right, the vesting and performance criteria, the impact of dilution, the non–tradeable nature of the Performance Right, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk–free interest rate for the term of the performance right. Upon the exercise of performance rights, the balance of the share–based payments reserve relating to those performance rights is transferred to share capital. Non–market vesting conditions are included in assumptions about the number of performance rights that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of performance rights that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate. The impact of the revision to original estimates, if any, is recognised in the profit or loss with a corresponding adjustment to equity.

P.52 ALUMINA LIMITED AND NOTES TO AND FORMING PART OF THE FINANCIAL CONTROLLED ENTITIES STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2010 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (iv) Superannuation Since 27 July 2001, all employer contributions and ongoing management of employees’ superannuation entitlements have been managed by the WMC Superannuation Plan, an independently managed sub–plan of the Plum Superannuation Fund, except where the relevant employees elect for those contributions to be paid to an alternate fund. Alumina employees are members of a sub–plan of the WMC Superannuation Plan, created specifically for Alumina. The plan is an accumulation category plan which offers a minimum Company contribution (subject to certain cashing out options and legislation) of 9 per cent of basic salary to each member’s account. Members also have the option to make voluntary contributions to their account. Employer contributions to these funds are recognised as an operating cost. (v) Defined Benefit Plans Alumina Limited’s associates have defined benefit plans in place. The associates’ net obligation in respect of defined benefit plans, is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The discount rate is the yield at the balance sheet date on a combination of government and corporate bonds that have maturity dates approximating the terms of the associated entity’s obligations. The calculation is performed by a qualified actuary using the projected unit credit method. When the calculation results in plan assets exceeding liabilities to the Group, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan. All actuarial gains and losses are recognised in earnings of the associates. Alcoa World Alumina and Chemicals (AWAC) has a small number of defined benefit schemes. The movement in future costs of retirement benefit obligations, net of investment returns, is reflected in the Group’s equity share of AWAC’s results, adjusted for IFRS. Past service cost is the increase in the present value of the defined benefit obligation for employee services in prior periods, resulting in the current period from the introduction of, or changes to, post–employment benefits or other long–term employee benefits. Past service costs may either be positive (where benefits are introduced or improved) or negative (where existing benefits are reduced). P Derivatives Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The method of recognising gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. Derivatives that do not qualify for hedge accounting Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in profit or loss. Derivatives that are designated in hedge relationships The Group documents at the inception of the hedging transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items. Net investment in a foreign operation hedge The portion of a gain or loss on an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised directly in other comprehensive income. The ineffective portion is recognised immediately in profit or loss. The gain or loss on hedging instruments relating to the effective portion of the hedge that has been recognised directly in other comprehensive income shall be recognised in profit or loss on disposal of the foreign operation. Cash flow hedge The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss within other income or other expense. Amounts accumulated in other comprehensive income are recycled in profit or loss in the periods when the hedged item will affect profit or loss. When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in other comprehensive income at that time remains in other comprehensive income and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to profit or loss.

Alumina Annual Report 2010 P.53 ALUMINA LIMITED AND NOTES TO AND FORMING PART OF THE FINANCIAL CONTROLLED ENTITIES STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2010 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) Embedded derivatives Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not measured at fair value with changes in fair value recognised in profit or loss. Sale and purchase contracts may be considered to have financial derivative instruments embedded within them, when future transactions under such contracts are to be executed at prices which will depend on the market prices at the time of specified financial instruments which themselves are not closely related to the commodities which are the subjects of the contracts. AWAC has in place a number of long term contracts for the purchase of energy which have within their pricing formulae mechanisms to vary the price depending on the London Metal Exchange (LME) aluminium price at the time, and are considered to contain embedded derivatives. Future purchases under these contracts are marked–to–market at each balance date on the basis of the then–current best indicator of future LME aluminium price over the remaining terms of the contracts. Changes in the mark to market valuation from the opening of the period to the balance date are accounted for as gains or losses, as appropriate, by the relevant AWAC entity. Alumina Limited accounts for its share of such transactions within its equity share of net profits of associates. Q Dividends Provision is made for the amount of any dividend declared on or before the end of the financial year but not distributed at balance date. R Earnings Per Share (i) Basic earnings per share Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for rights issues and bonus elements in ordinary shares issued during the year. (ii) Diluted earnings per share Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares. S Segment Reporting Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker has been identified as the Chief Executive Officer. Alumina Limited’s primary assets are its 40% interest in the series of operating entities forming AWAC. The Company operates in the alumina/ aluminium business through its equity interests in AWAC. T Provisions Provisions for legal claims and service warranties are recognised when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognised for future operating losses. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small. AWAC is required to rehabilitate bauxite mines and refineries upon cessation of operations. Closedown and restoration costs include the costs of dismantling and demolition of infrastructure or decommissioning, the removal of residual material and the remediation of disturbed areas. Closedown and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs, whether this occurs during the mine development or during the production phase, based on the net present value of estimated future costs. The costs are estimated on the basis of a closure model. The cost estimates are calculated annually during the life of the operation to reflect known developments, and are subject to regular reviews. Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the liability. The amortisation or unwinding of the discount applied in establishing the net present value of provisions is charged to profit or loss in each accounting period. Other movements in the provisions for closedown and restoration costs, including those resulting from new disturbance, updated cost estimates, changes to lives of operations and revisions to discount rates are capitalised within fixed assets. These costs are then depreciated over the lives of the assets to which they relate. Where rehabilitation is conducted systematically over the life of the operation, rather than at the time of closure, provision is made for the outstanding continuous rehabilitation work at each balance date. All costs of continuous rehabilitation work are charged to the provision as incurred.

P.54 ALUMINA LIMITED AND NOTES TO AND FORMING PART OF THE FINANCIAL CONTROLLED ENTITIES STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2010 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) U Contributed Equity Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or performance rights are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or performance rights, or for the acquisition of a business, are not included in the cost of the acquisition as part of the purchase consideration. V New Accounting Standards Certain new accounting standards and interpretations have been published that are not mandatory for the 31 December 2010 reporting period. The Group’s assessment of the impact of these new standards and interpretations is set out below: i) AASB 9 Financial Instruments AASB 9 Financial Instruments includes requirements for the classification and measurement of financial assets resulting from the first part of Phase 1 of the project to replace AASB 139 Financial Instruments: Recognition and Measurement. AASB 9 will become mandatory for the Group’s 31 December 2013 financial statements. Retrospective application is generally required, although there are exceptions, particularly if the Group adopts the standard for the year ended 31 December 2011 or earlier. The Group has not yet determined the potential effect of the standard. ii) Revised AASB 124 Related Party Disclosures (revised December 2009) Revised AASB 124 Related Party Disclosures (revised December 2009) simplifies and clarifies the intended meaning of the definition of a related party and provides a partial exemption from the disclosure requirements for government–related entities. The amendments, which will become mandatory for the Group’s 31 December 2011 financial statements, are not expected to have any impact on the financial statements. iii) AASB 2009–14 Amendments to Australian nterpretation I – Prepayments of a Minimum Funding requirement This standard makes amendments to interpretation 14 AASB – The Limit on a Defined Benefit Asset, Minimum Funding Requirements removing an unintended consequence of the interpretation related to voluntary prepayments when there is a minimum funding requirement in regard to the entity’s defined benefit scheme. It permits entities to recognise an asset for a prepayment of contributions made to cover minimum funding requirements. As the Group does not make such prepayments, the amendment is not expected to have any impact on the Group’s financial statements. iv) AASB 2009–10 Amendments to Australian Accounting Standards – Classification of Rights Issues AASB 2009–10 was issued in October 2009 and applies to annual reporting periods beginning on or after 1 February 2010. It amends AASB 132 Financial Instruments: Presentation to require a financial instrument that gives the holder the right to acquire a fixed number of the entity’s own equity instruments for a fixed amount of any currency to be classified as an equity instrument if, and only if, the entity offers the financial instrument pro rata to all of its existing owners of the same class of its own non–derivative equity instruments. The amendment will apply to the Group’s 31 December 2011 financial statements and is not expected to have any impact on the financial statements. v) Interpretation 19 Extinguishing Liabilities with Equity Instruments The IFRIC has issued IFRIC Interpretation 19. It applies to annual periods beginning on or after 1 July 2010, and must be applied retrospectively from the beginning of the earliest comparative period presented. IFRIC 19 requires the extinguishment of a financial liability by the issue of equity instruments to be measured at fair value (preferably using the fair value of the equity instruments issued) with the difference between the fair value of the instrument issued and the carrying value of the liability extinguished being recognised in profit or loss. The Interpretation does not apply where the conversion terms were included in the original contract (such as in the case of convertible debt) or to common control transactions. The Group does not expect this Interpretation to have any impact on the financial statements. vi) AASB 2010–3 Amendments to Australian Accounting Standards arising from the Annual Improvement Project This amending standard applies to annual reporting periods beginning on or after 1 July 2010. It amends a number of pronouncements, including providing clarification on the measurement of non–controlling interests in a business combination, transition requirements for contingent consideration from a business combination that occurred before 1 July 2009 and transition requirements for amendments arising as a result of AASB 127 Consolidated and Separate Financial Statements. The Group does not expect these amendments to have any impact on the financial statement. vii) AASB 2010–4 Further Amendments to Australian Accounting Standards arising from the Annual Improvement Project This amending standard applies to annual reporting periods beginning on or after 1 January 2011. It amends a number of pronouncements, including providing clarification on financial instrument disclosures, the content of the statement of changes in equity as well as significant events and transactions in interim reports. The Group does not expect these amendments to have any impact on the financial statement.

Alumina Annual Report 2010 P.55 ALUMINA LIMITED AND NOTES TO AND FORMING PART OF THE FINANCIAL CONTROLLED ENTITIES STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2010 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) W Parent Entity Financial Information The financial information for the parent entity, Alumina Limited, disclosed in Note 32 has been prepared on the same basis as the consolidated financial statements, except as set out below. i) Investments in subsidiaries, associates and jointly controlled entities Investments in subsidiaries, associates and jointly controlled entities are accounted for at cost in the financial statements of Alumina Limited. Dividends received from associates are recognised in the parent entity’s profit or loss, rather than being deducted from the carrying amount of these investments. ii) Tax consolidation legislation Alumina Limited and its wholly–owned Australian controlled entities have implemented tax consolidation legislation. The head entity, Alumina Limited, and the controlled entities in the tax consolidated Group account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated Group continues to be a standalone entity in its own right. These tax amounts are measured using the separate tax payer within the Group approach. In addition to its own current and deferred tax amounts, Alumina Limited also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated Group. The entities have also entered into a tax funding agreement under which the wholly–owned entities fully compensate Alumina Limited for any current tax payable assumed and are compensated by Alumina Limited for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to Alumina Limited under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the wholly–owned entities’ financial statements. The amounts receivable/payable under the tax funding agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax instalments. Assets or liabilities arising under tax funding agreements within the consolidated entities are recognised as current amounts receivable or payable to other entities in the Group. Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly–owned tax consolidated entities. iii) Financial guarantees Where the parent entity has provided financial guarantees in relation to loans and payables of subsidiaries for no compensation, the fair values of these guarantees are accounted for as contributions and recognised as part of the cost of the investment. X Rounding of Amounts The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investments Commission, relating to the “rounding off” of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest hundred thousand dollars, or as otherwise indicated. 2. FINANCIAL RISK MANAGEMENT The Group has exposure to the following risks from use of financial instruments: — Market risk — Credit risk — Liquidity risk. This note presents information about the Group’s exposure to each of the above risks, objectives, policies and processes for measuring and managing risk, and the management of capital. Further quantitative disclosures are included throughout this financial report. Financial risk management is carried out by the Treasury Committee which is responsible for developing and monitoring risk management policies. Risk management policies are established to identify and analyse the risks faced by the Group and the parent, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. (a) Market Risk Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return. The Group enters into derivatives, and also incurs financial liabilities, in order to manage market risks. All such transactions are carried out within the guidelines of the Treasury Policies.

P.56 ALUMINA LIMITED AND NOTES TO AND FORMING PART OF THE FINANCIAL CONTROLLED ENTITIES STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2010 2. FINANCIAL RISK MANAGEMENT (CONTINUED) (i) Foreign exchange risk Foreign exchange risk for the Group arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the entity’s functional currency. As well, AWAC operates internationally and is exposed to foreign exchange risk arising from various currencies, primarily the US dollar in which most of AWAC’s sales are denominated. The Group generally does not hedge its foreign currency exposures except through the near–term purchase of currency to meet operating requirements. The change to USD functional currency in January 2010 removed the foreign exchange risk on US dollar borrowings and US dollar denominated assets. During 2009 the Group managed its foreign exchange risk partly by borrowing in US dollars to provide a hedge of its US dollar denominated assets. Foreign exchange risk from other borrowings was managed using derivative financial instruments. The Group used borrowings in Euro and EUR/AUD Cross Currency Interest Rate Swaps (CCIRS) as a hedge against Euro denominated assets during 2009. Since the Company moved to USD functional currency in 2010, US dollar assets and liabilities do not generate a foreign currency exposure. During 2009 the Group completed a drawdown of funding from the Brazil National Development Bank (BNDES). The funding was predominately in US dollars with the balance in Brazilian Real (BRL). To hedge the exposure to the BRL/USD exchange rate and BRL interest rates the Group entered into CCIRS for the full amount of the BRL tranche to swap the exposure back to US dollars. The exposure on the return of capital which resulted from the BNDES financing was hedged in 2009 and 2010 using forward exchange contracts. Whilst the Group generally does not hedge its forecast exposures, in December 2008 the Group paid US$9.3 million for BRL Call Options to reduce its exposure to movements in the BRL/USD exchange rate arising from forecast capital expenditure on the Juruti and Alumar projects during 2009. By entering into options the Group was able to ensure that the cash capital expenditure requirements for Brazil would be partially capped during 2009. The Group had a significant exposure to the US dollar. Had the Australian dollar at 31 December 2010, weakened / strengthened by 20 per cent against the US dollar, with all other variables held constant, post–tax profit for the year would have been US$18.8 million higher/US$6.5 million lower (2009: US$2.2 million higher/US$4.3 million lower), mainly as a result of foreign exchange gains/losses on translation of Alcoa of Australia’s US dollar denominated trade receivables, trade payables and the effect on the fair value of embedded derivatives in long term raw material purchase contracts. (ii) Price risk The Group is exposed to commodity price risk through its investment in the AWAC joint venture. The Group is exposed to embedded derivatives in major long term energy supply contracts that create an exposure to the London Metal Exchange (LME) aluminium price and a electricity hedge that has exposure to long term electricity prices. As at 31 December 2010, had the LME aluminium price weakened/strengthened by 20 per cent with all other variables held constant, post–tax profit for the year for the Group would have been US$56.8 million lower/US$55.2 million higher (2009: US$50.2 million lower/US$63.7 million higher). The sensitivity of earnings to the LME aluminium price is not linear, as it reflects the mix of AWAC sales contracts on varying terms and may vary with significant changes in the LME aluminium price. AWAC is exposed to the price of various other commodities used in the refining and smelting processes, particularly energy (oil, gas, coal and electricity) and caustic soda. AWAC manages commodity price risks through long–term purchase contracts for some input costs. Some energy price risk is managed through short–term commodity hedges. (iii) Cash flow and fair value interest rate risk The Group’s main interest rate risk arises from its borrowings. There are no long term borrowings from external parties within any AWAC entities. AWAC entities borrow predominantly from the Joint Venture partners or other AWAC entities. Borrowings by the Group at variable rates expose it to cash flow interest rate risk. Borrowings at fixed rates would expose the Group to fair value interest rate risk. When managing interest rate risk, the Group seeks to reduce the overall cost of funds. Group policy is to generally borrow at floating rates subject to availability of attactive fixed rate deals, based on the assessed correlation of movements in interest rates to movements in the Group’s revenues. During 2010 and 2009, the Group’s borrowings were all on a variable rate basis except for the convertible bonds issued in May 2008 which bear interest at the rate of 2 per cent per annum. As part of the BNDES financing, CCIRS for the whole amount of the BRL denominated tranche were used to manage the exposure to BRL interest rates over the life of the loan. The Group used CCIRS during 2009 to manage the interest rate swap exposure between EUR and AUD on EUR denominated assets. Had interest rates during 2010 been 1 percentage point higher/lower than the average of 5.3 per cent, with all other variables held constant, pre-tax profit for the year would have been US$2.9 million lower/higher (2009: US$2.0 million lower/higher). The overall average interest rate of the Group’s debt for 2010 was 3.6 per cent. Additional information on the Group’s interest rate risk is shown in Note 24.

Alumina Annual Report 2010 P.57

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2010

2. FINANCIAL RISK MANAGEMENT (CONTINUED)

(b) Credit Risk

The Group has a significant concentration of credit risk to companies controlled by Alcoa Inc. This concentration is accepted as a consequence of the Group's participation in the AWAC joint venture.

Credit risk also arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. For banks and financial institutions, only independently rated parties with a minimum rating of 'A' are accepted, and exposure limits are assigned based on actual independent rating and Board approved guidelines.

Credit risk further arises in relation to cross guarantees given to wholly owned subsidiaries (see Note 25 for details). Such guarantees are only provided in exceptional circumstances and are subject to specific Board approval.

The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Group's maximum exposure to credit risk without taking account of the value of any collateral obtained.

AWAC

The creditworthiness of all AWAC customers is assessed taking into account their financial position, past experience, country risk and other factors.

Based on this assessment and policy guidelines, the terms of sale are determined. Sales to customers of lower credit quality are made on secure terms which means title over goods is retained until payment is received or has been guaranteed by a third party of acceptable credit quality. The Group does not hold any collateral as security from customers. Customers of higher credit quality are assigned credit limits and sales are conducted on open terms while exposures remain within the credit limit. Utilisation of credit limits for customers and financial counterparties is monitored daily.

(c) Liquidity Risk

Prudent liquidity risk management requires maintaining sufficient cash and credit facilities to ensure the Group's commitments and plans can be met. This is managed by maintaining committed undrawn credit facilities to cover reasonably expected forward cash requirements.

The table below details the Group's remaining contractual maturity for its non–derivative financial liabilities. The amounts disclosed in the table are the carrying amount of financial liabilities. In addition, the Group pays interest on these facilities. Interest, after derivative financial instruments, is based on US dollar floating rates for all facilities other than the convertible bond, where fixed interest of 2 per cent is paid.

Additional information on the Group's borrowings, including committed undrawn facilities, are shown in Notes 15 and 23.

	LESS THAN 1 YEAR US$ MILLION	BETWEEN 1 AND 2 YEARS US$ MILLION	BETWEEN 2 AND 5 YEARS US$ MILLION	OVER 5 YEARS US$ MILLION
At 31 December 2010				
Interest–bearing liabilities	217.7	54.2	162.6	29.4
Payables	5.9	–	–	–

	LESS THAN 1 YEAR US$ MILLION	BETWEEN 1 AND 2 YEARS US$ MILLION	BETWEEN 2 AND 5 YEARS US$ MILLION	OVER 5 YEARS US$ MILLION
At 31 December 2009				
Interest–bearing liabilities	–	361.3	143.3	73.3
Derivative financial instruments	1.4	–	–	–
Payables	5.3	–	–	–

P.58 ALUMINA LIMITED AND NOTES TO AND FORMING PART OF THE FINANCIAL CONTROLLED ENTITIES STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2010 2. FINANCIAL RISK MANAGEMENT (CONTINUED) (d) Fair Value Estimation The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes. The fair values of the Group’s financial assets and liabilities, together with the carrying amounts in the balance sheet, are disclosed in note 24(b). The carrying value less impairment provision for current receivables and payables is a reasonable approximation of their fair values due to the short–term nature of the receivables. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments. The fair value of derivative instruments are calculated based on discounted cash flow analysis using the applicable yield curve for the duration of the instruments for non–optional derivatives, and option pricing models for optional derivatives. Sale and purchase contracts may be considered to have financial derivative instruments embedded within them. This occurs when future transactions under such contracts are to be executed at prices which will depend on the market prices at the time of specified financial instruments which themselves are not closely related to the commodities which are the subjects of the contracts. AWAC has in place a number of long term contracts for the purchase of energy which have within their pricing formulae mechanisms to vary the price depending on the LME aluminium price at the time. Such contracts are considered to have embedded derivatives. Committed future purchases under those contracts are marked–to–market at each balance date on the basis of the then–current best indicator of future LME aluminium price over the remaining terms of the contracts. Changes in the mark to market valuation from the opening of the period to the balance date are accounted for as gains or losses, as appropriate, in the accounts of the relevant AWAC entity. Alumina Limited accounts for its share of such transactions within its equity share of net profits of associates. During 2010, embedded derivatives in AWAC contracts resulted in an increase of US$6.0 million to Net Profit (2009: US$42.0 million decrease). (e) Capital Management The Group’s and parent entity’s objectives when managing capital are to safeguard their ability to continue as a going concern so that they can continue to provide returns for shareholders and to maintain an optimal capital structure to reduce the cost of capital. The Board’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The Board of Directors monitors the return of capital, which the Group defines as net operating income divided by total shareholders’ equity and the gearing ratio (note 19(c)). The Board of Directors also determine dividends paid to ordinary shareholders. 3. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances. The estimates and judgements that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are disclosed below. Critical accounting estimates and assumptions AWAC The Group, through its investment in AWAC, makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below. Embedded derivatives The Group has recognised an asset and a liability for derivative financial instruments through its equity investment in AWAC in accordance with AASB 139 Financial Instruments: Recognition and Measurement. In the determination of the fair value of this liability, AWAC has applied management estimates for long term commodity prices. Were the actual prices to differ by 20 per cent to managements estimates, the Group would need to: — increase the derivative financial instruments net liability by US$86.5 million (2009: US$103.7 million based on 20 per cent) and decrease the deferred tax liability by US$26.0 million (2009: US$31.1 million based on 20 per cent), if unfavourable; or — decrease the derivative financial instruments net liability by US$89.1 million (2009: US$ 81.7 million based on 20 per cent) and increase the deferred tax liability by US$26.7 million (2009: US$24.5 million based on 20 per cent), if favourable. Electricity hedge The Group has recognised an asset for derivative financial instruments through its equity investment in AWAC in accordance with AASB 139 Financial Instruments: Recognition and Measurement. In the determination of the fair value of this asset, AWAC has applied estimates surrounding long term electricity prices. Were the actual prices to differ by 10 per cent to managements estimates, the Group would need to: — decrease the derivative financial instruments asset by US$89.2 million (2009: Nil) and decrease the deferred tax liability by US$27.1 million (2009: Nil), if unfavourable; or — increase the derivative financial instruments asset by US$ 89.2 million (2009: Nil) and increase the deferred tax liability by US$ 27.1 million (2009: Nil), if favourable.

Alumina Annual Report 2010 P.59

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2010

3. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

Retirement benefit obligations

The Group recognised a net liability for retirement benefit obligations under the defined benefit superannuation arrangements, through its investment in AWAC. All plans are valued in accordance with AASB 119 Employee Benefits. These valuations require actuarial assumptions to be made.

Asset retirement obligations

The estimated costs of rehabilitating mined areas and restoring operating sites are reviewed annually and fully provided at the present value. The amount of obligations recognised by AWAC includes the costs of mine areas and residue areas rehabilitation and reclamation, plant closure and subsequent monitoring of the environment. Where rehabilitation and remediation is anticipated to occur within the next 12 months the provision is carried as a current liability. Any outflow greater than 12 months is held as a non-current liability. This requires judgemental assumptions regarding future environmental legislation, the extent of reclamation activities required, plant and site closure and discount rates to determine the present value of these cash flows.

For mine reclamation and residue areas the asset retirement obligations are based on detailed studies of useful lives.

The provisions have been estimated using existing technology, at current prices inflated by estimated future CPI and discounted at a rate appropriate for the asset location.

Alumina Limited

Estimated impairment of investment in associates

The Group tests annually whether the investment in associates has suffered any impairment, in accordance with the accounting policy stated in note 1(h). The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. The key assumptions used in the calculation were those relating to future aluminium prices, future alumina prices, oil, electricity and gas prices and exchange rates. Additionally a discount rate is applied to determine the NPV of future cashflows.

	NOTES	US$ MILLION 2010	2009
4. REVENUE			
From continuing operations			
Other revenue			
Interest received/receivable		1.4	4.4
Total revenue		1.4	4.4
5. OTHER INCOME			
Change in fair value of derivatives/foreign exchange gains (losses)		2.1	11.5
Total other income		2.1	11.5
6. EXPENSES			
(a) Profit before tax included the following specific expenses:			
Contributions to the superannuation fund:			
– accumulation category		0.2	0.2
(b) Finance costs:			
Interest and finance charges paid/payable:			
– unrelated corporations		30.6	21.8
– amortisation of option portion of convertible bond		8.1	9.1
– related corporations		–	0.1
		38.7	31.0
Interest received/receivable:			
– unrelated corporations		(1.4)	(2.4)
– related corporations		–	(2.0)
	4	(1.4)	(4.4)
Net finance cost		37.3	26.6

P.60 ALUMINA LIMITED AND NOTES TO AND FORMING PART OF THE FINANCIAL CONTROLLED ENTITIES STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2010 NOTES US$ MILLION 2010 2009 7. INCOME TAX EXPENSE (a) Income tax expense Current tax income/(expense) – 1.8 Over provision of tax in prior years –(1.5) Aggregate income tax credit for the year – 0.3 (b) Numerical reconciliation of income tax expense to prima facie tax payable Profit/(loss) from ordinary activities before tax 34.6(24.0) Prima facie tax expense at the rate of 30% (2009 – 30%)(10.4) 7.2 The following items caused the total charge for income tax to vary from the above: Amounts (not assessable)/assessable for tax(117.2) 5.7 Timing differences not recognised 73.9 7.9 Non–deductible expenses 8.7 4.3 Net movement(34.6) 17.9 Consequent reduction/(increase) in charge for income tax 10.4(5.4) Over provision of tax in prior years –(1.5) Aggregate income tax credit for the period – 0.3 (c) Tax losses Tax losses – revenue 712.9 607.3 Tax losses – capital 951.5 951.5 Total unused tax losses 1,664.4 1,558.8 Potential tax benefit – revenue 17 234.0 200.7 Potential tax benefit – capital 17 285.4 285.4 519.4 486.1 The benefits for tax losses will only be obtained if: (i) the consolidated entity derives future assessable income within the prescribed time limit of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised; (ii) the consolidated entity continues to comply with the conditions for deductibility imposed by the law; and (iii) no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

Alumina Annual Report 2010 P.61 ALUMINA LIMITED AND NOTES TO AND FORMING PART OF THE FINANCIAL CONTROLLED ENTITIES STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2010 2010 2009 8. EARNINGS PER SHARE (a) Basic earnings per share based on profit from continuing operations attributable to the ordinary equity holders of the Company cents 1.4 Negative 1.1 (b) Diluted earnings per share based on profit from continuing operations attributable to the ordinary equity holders of the Company cents 1.4 Negative 1.1 NUMBER OF SHARES 2010 2009 Weighted average number of ordinary shares used as the denominator in the calculation of basic earnings per share 2,439,735,080 2,149,625,667 (c) Information concerning classification of securities The convertible bonds outstanding of US$167.6 million (2009: US$350 million) could potentially dilute earnings per share in the future, but were not included in the calculation of diluted earnings per share because they were non–dilutive in 2010 and 2009. Details relating to the bonds are set out in Note 15. (d) Conversion, call, subscription or issue after 31 December 2010 There have been no movements in share capital since 31 December 2010. US$ MILLION 2010 2009 e) Reconciliations of earnings used in calculating earnings per share Profit/(loss) from ordinary activities attributable to the ordinary equity holders of the Company used in calculating basic and diluted earnings per share 34.6(23.7)

P.62

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2010

9. DIVIDENDS

	US$ MILLION 2010	US$ MILLION 2009
Interim dividend of USD 2 cents fully franked at 30% per fully paid share declared 10 August 2010 and paid 6 September 2010 (2009: No interim dividend was paid).	48.8	–
Final dividend of USD 1.8 cents (AUD 2 cents) fully franked at 30% per fully paid share declared 9 February 2010 and paid 19 March 2010 (2009: No final dividend was paid).	42.8	–
	91.6	–
Dividends paid per share	3.8c	Nil

(a) Dividends paid during the year

The dividend paid on 6 September 2010 was the interim dividend for 2010. The dividend paid on 19 March 2010 was the final dividend for 2009.

(b) Dividends not recognised at year end

Since year end the Directors have declared a final dividend of USD 4 cents per share fully franked, declared 10 February 2011 and payable 18 March 2011. The aggregate amount of the proposed dividend expected to be paid out of retained profits at 31 December 2010, but not recognised as a liability at year end (refer Note 1(q)) is US$97.6 million.

	US$ MILLION 2010	US$ MILLION 2009
(c) Franked dividends		
The fully franked dividends received from AWAC in the financial year were	234.4	135.6

	A$ MILLION 2010	A$ MILLION 2009
Balance of franking account adjusted for franking credits which will arise from the payment of income tax provided for in these financial statements:		
Class 'C' (30%) franking credits available for subsequent financial years, based on a tax rate of 30% (2009: 30%)	332.2	267.2

The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for:

(a) franking credits that will arise from the payment of the current tax liability;

(b) franking debits that will arise from the payment of dividends recognised as a liability at the reporting date;

(c) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date; and

(d) franking credits that may be prevented from being distributed in subsequent financial years.

10. CURRENT ASSETS – CASH AND CASH EQUIVALENTS

	NOTES	US$ MILLION 2010	US$ MILLION 2009	US$ MILLION 1 JANUARY 2009
Cash at bank and on hand		112.1	305.6	46.3
(a) Reconciliation of cash at the end of the year				
For the purposes of the statements of cash flows, cash on hand, at the bank and on short-term deposit (maturity of three months or less) less bank overdrafts:		112.1	305.6	46.3

(b) Money market deposits

There were US$ 108.8 million of interest bearing deposits at 31 December 2010. (2009: US$ 72.3 million).

Alumina Annual Report 2010 P.63

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2010

	NOTES	US$ MILLION 2010	2009	1 JANUARY 2009

11. CURRENT ASSETS – RECEIVABLES

Other debtors		0.2	0.1	0.4
Loans to related parties		–	–	50.0
		0.2	0.1	50.4

(a) Impaired receivables

There were no impaired receivables for the Group in 2010 or 2009.
At 31 December 2010 and 31 December 2009 there were no receivables that were past due.

(b) Currencies

Australian dollars		0.2	0.1	0.2
Euro		–	–	35.7
US$ equivalent of the above currencies		0.2	0.1	50.4

	NOTES	US$ MILLION 2010	2009	1 JANUARY 2009

12. INVESTMENTS IN ASSOCIATES

(a) Securities not quoted on a prescribed stock exchange

Securities in entities forming Alcoa World Alumina and Chemicals (AWAC) with Alcoa Inc.

The investment in AWAC is accounted for in the consolidated financial statements using the equity method of accounting.

Securities at cost:

Balance brought forward		2,998.0	2,326.0	1,885.3
Additional funding/capitalisation in AWAC entities		161.6	440.6	645.7
Return of capital		(13.8)	(0.4)	–
Foreign currency revaluation		234.9	231.8	(205.0)
Equity accounted cost of AWAC		**3,380.7**	**2,998.0**	**2,326.0**
Equity in retained profits of AWAC	12(c)	32.4	190.0	269.7
Equity in reserves of AWAC		2.5	1.7	1.3
Equity accounted carrying value of AWAC		**3,415.6**	**3,189.7**	**2,597.0**

(b) Equity accounted share of profits and dividends

(i) AWAC

Equity share of profits/(losses) before tax		140.4	(7.6)	363.6
Equity share of tax		(55.9)	9.2	(156.9)
Equity accounted share of profit after tax		84.5	1.6	206.7
Dividends/distributions received by the Group		(242.1)	(140.5)	(303.3)
Surplus of dividends/distributions received over equity share of profits		**(157.6)**	**(138.9)**	**(96.6)**

(c) Share of retained profits

(i) AWAC

Surplus of dividends/distributions received over equity share of profits		(157.6)	(138.9)	(96.6)
Foreign exchange impact on change in presentation currency		–	59.2	18.0
Balance brought forward		190.0	269.7	348.3
Total equity share in retained profits carried forward		32.4	190.0	269.7

P.64

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2010

12. INVESTMENTS IN ASSOCIATES (CONTINUED)

(d) Accounting policies

The audited combined financial statements of the entities forming AWAC are prepared in accordance with US Generally Accepted Accounting Principles (US GAAP). Adjustments are made to convert the accounting policies under US GAAP to Australian Accounting Standards. The principal adjustments are to the valuation of inventories from last-in-first-out basis to a basis equivalent to weighted average cost, create an additional asset retirement obligation for dismantling, removal and restoration of certain refineries, valuation of certain long-term energy purchase contracts which include an aluminium price component in the energy price and to differences in the recognition of actuarial gains and losses on certain defined benefit plans and the reversal of tax credits and fixed asset uplifts included in Alcoa World Alumina Brasil Ltda.

(e) Additional information on associated entities

NAME	PRINCIPAL ACTIVITIES	COUNTRY OF INCORPORATION	PERCENTAGE EQUITY 2010	PERCENTAGE EQUITY 2009
(i) Entities forming AWAC				
AWAC has a governing strategic council of five members of which Alumina appoints two members, including the Deputy Chairman				
Alcoa of Australia Ltd	Bauxite, alumina & aluminium production	Australia	40	40
Alcoa World Alumina LLC	Bauxite and alumina production	America	40	40
Alumina Espanola S.A.	Alumina production	Spain	40	40
Alcoa World Alumina Brasil Ltda.	Bauxite and alumina production	Brazil	40	40
AWA Saudi Ltda.	Bauxite and alumina production	Hong Kong	40	40
(ii) Equity accounted partnerships				
Enterprise Partnership[1]	Finance lender	Australia	40	40

1 Alcoa Australia Holdings Pty Ltd and Alumina Limited are shareholders of Alcoa of Australia Limited and other Enterprise Companies for certain activities of AWAC.

	$MILLION 2010	$MILLION 2009
(f) Expenditure commitments and contingent liabilities		
– other expenditure commitments contracted for, including long-term commitments for gas and electricity entered into by AWAC	2,214.4	2,431.2

Unascertainable unsecured contingent liabilities

Various lawsuits and claims and proceedings have been, or may be, instituted or asserted against entities within AWAC, including those pertaining to environmental, product liability, and safety and health matters. While the amounts claimed may be substantial, the ultimate liability cannot now be determined because of the considerable uncertainties that exist. Therefore, it is possible that results of operations or liquidity in a particular period could be materially affected by certain contingencies. However, based on facts currently available, management believes that the disposition of matters that are pending or asserted will not have a materially adverse effect on the financial position or liquidity of AWAC.

Pursuant to the terms of the AWAC Formation Agreement, Alcoa and Alumina Limited have agreed to remain liable for Extraordinary Liabilities (as defined in the agreement) as well as for certain other pre-formation liabilities, such as existing environmental conditions, to the extent of their pre-formation ownership of the company or asset with which the liability is associated.

On 27 February 2008, Alcoa Inc. received notice that Aluminium Bahrain B.S.C. ("Alba") had filed suit against Alcoa Inc. and Alcoa World Alumina LLC (collectively, "Alcoa"), and others, in the U.S. District Court for the Western District of Pennsylvania (the "Court"), Civil Action number 08-299, styled Aluminium Bahrain B.S.C. v. Alcoa Inc., Alcoa World Alumina LLC, William Rice, and Victor Dahdaleh. The complaint alleges that certain Alcoa entities and their agents, including Victor Phillip Dahdaleh, have engaged in a conspiracy over a period of 15 years to defraud Alba. The complaint further alleges that Alcoa and its employees or agents (1) illegally bribed officials of the government of Bahrain and (or) officers of Alba in order to force Alba to purchase alumina at excessively high prices, (2) illegally bribed officials of the government of Bahrain and (or) officers of Alba and issued threats in order to pressure Alba to enter into an agreement by which Alcoa would purchase an equity interest in Alba, and (3) assigned portions of existing supply contracts between Alcoa and Alba for the sole purpose of facilitating alleged bribes and unlawful commissions. The complaint alleges that Alcoa and the other defendants violated the Racketeer Influenced and Corrupt Organizations Act ("RICO") and committed fraud. Alba's complaint seeks compensatory, consequential, exemplary, and punitive damages, rescission of the 2005 alumina supply contract, and attorney's fees and costs. Alba seeks treble damages with respect to its RICO claims. No member of the Alumina Group, nor any of its employees, is a defendant in the litigation.

Alumina Annual Report 2010 P.65 ALUMINA LIMITED AND NOTES TO AND FORMING PART OF THE FINANCIAL CONTROLLED ENTITIES STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2010 12. INVESTMENTS IN ASSOCIATES (CONTINUED) On February 26, 2008, Alcoa Inc. had advised the U.S. Department of Justice (the “DOJ”) and the Securities and Exchange Commission (the “SEC”) that it had recently become aware of these claims, had already begun an internal investigation, and intended to cooperate fully in any investigation that the DOJ or the SEC may commence. On March 17, 2008, the DOJ notified Alcoa that it had opened a formal investigation and Alcoa has been cooperating with the government. In response to a motion filed by the DOJ on March 27, 2008, the Court ordered the suit filed by Alba to be administratively closed and that all discovery be stayed to allow the DOJ to fully conduct an investigation without the interference and distraction of ongoing civil litigation. The Court further ordered that the case will be reopened at the close of the DOJ’s investigation. Alcoa is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss. In September 1998, Hurricane Georges struck the U.S. Virgin Islands, including the St. Croix Alumina, L.L.C. (SCA) facility on the island of St. Croix. The wind and rain associated with the hurricane caused material at the location to be blown into neighbouring residential areas. Various cleanup and remediation efforts were undertaken by or on behalf of SCA. A Notice of Violation was issued by the Division of Environmental Protection (DEP), of the Department of Planning and Natural Resources (DPNR) of the Virgin Islands Government, and has been contested by Alcoa. A civil suit was commenced in the Territorial Court of the Virgin Islands by certain residents of St. Croix in February 1999 seeking compensatory and punitive damages and injunctive relief for alleged personal injuries and property damages associated with “bauxite or red dust” from the SCA facility. The company is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss. In May 2005, Alcoa World Alumina LLC (AWA) and SCA were among the defendants listed in a lawsuit brought by the Commissioner of the DPNR, as Trustee for Natural Resources of the Territory of the United States Virgin Islands in the District Court of the Virgin Islands, Division of St. Croix. The complaint seeks damages for alleged injuries to natural resources caused by alleged releases from an alumina refinery facility in St. Croix that was owned by SCA from 1995 to 2002. Also listed in the lawsuit are previous and subsequent owners of the alumina refinery and the owners of an adjacent oil refinery. Claims are brought under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), U.S. Virgin Islands law, and common law. The plaintiff has not specified in the complaint the amount it seeks in damages. At this stage of the proceeding, the company is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss. In December 2006, SCA was sued by the Commissioner of DPNR, U.S. Virgin Islands, in the Superior Court of the Virgin Islands, Division of St. Croix. The plaintiff alleges violations of the Coastal Zone Management Act and a construction permit issued thereunder. The complaint seeks civil fine of $10,000 under the Coastal Zone Management Act, civil penalties of $10,000 per day for alleged intentional and knowing violations of the Coastal Zone Management Act, exemplary damages, costs, interest and attorney’s fees, and “other such amounts as may be just and proper”. At this stage of the proceeding, the company is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss. In December 2006, SCA, along with unaffiliated prior and subsequent owners, were sued by the Commissioner of the DPNR, U.S. Virgin Islands, in the Superior Court of Virgin Islands, Division of St. Croix. This second suit alleges violations by the defendants of certain permits and environmental statutes said to apply to the facility. The complaint seeks the completion of certain actions regarding the facility, a civil fine from each defendant of $10,000 under the Coastal Zone Management Act, civil penalties of $50,000 per day for each alleged violation of the Water Pollution Control Act, $10,000 per day for alleged intentional and knowing violations of the Coastal Zone Management Act, exemplary damages, costs, interest and attorney’s fees, and “other such amounts as may be just and proper.” At this stage of the proceeding, the company is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss. DPNR has filed a CERCLA cost recovery suit against SCRG. SCRG filed a third-party complaint for contribution and other relief against several third-party defendants. The case is set for trial in March 2011. At this stage of the proceeding, the company is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss. On January 14, 2010, Alcoa was served with a complaint involving approximately 2,900 individual persons claimed to be residents of St. Croix who are alleged to have suffered personal injury or property damage from Hurricane Georges or winds blowing material from the property since the time of the hurricane. This complaint, Abednego, et al. v. Alcoa, et al. was filed in the Superior Court of the Virgin Islands, St. Croix Division. The complaint names as defendants the same entities as were sued in the February 1999 action described above. Alcoa and SCA removed the case to the federal court for the District of Virgin Islands. Subsequently, plaintiffs have filed a motion to remand the case to territorial court as well as a third amended complaint, and defendants have moved to dismiss the case for failure to state a claim upon which relief can be granted. The company is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss. Refer also to Note 33 for further details in relation to St. Croix.

P.66

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2010

12. INVESTMENTS IN ASSOCIATES (CONTINUED)

	NOTES	US$ MILLION 2010	2009	1 JANUARY 2009
(g) Alumina's share of aggregate associates:				
Current assets		712.9	687.4	651.3
Non-current assets		3,766.5	3,407.0	2,780.5
Current liabilities		(655.5)	(611.3)	(580.6)
Non-current liabilities		(704.6)	(591.8)	(485.8)
Net assets		**3,119.3**	**2,891.3**	**2,365.4**
Mineral rights and bauxite assets		120.5	122.6	95.9
Goodwill		175.8	175.8	135.7
Carrying value	12(a)	**3,415.6**	**3,189.7**	**2,597.0**
Revenues		2,182.4	1,637.2	2,506.5
Expenses		(2,042.0)	(1,644.8)	(2,142.9)
Profit /(loss)before income tax		**140.4**	**(7.6)**	**363.6**
Income tax credit/(charge)		(55.9)	9.2	(156.9)
Profit after income tax		**84.5**	**1.6**	**206.7**

13. NON-CURRENT ASSETS – PROPERTY, PLANT AND EQUIPMENT

Plant and equipment	13(a)	0.2	0.2	0.1
(a) Plant and equipment				
Cost		0.5	0.5	0.4
Accumulated depreciation		(0.3)	(0.3)	(0.3)
		0.2	0.2	0.1

Alumina Annual Report 2010 P.67

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2010

	NOTES	US$ MILLION 2010	2009	1 JANUARY 2009
14. CURRENT LIABILITIES – PAYABLES				
Related party loan		–	–	35.2
Trade payables		1.9	1.9	2.2
Interest payable		4.0	3.4	1.1
		5.9	5.3	38.5
(a) Currencies				
The carrying amounts of the Group's trade and other payables are denominated in the following currencies:				
Australian dollars		1.9	0.4	1.9
US dollars		4.0	4.9	36.4
Euro		–	–	0.2
		5.9	5.3	38.5
15. INTEREST-BEARING LIABILITIES				
Current				
Unsecured				
Bank loans		51.8	–	250.0
Convertible bonds	15(a)	165.9	–	–
Non current				
Unsecured				
Bank loans		246.2	262.2	169.3
Convertible bonds	15(a)	–	315.7	306.6
Total		**463.9**	**577.9**	**725.9**

(a) Convertible bonds

In 2008, Alumina Finance Limited, a wholly owned subsidiary of Alumina Limited, issued US$350,000,000 2.0% guaranteed convertible bonds due to mature in 2013 and convertible into fully paid ordinary shares in the share capital of Alumina Limited. The bonds will bear interest from and including 16 May 2008 at the rate of 2% per annum payable semi-annually in arrears in equal instalments on 16 May and 16 November in each year, commencing 16 November 2008. During 2010 bonds with a face value of US$182.4 million were repurchased on market leaving an outstanding face value of US$167.6 million. Each bond may be converted, at the option of the holder, into shares at a conversion price of $6.57 per share up to the 16 May 2013 or the bonds will be redeemed at face value on that date. Bondholders have the right to require the issuer to redeem all or some of their bonds on 16 May 2011 at 100% of their principal amount, together with accrued and unpaid interest. On initial recognition the convertible bonds included a financial liability and an option component. The difference between the initial carrying amount and the redemption amount is recognised in the profit or loss statement using the effective interest method.

	NOTES	US$ MILLION 2010	2009	1 JANUARY 2009
(b) Currencies				
Interest-bearing liabilities are due in the following currencies:				
US dollars		393.2	516.4	725.9
BRL[1]		117.9	107.1	–
US$ equivalent of above currencies		463.9	577.9	725.9

1 BRL loans have been swapped to US dollars using financial derivatives.

P.68

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2010

15. CONTRIBUTED EQUITY (CONTINUED)

	NOTES	US$ MILLION 2010	2009	1 JANUARY 2009
(c) Exchange rates				
Exchange rates at balance date used in translations:				
US$1 = BRL		1.6593	1.7425	2.3130
US$1 = EUR		0.7475	0.6985	0.7154

(d) Fair values

The Directors consider the carrying amounts of bank loans to approximate their fair values where 'fair value', by definition, is the US$ principal amount. The fair value of the convertible bonds was measured by reference to their trading value at balance date (refer to Note 24).

(e) Risk Exposures

The exposure of the Group's borrowings to interest rate changes and the contractual repricing dates at the balance dates are as follows:

	NOTES	US$ MILLION 2010	2009	1 JANUARY 2009
6 months or less		463.9	–	419.3
1–5 years		–	504.6	306.6
Over 5 years		–	73.3	–
		463.9	577.9	725.9
Current borrowings		217.7	–	250.0
Non-current borrowings		246.2	577.9	475.9
		463.9	577.9	725.9

16. CURRENT LIABILITIES – PROVISIONS

Employee benefits – provision for annual leave		0.2	0.2	0.1

Alumina Annual Report 2010 P.69

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2010

17. NON-CURRENT LIABILITIES – DEFERRED TAX LIABILITIES

	NOTES	US$ MILLION 2010	2009	1 JANUARY 2009
The balance comprises temporary differences attributable to:				
Deferred tax liabilities				
Foreign exchange denominated loans		–	–	2.0
Fair value of derivatives		1.5	–	–
Convertible bond		1.7	3.9	–
Total deferred tax liabilities		3.2	3.9	2.0
Deferred tax assets				
Fair value of derivatives		–	0.4	1.7
Convertible bonds		–	–	15.8
Employee benefits		0.8	0.1	0.1
Payables		0.3	–	–
Borrowing costs		0.9	0.1	0.1
Accrued liabilities		0.1	0.1	0.1
Transaction costs		4.0	10.6	5.8
Total deferred tax assets other than losses		6.1	11.3	23.6
Net deferred tax assets/(liabilities) before tax losses		2.9	7.4	21.6
Tax losses – revenue	7(c)	234.0	200.7	176.0
Tax losses – capital	7(c)	285.4	285.4	222.6
Deductible temporary differences and tax losses not recognised		(522.3)	(493.5)	(418.7)
Net deferred tax assets		–	–	1.5

Deferred tax assets are recognised only to the extent of deferred tax liabilities existing at reporting date. The consolidated entity recognises all movements in temporary differences in profit and loss, including the impact of the unwinding of the 'discount' on the convertible bond, other than temporary differences arising from movements in exchange rates, those relating to the effective hedged component of the convertible bond forming part of the net investment in foreign operations and certain transaction costs.

18. NON-CURRENT LIABILITIES – PROVISIONS

	NOTES	US$ MILLION 2010	2009	1 JANUARY 2009
Employee benefits – provision for long service leave		0.4	0.3	0.2

The aggregate of provisions for employee benefits as shown in Notes 16 and 18 are US$0.6 million (2009: US$0.5 million).

19. CONTRIBUTED EQUITY

	NOTES	US$ MILLION 2010	2009	1 JANUARY 2009
Ordinary share capital issued and fully paid				
Balance brought forward		2,154.1	1,000.8	360.7
Shares issued		–	772.8	895.8
Foreign exchange impact on change in presentation currency		–	377.5	(255.7)
Tax impact of transaction costs		–	3.0	–
Total issued capital		2,154.1	2,154.1	1,000.8

P.70
ALUMINA LIMITED AND CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2010

19. CONTRIBUTED EQUITY (CONTINUED)

	NOTES	NUMBER OF FULLY PAID SHARES	
		2010	2009
Movements in ordinary share capital			
Opening number of shares		2,440,196,187	1,459,857,251
Issued under Entitlement Offer	19(b)	–	980,338,936
Closing number of shares		2,440,196,187	2,440,196,187

(a) Ordinary shares

Ordinary shares, which have no par value, entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of, and amounts paid on, the shares held.

(b) Rights issue

A non-renounceable rights issue of A$1.00 per share was announced on 30 April 2009 which raised US$773 million (net of costs). The funds were used to repay debt and strengthen the balance sheet.

(c) Capital risk management

The Group's objectives when managing capital is to safeguard the ability to continue as a going concern, so that it can continue to provide returns for shareholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

Consistently with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as 'equity' as shown in the balance sheet plus net debt.

The gearing ratios at 31 December 2010 and 31 December 2009 were as follows:

	US$ MILLION	
	2010	2009
Total borrowings	463.9	577.9
Add: unamortised finance costs	1.7	34.4
Less: cash and cash equivalents (Note 10)	(112.1)	(305.6)
Net debt	353.5	306.7
Debt	465.6	612.3
Total equity	3,071.5	2,918.3
Total capital	3,537.1	3,530.0
Gearing ratio	10.0%	8.7%

The increase in the gearing ratio during 2010 resulted primarily from a reduction in cash and deposits at year end.

Alumina Annual Report 2010 P.71

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2010

20. SHARE-BASED PAYMENTS

Alumina Employee Share Plan (ESP)

This is a plan under which employees may be invited to participate in the grant of a conditional entitlement to fully paid ordinary shares (a Performance Right). The Board's intention is to make offers to each employee, but this is subject to annual determination by the Board in respect of each individual for each grant. The CEO of the Company may recommend variation in participation.

A person is only eligible to participate in the Plan and to be granted performance rights under the Plan if they are an employee, and have satisfied the criteria that the Board decides for participation in the Plan.

For performance rights granted under the ESP in January 2007, the Total Shareholders Return (TSR) of Alumina Limited is measured over the 12 month period after completion of the initial three years. The performance rights vest only when the TSR hurdle is met for an average of 20 consecutive trading days commencing on any day over the 12 month period after completion of the initial three years. The number of performance rights subject to the TSR hurdle that vest is determined based on the highest 20 day average TSR performance over the 12 month period. The TSR test relating to the 2007 performance rights has been conducted and as the TSR hurdle was not met, those performance rights did not vest and have now lapsed.

For those performance rights granted in 2008, 2009 and 2010, if less than 100% vest when tested initially at the end of a three year period, two further tests apply (over a four week period) 6 and 12 months after the initial test. Any performance rights which do not vest after the second retest will lapse.

An invitation is not transferable. An employee may only apply for performance rights in his or her name and not in the name of, or on behalf of, another person or entity. On vesting, each performance right is an unconditional entitlement to one fully paid ordinary share.

On termination of employment of any individual, their participation in the Plan is finalised and any performance rights not vested lapse unless the directors decide otherwise.

The value per performance right is independently calculated by Mercer Finance and Risk Consulting using the assumptions underlying the Black-Scholes methodology to produce a Monte Carlo simulation model which allows the incorporation of the hurdles that must be met before the performance rights vest.

Set out below are the assumptions made for the performance rights granted on 12 February 2010:

Share Price at valuation date	$1.625
Risk Free rate	4.79%
Dividend Yield (2011–2013)	2.6%
Volatility	61%

For further details on key management personnel refer to the remuneration report.

Set out below are summaries of performance rights granted under the Plan:

2010

GRANT DATE	EXPIRY DATE	BALANCE AT START OF THE YEAR NUMBER	GRANTED DURING THE YEAR NUMBER	VESTED DURING THE YEAR NUMBER	EXPIRED DURING THE YEAR NUMBER	BALANCE AT END OF THE YEAR NUMBER
29/1/2007	4/12/2009	41,250	–	–	(41,250)	–
8/2/2008	4/12/2010	31,700	–	–	(15,850)	15,850
13/1/2009	30/11/2011	352,500	–	–	–	352,500
12/2/2010	20/12/2012	–	634,300[1]	–	–	634,300
Total		425,450	634,300	–	(57,100)	1,002,650

1 Fair value per performance right at grant date was A$1.28.

2009

GRANT DATE	EXPIRY DATE	BALANCE AT START OF THE YEAR NUMBER	GRANTED DURING THE YEAR NUMBER	VESTED DURING THE YEAR NUMBER	EXPIRED DURING THE YEAR NUMBER	BALANCE AT END OF THE YEAR NUMBER
25/1/2006	7/12/2008	44,325	–	–	(44,325)	–
29/1/2007	4/12/2009	95,550	–	–	(54,300)	41,250
8/2/2008	4/12/2010	70,700	–	–	(39,000)	31,700
13/1/2009	30/11/2011	–	528,500[2]	–	(176,000)	352,500
Total		210,575	528,500	–	(313,625)	425,450

2 Fair value per performance right at grant date was A$1.01.

P.72

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2010

20. SHARE-BASED PAYMENTS (CONTINUED)

Expenses arising from share-based payment transactions in the Alumina Employee Share Plan

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	US$ 000'S	
	2010	2009
Performance rights granted under the Alumina Employee Share Plan	388	164

21. RESERVES, RETAINED PROFITS AND TREASURY SHARES

	NOTES	US$ MILLION		
		2010	2009	1 JANUARY 2009
Reserves				
Asset revaluation reserve	21(c)	30.8	30.8	23.8
Capital reserve	21(c)	14.8	14.8	11.4
Foreign currency translation reserve	21(a)	(85.9)	(315.9)	81.5
Share-based payments reserve	21(b)	3.8	3.4	2.9
Option premium on convertible bonds	21(c)	18.6	39.1	30.2
Cash-flow hedge reserve	21(c)	0.8	–	–
		(17.1)	(227.8)	149.8
(a) Foreign currency translation reserve				
Balance brought forward		(315.9)	81.5	(35.2)
Currency translation differences arising during the year		230.0	(397.4)	116.7
Balance carried forward		(85.9)	(315.9)	81.5
(b) Share-based payments reserve				
Balance brought forward		3.4	2.9	3.5
Performance rights expense				
– Group		0.4	0.1	0.2
– Associates		–	–	–
Foreign exchange impact on change in presentation currency		–	0.4	(0.8)
Balance carried forward		3.8	3.4	2.9

(c) Nature and purpose of reserves

(i) **Asset revaluation reserve**
The balance standing to the credit of the reserve may be used to satisfy the distribution of bonus shares and is only available for the payment of cash dividends in limited circumstances as permitted by law.

(ii) **Capital reserve**
The reserve records dividends arising from share of profits on sale of investments.

(iii) **Foreign currency translation reserve**
The foreign currency translation reserve represents exchange differences arising on the translation of non-US dollar functional currency operations within the Group into US dollars.

(iv) **Share-based payments reserve**
The share-based payments reserve is used to recognise the fair value of performance rights issued but not exercised.

(v) **Option premium on convertible bonds**
The convertible bond is accounted as a compound instrument at the Group level. Option premium on convertible bonds represents the equity component (conversion rights) of the convertible bonds (refer Note 15(a)).

(vi) **Cash-flow hedge reserve**
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve (refer Note 1(p)).

Alumina Annual Report 2010 P.73

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2010

21. RESERVES, RETAINED PROFITS AND TREASURY SHARES (CONTINUED)

	NOTES	US$ MILLION 2010	2009	1 JANUARY 2009
(d) Retained profits				
Retained profits at the beginning of the financial year:				
– Group		803.0	515.2	644.5
– Associates		190.0	269.7	400.2
		993.0	784.9	1,084.7
Profit/(loss) attributable to the members of Alumina Limited		34.6	(23.7)	143.1
Dividend provided for or paid		(91.6)	–	(233.2)
Foreign exchange impact on change in presentation currency		–	231.8	(209.7)
Retained profits at the end of the financial year		936.0	993.0	784.9
Retained profits at the end of the financial year:				
– Group		903.6	803.0	515.2
– Associates	12(c)	32.4	190.0	269.7
		936.0	993.0	784.9
(e) Treasury shares[1]				
Balance brought forward		(1.0)	(0.6)	(0.6)
Movement for the period		(0.5)	(0.4)	–
Balance carried forward		(1.5)	(1.0)	(0.6)

1 Under AASB 132, if an entity reacquires its own equity instruments, those instruments shall be deducted from equity. Alumina Limited, through its Employee Share Plan Trust, purchased shares for its long term incentive plan.

22. NOTES TO THE STATEMENTS OF CASH FLOWS

(a) Reconciliation of operating profit after income tax to net cash inflow from operating activities		2010	2009
Operating profit/(loss) from continuing operations after income tax		34.6	(23.7)
Surplus of dividends received/receivable over equity share of profits		157.6	138.9
Amortisation of option portion of convertible bond	6	8.1	9.1
Amortisation of commitment and upfront fees capitalised		3.1	1.7
Non-cash employee benefits expense-share based payments		0.4	0.2
Change in fair value of derivatives		(2.1)	(11.5)
Net exchange differences		(0.6)	(2.2)
Sub total		201.1	112.5
Change in assets and liabilities			
(Increase)/decrease in:			
– receivables		(0.1)	0.3
– other assets		(0.8)	(7.5)
(Decrease)/increase in:			
– payables		0.6	2.0
– current tax liabilities		–	(0.3)
– other liabilities		(0.2)	(0.3)
Net cash inflow from operating activities		200.6	106.7

(b) Acquisition/disposal of controlled entities

During the year the Company did not dispose of any material controlled entities.

(c) Non-cash financing and investing activities

There were no non-cash financing or investing activities in 2010 (2009: nil).

P.74

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2010

	US$ MILLION	
	2010	2009

23. FINANCING FACILITIES

	2010	2009
The facilities available at balance date were as follows:		
Total loan facilities	1,085.8	1,292.3
Used at end of reporting period	463.9	577.9
Unamortised finance costs	1.7*	34.4
Available at balance date	620.2	680.0

Funding facilities include bilateral bank facilities, two syndicated loans, a development bank loan and a convertible bond. The syndicated facilities are both available in US dollars and one is also available in Australian dollars and Euro. The bilateral facilities are available in both US and Australian dollars and one is available in Euro. The development bank loan is available fully drawn in US dollars and Brazilian Reais. Funding facilities in currencies other than US dollars have been converted to US dollar equivalents at year end exchange rates.

* The value of the convertible bond option premium has been adjusted to reflect the put in May 2011. There is no change to profit or loss.

24. FINANCIAL INSTRUMENTS

(a) Interest rate risk

The Group is mainly exposed to interest rate risk on its outstanding interest bearing liabilities and cash investments.

Interest rate risk exposure

The consolidated entity's exposure to interest rate risk and the effective weighted interest rate after the effect of derivative instruments is set out below:

Group – as at 31 December 2010

US$ MILLION	NOTES	FLOATING INTEREST	1 YEAR OR LESS	FIXED INTEREST	NON-INTEREST BEARING	TOTAL
Financial Assets						
Cash and cash equivalents	10	112.1	–	–	–	112.1
Receivables	11	–	–	–	0.2	0.2
		112.1	-	–	0.2	112.3
Financial Liabilities						
Payables	14	–	–	–	5.9	5.9
Interest-bearing liabilities	15	298.0	–	165.9	–	463.9
		298.0	–	165.9	5.9	469.8
Weighted average interest rate after derivative instruments		5.3%		2.0%		
Net financial (liabilities)/assets		(185.9)	–	(165.9)	(5.7)	(357.5)

Alumina Annual Report 2010 P.75

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2010

24. FINANCIAL INSTRUMENTS (CONTINUED)

Group – as at 31 December 2009

US$ MILLION	NOTES	FLOATING INTEREST	1 YEAR OR LESS	FIXED INTEREST	NON-INTEREST BEARING	TOTAL
Financial Assets						
Cash and cash equivalents	10	305.6	–	–	–	305.6
Receivables	11	–	–	–	0.1	0.1
		305.6	–	–	0.1	305.7
Financial Liabilities						
Payables	14	–	–	–	5.3	5.3
Interest-bearing liabilities	15	262.2	–	315.7	–	577.9
		262.2	–	315.7	5.3	583.2
Weighted average interest rate after derivative instruments		2.0%		2.0%		
Net financial assets/(liabilities)		43.4	–	(315.7)	(5.2)	(277.5)

(b) Fair value measurements

Fair value measurements recognised on the balance sheet

The following table presents the Group's financial assets and financial liabilities measured and recognised at fair value at 31 December 2010 and 31 December 2009 grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 – inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices), and

Level 3 – inputs for the asset or liability that are based on unobservable market data (unobservable inputs)

Group – as at 31 December 2010

	LEVEL 1 US$ MILLION	LEVEL 2 US$ MILLION	LEVEL 3 US$ MILLION	TOTAL US$ MILLION
Financial assets at fair value through profit and loss				
Derivative financial instruments	–	5.0	–	5.0
Total financial assets	–	5.0	–	5.0

Group – as at 31 December 2009

	LEVEL 1 US$ MILLION	LEVEL 2 US$ MILLION	LEVEL 3 US$ MILLION	TOTAL US$ MILLION
Financial liabilities at fair value through profit and loss				
Derivative financial instruments	–	1.4	–	1.4
Total financial liabilities	–	1.4	–	1.4

P.76

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2010

25. INVESTMENTS IN CONTROLLED ENTITIES

ENTITIES CONSOLIDATED	NOTES	PLACE OF INCORPORATION
Name		
Alumina Limited	G	VIC, Australia
All controlled entities are wholly-owned, unless otherwise indicated		
Controlled entities		
Alumina Finance Limited	D	VIC, Australia
Alumina Holdings (USA) Inc.	A	Delaware, USA
Alumina International Holdings Pty. Ltd.	B,G	VIC, Australia
Alumina Brazil Holdings Pty Ltd	C,G	VIC, Australia
Alumina Limited Do Brasil SA	F	Brazil
Alumina (U.S.A.) Inc.	A	Delaware, USA
Butia Participaçoes SA	G,H	Brazil
Westminer Acquisition (U.K.) Limited	H	UK
Westminer International (U.K.) Limited	H,I	UK
Westminer (Investments) B.V.	E	Netherlands

These controlled entities:

A) have not prepared audited accounts as they are non-operating or audited accounts are not required in their country of incorporation. Appropriate books and records are maintained for these entities;

B) has been granted relief from the necessity to prepare accounts pursuant to Australian Securities and Investments Commission ("ASIC") Class Order 98/1418. This company, which is also referred to in the Directors' Declaration is, with Alumina Limited, a member of a "Closed Group" as defined in the Class Order and are parties to a deed of cross guarantee which has been lodged with and approved by ASIC. Under the deed of cross guarantee, each of these companies guarantees the debts of the other companies party to the deed of cross guarantee. The consolidated assets and liabilities of these companies, and their consolidated net profits after tax for the year then ended (after eliminating inter-company investments and other inter-company transactions) are set out in the table below;

C) this is a small proprietary company, and is not required to prepare a financial report;

D) this company was incorporated on 5 May 2008 and is 100% owned by Alumina Limited. It has a functional currency of US dollars and prepares separate audited accounts;

E) this company was liquidated on 9 June 2010 and deregistered on 23 June 2010;

F) this company was incorporated on 19 March 2009 and is 9.07% owned by Alumina Limited and 90.93% owned by Alumina International Holdings Pty. Ltd. It has a functional currency of US dollars and prepares separate audited accounts;

G) changed to a functional currency of US dollars, effective for the reporting period ending 31 December 2010;

H) prepares separate audited accounts;

I) an application has been made to strike the company off the register under section 1003 of the UK Companies Act.

Alumina Annual Report 2010 P.77 ALUMINA LIMITED AND NOTES TO AND FORMING PART OF THE FINANCIAL CONTROLLED ENTITIES STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2010 25. INVESTMENTS IN CONTROLLED ENTITIES (CONTINUED) CLOSED GROUP US$ MILLION 2010 2009 Deed of Cross Guarantee Entities which are party to a Deed of Cross Guarantee, entered into in accordance with ASIC Class Order 98/1418 are indicated above in this note. A consolidated balance sheet is set out below: Balance sheets of closed Group Current assets Cash and cash equivalents 111.1 75.5 Derivative financial instruments 5.0 – Receivables 68.4 52.3 Other assets 7.6 7.6 Total current assets 192.1 135.4 Non–current assets Investments in associates 1,504.9 1,551.3 Other financial assets 1,505.8 1,566.0 Property, plant and equipment 0.2 0.2 Total non–current assets 3,010.9 3,117.5 Total assets 3,203.0 3,252.9 Current liabilities Payables 1.9 1.3 Derivative financial instruments – 1.4 Provisions 0.2 0.2 Other 0.4 0.6 Total current liabilities 2.5 3.5 Non–current liabilities Interest–bearing liabilities 187.1 342.0 Provisions 0.4 0.3 Total non–current liabilities 187.5 342.3 Total liabilities 190.0 345.8 Net assets 3,013.0 2,907.1 Equity Contributed equity 2,154.1 2,154.1 Reserves 237.0 260.2 Retained profits 621.9 492.8 Total equity 3,013.0 2,907.1

P.78
ALUMINA LIMITED AND CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2010

25. INVESTMENTS IN CONTROLLED ENTITIES (CONTINUED)

Set out below is a consolidated income statement for the closed Group:

	CLOSED GROUP US$ MILLION	
	2010	2009
Statements of comprehensive income of closed Group		
Revenue from continuing operations	243.6	142.8
Other income	9.7	124.2
General and administrative expenses	(13.7)	(9.8)
Other expenses	–	(1.7)
Finance costs	(14.7)	(19.6)
Profit from ordinary activities before income tax	224.9	235.9
Income tax expense	(4.2)	(7.6)
Net profit	220.7	228.3
Set out below is a summary of movements in consolidated retained profits of the closed Group:		
Retained profits at the beginning of the financial year	492.8	264.5
Net profit	220.7	228.3
Dividend provided for or paid	(91.6)	–
Retained profits at the end of the financial year	621.9	492.8

26. CONTINGENT LIABILITIES

There are no contingent liabilities as at 31 December, 2010 (2009: nil).

Cross guarantees given by Alumina Limited and Alumina International Holdings Pty. Ltd. are described in Note 25. There are no deficiencies of assets in any of these companies.

These guarantees may give rise to liabilities in the parent entity if the subsidiary does not meet their obligations under the terms of the overdrafts, loans or other liabilities subject to the guarantees.

27. COMMITMENTS FOR EXPENDITURE

	US$ MILLION	
	2010	2009
Lease commitments		
Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable:		
Within one year	0.1	0.1
Later than one year but not later than 5 years	0.3	0.4
Later than 5 years	–	–
	0.4	0.5

The company leases office facilities under non-cancellable operating leases expiring within two to five years.

Capital commitments

Contribution to equity of AWAC entity, Alumina Espanola S.A. committed to as at 31 December 2010 is EU 67 million. Further capital injections will also be made to Alcoa World Alumina Brasil Ltda during 2011.

28. RELATED PARTY TRANSACTIONS

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Group and other related parties are disclosed below.

Directors and Other Key Management Personnel

Disclosures relating to directors and other Key Management Personnel are set out in Note 29.

Alumina Annual Report 2010 P.79

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2010

28. RELATED PARTY TRANSACTIONS (CONTINUED)

Other Related Parties

On 19 November 2008, Alumina Finance Limited ("Lender"), a wholly-owned subsidiary of Alumina Limited, along with Aluminio Espanol S.A. ("Lender") entered into a Revolving Credit Facility Agreement with Alumina Espanola S.A. ("Borrower"), an entity which forms part of AWAC. In April 2009, Alumina Limited also became a party to the Revolving Credit Facility Agreement as a lender to the Borrower. The lenders from time to time will lend to the Borrower amounts up to a maximum outstanding principal not to exceed Euro 150,000,000 for the purpose of funding the Borrower's alumina refinery operating needs. During 2009, the lenders advanced a total of Euro 68,847,921 to the borrower. Monies advanced under this facility were returned to Alumina Limited and Alumina Finance Limited in September 2009 and December 2009. At 31 December 2010 there were no loans outstanding.

Alcoa of Australia Limited, an associated entity forming part of AWAC, advanced a total of US$34,800,000 to Alumina Limited in December 2008. These funds were used by Alumina Limited to fund the remaining 2008 funding requirements for AWAC's investment in Brazil. The loan was repaid in January 2009.

There are no other related party transactions.

Ownership Interests in Related Parties

Interests held in the following classes of related parties are set out in the following notes:

(a) controlled entities – Note 25; and
(b) associates – Note 12.

29. KEY MANAGEMENT PERSONNEL DISCLOSURES

(a) Directors

The following persons were directors of Alumina Limited during the financial year:

Chairman – Non-executive

D M Morley

Executive directors

J Bevan, *Chief Executive Officer*
J S Downes, *Chief Financial Officer (Alternate director)*

Non-executive directors

P A F Hay
R J McNeilly
J Pizzey

(b) Other key management personnel

In addition to executive directors, the following person also had authority for the strategic direction and management of the company and the consolidated entity during the financial year:

NAME	POSITION	EMPLOYER
S C Foster	General Counsel and Company Secretary	Alumina Limited

All of the persons above were also key management persons during the year ended 31 December 2010.

(c) Remuneration of key management personnel

	US$	
	2010	2009
Short-term employee benefits	3,733,287	3,044,190
Post-employment benefits	89,400	76,156
Share based payments	323,898	(121,504)
Termination pay	–	186,006
	4,146,585	3,184,848

The Remuneration Report has been prepared in A$, whilst the Financial Report has been prepared in US$. The average exchange rate for 2010 of 0.9205 (2009: 0.7926) has been used for conversion.

P.80

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2010

29. KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

(d) Equity instrument disclosures relating to key management personnel

(i) Alumina Employee Performance Rights Plan

Details of performance rights over ordinary shares in the company provided as remuneration together with terms and conditions of the performance rights can be found in the Remuneration Report on pages 27 to 42.

(ii) Performance share rights holdings

The number of performance rights over ordinary shares in the Company held during the financial year by each Director of Alumina Limited and the key management personnel of the Company and the consolidated entity, including their personally related entities, is set out below:

2010

NAME	TYPE OF EQUITY-BASED INSTRUMENT	NUMBER OF PERFORMANCE RIGHTS OR OPTIONS HELD AT 1 JANUARY 2010[1]	NUMBER GRANTED DURING THE YEAR AS REMUNERATION[2]	NUMBER VESTED/ EXERCISED DURING THE YEAR	NUMBER LAPSED DURING THE YEAR[3]	NUMBER HELD AT 31 DECEMBER 2010	VESTED AND EXERCISABLE AT THE END OF THE YEAR
J Bevan	Performance Rights	191,600	312,900	–	–	504,500	–
S C Foster	Performance Rights	174,100	105,200	–	(47,900)	231,400	–
J S Downes	Performance Rights	–	137,700	–	–	137,700	–

1 Includes the number of Performance Rights granted that were subject to testing in June 2010 and December 2010 but not yet vested.
2 Performance Rights granted in February 2010 for the 3 year performance test period concluding in December 2012.
3 For Performance Rights granted under the ESP in January 2007, the TSR of Alumina Limited is measured over the 12 month period after completion of the initial three years. The testing of those Performance Rights in 2010 resulted in all those Performance Rights lapsing.

2009

NAME	TYPE OF EQUITY-BASED INSTRUMENT	NUMBER OF PERFORMANCE RIGHTS OR OPTIONS HELD AT 1 JANUARY 2009[1]	NUMBER GRANTED DURING THE YEAR AS REMUNERATION[2]	NUMBER VESTED/ EXERCISED DURING THE YEAR	NUMBER LAPSED DURING THE YEAR[3]	NUMBER HELD AT 31 DECEMBER 2009	VESTED AND EXERCISABLE AT THE END OF THE YEAR
J Bevan	Performance Rights	–	191,600	–	–	191,600	–
S C Foster	Performance Rights	76,900	113,600	–	(16,400)	174,100	–
K A Dean[4]	Performance Rights	118,550	176,000	–	(294,550)	–	–

1 Includes the number of Performance Rights granted that were subject to testing in June 2009 and December 2009 but not yet vested.
2 Performance Rights granted in January 2009 for the 3 year performance test period concluding in November 2011.
3 Performance Right conditions for the January 2006 grant re-tested in June 2009 lapsed.
4 Mr Dean ceased employment with the Company on 28 February 2009 and pursuant to his employment contact and the Rules of the Alumina Employee Share Plan, he forfeited all invested Performance Rights as at his cessation date.

Alumina Annual Report 2010 P.81

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2010

29. KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

(iii) Shareholdings

The numbers of shares in the company held during the financial year by each director of Alumina Limited and the key management personnel of the Company and consolidated entity, including their personally-related entities, are set out below.

2010

NAME	BALANCE AT THE START OF THE YEAR	RECEIVED DURING THE YEAR ON THE EXERCISE OF RIGHTS	OTHER CHANGES DURING THE YEAR	BALANCE AT THE END OF THE YEAR
Directors of Alumina Limited				
Ordinary shares				
D M Morley	951,670	–	–	951,670
P A F Hay	112,598	–	–	112,598
R J McNeilly	115,145	–	–	115,145
J Pizzey	59,297	–	–	59,297
J Bevan	355,380	–	–	355,380
J S Downes	174,350	–	–	174,350
Other key management personnel of the Company and consolidated entity				
Ordinary shares				
S C Foster	119,304	–	2,777	122,081

2009

NAME	BALANCE AT THE START OF THE YEAR	RECEIVED DURING THE YEAR ON THE EXERCISE OF RIGHTS	OTHER CHANGES DURING THE YEAR[2]	BALANCE AT THE END OF THE YEAR
Directors of Alumina Limited				
Ordinary shares				
D M Morley	545,516	–	406,154	951,670
P A F Hay	60,519	–	52,079	112,598
R J McNeilly	53,443	–	61,702	115,145
J Pizzey	23,449	–	35,848	59,297
J Bevan	108,360	–	247,020	355,380
J S Downes	–	–	174,350	174,350
K A Dean[1]	22,403	–	–	22,403

1 Mr Dean retired from the Company on 28 February 2009. His shareholding is of that date.
2 All directors took up their entitlement under the non-renounceable rights issue lodged with the Australian Securities and Investments Commission on 30 April 2009.

NAME	BALANCE AT THE START OF THE YEAR	RECEIVED DURING THE YEAR ON THE EXERCISE OF RIGHTS	OTHER CHANGES DURING THE YEAR	BALANCE AT THE END OF THE YEAR
Other key management personnel of the company and consolidated entity				
Ordinary shares				
S C Foster	46,863	–	72,441	119,304

(e) Loans to directors and executives

No loans were made to directors of Alumina Limited and other key management personnel of the Group, including their personally-related entities in 2010 or 2009.

P.82

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2010

30. REMUNERATION OF AUDITORS

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, and its related practices:

	US$'000	
	2010	2009
Amounts received or due and receivable by PricewaterhouseCoopers Australia:		
Audit and review of the financial reports	807	575
Other assurance services	481	185
Amounts received or due and receivable by related practices of PricewaterhouseCoopers Australia:		
Overseas taxation services	38	52
Total	1,326	812

It is the Group's policy to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers' expertise and experience with the Group are important provided such arrangements do not compromise audit independence. These assignments are principally tax advice or where PricewaterhouseCoopers is awarded assignments on a competitive basis.

31. FINANCIAL REPORTING BY SEGMENT

(a) Geographical Segment Information

Years ended 31 December 2010 and 31 December 2009

Alumina Limited's primary assets are its 40% interest in the series of operating entities forming AWAC.

Alumina Limited has one reportable segment, namely the investment in the alumina/aluminium business through its equity interests in AWAC. Alumina Limited participates in AWAC through The Strategic Council, which consists of three members appointed by Alcoa Inc and two members appointed by Alumina Limited. Operational decisions are made by Alcoa Inc.

(b) Entity wide disclosures: Geographical location of assets

YEAR ENDED 31 DECEMBER 2010	US$ MILLION			
CONSOLIDATED	AUSTRALIA	BRAZIL	OTHER	TOTAL
Investments in Associates	1,221.9	1,513.3	680.4	3,415.6
Other assets	124.0	1.9	1.0	126.9
Liabilities	(169.2)	(301.6)	(0.2)	(471.0)
Consolidated net assets				3,071.5

YEAR ENDED 31 DECEMBER 2009	US$ MILLION			
CONSOLIDATED	AUSTRALIA	BRAZIL	OTHER	TOTAL
Investments in Associates	1,046.2	1,364.5	779.0	3,189.7
Other assets	83.3	229.9	1.3	314.5
Liabilities	(320.7)	(265.2)	–	(585.9)
Consolidated net assets				2,918.3

Alumina Limited earns no revenue from external customers.

Alumina Annual Report 2010 P.83

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2010

32. PARENT ENTITY FINANCIAL INFORMATION

Summary financial information

	US$ MILLION		
	2010	2009	1 JANUARY 2009
Financial position			
Assets			
Current assets	1,554.1	1,577.5	967.1
Non-current assets	1,898.6	1,928.2	1,399.6
Total assets	3,452.7	3,505.7	2,366.7
Liabilities			
Current liabilities	7.5	3.6	288.2
Non-current liabilities	187.5	345.6	512.3
Total liabilities	195.0	349.2	800.5
Equity			
Issued capital	2,154.1	2,154.1	1,000.8
Reserves			
Asset revaluation reserve	126.8	126.8	98.0
Asset realisation reserve	76.2	76.2	58.8
Capital reserve	12.3	12.3	9.6
Share-based payments reserve	2.1	1.6	1.6
Option premium on convertible bonds	19.5	39.7	31.0
Retained earnings	866.7	745.8	366.4
Total Equity	3,257.7	3,156.5	1,566.2
Financial performance			
Profit for the year	212.7	228.3	
Other comprehensive income	-	151.1	
Total comprehensive income	212.7	379.4	

Guarantees entered into by the parent entity

The parent entity has entered into a Deed of Cross Guarantee with the effect that it guarantees the debts of its wholly-owned subsidiaries. Further details of the Deed of Cross Guarantee and the subsidiary subject to the deed, are disclosed in Note 25.

Furthermore the parent has also guaranteed the obligations under the convertible bond for its usually owned subsidiary, Alumina Finance Limited.

The parent entity has provided a guarantee in August 2010 for 40 per cent of Alumina Espanola SA's obligation to purchase fuel oil for one year.

The parent entity has also provided guarantees to certain third parties in relation to the performance of contracts by various AWAC joint venture companies.

Contingent liabilities of the parent entity

The parent entity did not have any contingent liabilities as at 31 December 2010 (31 December 2009: Nil). For information about guarantees given by the parent entity, please see above.

Contractual commitments for the acquisition of property, plant and equipment

There are no contractual commitments by the parent entity for the acquisition of property, plant and equipment at reporting date.

Tax consolidation

Alumina Limited and its wholly-owned Australian controlled entities formed a tax consolidation group (the Group) with effect from 1 January 2004. Alumina Limited is the head entity of the Group. Members of the Group have entered into a tax sharing agreement that provides that the head entity will be liable for all taxes payable by the Group from the consolidation date. The parties have agreed to apportion the head entity's taxation liability within the Group based on each contributing members' share of the Group's taxable income and losses.

P.84 ALUMINA LIMITED AND NOTES TO AND FORMING PART OF THE FINANCIAL CONTROLLED ENTITIES STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2010 33. EVENTS OCCURRING AFTER THE BALANCE SHEET DATE St. Croix Renaissance Group, L.L.L.P., Brownfield Recovery Corp., and Energy Answers Corporation of Puerto Rico (collectively referred to as “SCRG”) issued claims against St. Croix Alumina L.L.C. and Alcoa World Alumina LLC (collectively referred to as “SCA”) in the Territorial Court of the Virgin Islands, Division of St. Croix related to the sale of SCA’s former St. Croix alumina refinery to plaintiffs. A verdict was returned in favour of plaintiffs and damages were awarded on a claim of breaches of warranty, $12,617,867; on the same claim the jury awarded punitive damages of $6,142,856 and on a negligence claim for property damage the jury awarded $10,000,000. Alcoa World Alumina LLC and St. Croix Alumina L.L.C are part of the Alcoa World Alumina & Chemicals joint venture between Alcoa Inc. and Alumina Limited. SCA believes the verdict is, in whole or in part, not supported by the evidence or otherwise results from errors of law committed during the trial. As a result, SCA has advised Alumina Limited it will file motions, including for judgment notwithstanding the verdict and, to the extent such post-trial motions are not successful, it intends to pursue its right of appeal. Other than the above, there have been no significant transactions or events since 31 December 2010.

Alumina Annual Report 2010 P.85 ALUMINA LIMITED AND DIRECTORS’ DECLARATION CONTROLLED ENTITIES FOR THE YEAR ENDED 31 DECEMBER 2010 DIRECTORS’ DECLARATION In the Directors’ opinion: a) the financial statements and notes set out on pages 44 to 84 are in accordance with the Corporations Act 2001, including: (i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and (ii) giving a true and fair view of the consolidated entity’s financial position as at 31 December 2010 and of its performance for the financial year ended on that date; and b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and c) at the date of this declaration, there are reasonable grounds to believe that the members of the Extended Closed Group identified in Note 25 will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the Deed of Cross Guarantee described in Note 25. Note 1(a) confirms that the financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board. The directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer required by section 295A of the Corporations Act 2001. This declaration is made in accordance with a resolution of the Directors. DONALD M MORLEY CHAIRMAN 3 MARCH 2011

P.86 ALUMINA LIMITED AND INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF CONTROLLED ENTITIES ALUMINA LIMITED FOR THE YEAR ENDED 31 DECEMBER 2010 INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF ALUMINA LIMITED FOR THE YEAR ENDED 31 DECEMBER 2010 Report on the Financial Report We have audited the accompanying financial report of Alumina Limited, which comprises the balance sheet as at 31 December 2010, and the statement of comprehensive income, statement of changes in equity and statement of cash flows for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration for both Alumina Limited and the Alumina Limited Group (the consolidated entity). The consolidated entity comprises the company and the entities it controlled at the year’s end or from time to time during the financial year. Directors’ responsibility for the financial report The directors of the company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that is free from material misstatement, whether due to fraud or error. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that the financial statements comply with International Financial Reporting Standards. Auditor’s responsibility Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report. Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions. Independence In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001 .

Alumina Annual Report 2010 P.87 ALUMINA LIMITED AND INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF CONTROLLED ENTITIES ALUMINA LIMITED FOR THE YEAR ENDED 31 DECEMBER 2010 Auditor’s opinion In our opinion: (a) the financial report of Alumina Limited is in accordance with the Corporations Act 2001, including: (i) giving a true and fair view of the consolidated entity’s financial position as at 31 December 2010 and of its performance for the year ended on that date; and (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001; and (b) the financial report and notes also comply with International Financial Reporting Standards as disclosed in Note 1. Report on the Remuneration Report We have audited the remuneration report included in pages 27 to 42 of the directors’ report for the period ended 31 December 2010. The directors of the company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards. Auditor’s opinion In our opinion, the remuneration report of Alumina Limited for the year ended 31 December 2010, complies with section 300A of the Corporations Act 2001. PRICEWATERHOUSECOOPERS CHRIS DODD MELBOURNE PARTNER 3 MARCH 2011 Liability limited by a scheme approved under Professional Standards Legislation

P.88

DETAILS OF SHAREHOLDERS AND SHAREHOLDINGS

LISTED SECURITIES – 25 FEBRUARY 2011

Alumina Limited has 2,440,196,187 issued fully paid ordinary shares of which 23,213 are classified as Ordinary Restricted shares. The Ordinary Restricted shares represent the shares vested to employees under the terms and conditions of the Alumina Employee Share Plan and are held on Trust by the Alumina Employee Share Plan Pty. Ltd.

SIZE OF SHAREHOLDINGS AS AT 23 FEBRUARY 2011

RANGE OF SHARES HELD	SHAREHOLDERS	%	SHARES HELD	% OF TOTAL
1–1,000	25,290	32.12%	12,433,029	0.51%
1,001–5,000	32,690	41.53%	81,978,806	3.36%
5,001–10,000	10,230	12.99%	75,775,337	3.10%
10,001–100,000	10,038	12.75%	243,247,448	9.97%
100,000 and over	481	0.61%	2,026,761,567	83.06%
Total	78,729	100%	2,440,196,187	100%

Of these, 5,548 shareholders held less than a marketable parcel of $500 worth of shares (210 shares). In accordance with ASX Business Rules, the last sale price on the Company's shares on the ASX on 23 February 2011 was used to determine the number of shares in a marketable parcel.

TWENTY LARGEST SHAREHOLDERS – 23 FEBRUARY 2011

NAME	NO. OF FULLY PAID ORDINARY SHARES	% OF UNITS
National Nominees Limited	545,339,748	22.35
HSBC Custody Nominees (Australia) Limited	450,728,127	18.47
JP Morgan Nominees Australia Limited	423,158,240	17.34
Citicorp Nominees Pty Limited	171,139,559	7.01
RBC Global Services Australia	68,571,674	2.81
Cogent Nominees Pty Limited	56,502,912	2.32
JP Morgan Nominees Australia Limited	36,930,280	1.51
UBS Nominees Pty Ltd	24,677,608	1.01
Queensland Investment Corporation	17,054,755	0.70
Australian Foundation Investment Company Limited	14,323,142	0.59
AMP Life Limited	12,879,758	0.53
Australian Reward Investment Alliance	12,714,471	0.52
Argo Investments Limited	10,779,840	0.44
RBC Dexia Investor Services Australia Nominees Pty Ltd	7,692,663	0.32
UBS Wealth Management Australia Nominees Pty Ltd	7,634,883	0.31
Diversified United Investment Limited	6,000,000	0.25
Australian United Investment Company Limited	5,505,789	0.23
The Senior Master Of The Supreme Court <Common Fund No 3 A/C>	5,490,394	0.22
Mirrabooka Investments Limited	4,200,000	0.17
Djerriwarrh Investments Limited	3,723,000	0.15
Total held by 20 largest shareholders	**1,885,046,843**	**77.25**
Total Remaining Holders Balance	**555,149,344**	**22.75**

Each ordinary shareholder is entitled on a show of hands to vote and on a poll one vote for each share held.

The company does not have a current on market buy-back of its shares.

SUBSTANTIAL SHAREHOLDING AS AT 23 FEBRUARY 2011	SHAREHOLDERS	%
BlackRock Investment Management (Australia) Limited	130,606,616	5.35%
Cooper Investors Pty Limited	127,237,415	5.21%
Ausbil Dexia Limited	124,673,662	5.11%

Alumina Annual Report 2010 P.89

ALUMINA LIMITED AND CONTROLLED ENTITIES | FINANCIAL HISTORY

AS AT 31 DECEMBER 2010	2010 $US MILLION	2009[1] $US MILLION	2008 $A MILLION	2007 $A MILLION	2006 $A MILLION
Revenue from continuing operations	1.4	4.4	3.5	2.6	1.4
Other income	2.1	11.5	0.4	0.2	–
Share of net profits of associates accounted for using the equity method	84.5	1.6	242.6	494.6	546.6
Finance costs	(38.7)	(31.0)	(48.8)	(45.7)	(25.1)
Change in fair value of derivatives	–	–	(7.9)	–	–
General and administrative expenses	(14.7)	(10.5)	(19.2)	(13.8)	(10.7)
Income tax credit/(expense) from continuing operations	–	0.3	(2.6)	(1.5)	(1.1)
Net profit attributable to owners of Alumina Limited	34.6	(23.7)	168.0	436.4	511.1
Non-operating non-cash items[2]	2.1	24.0	33.6	(30.8)	58.3
Underlying earnings[2]	36.7	0.3	201.6	405.6	569.4
Total assets	3,542.5	3,504.2	3,898.6	2,688.6	2,357.6
Total liabilities	471.0	585.9	1,105.8	1,024.7	603.0
Net assets	3,071.5	2,918.3	2,792.8	1,663.9	1,754.6
Shareholders' funds	3,071.5	2,918.3	2,792.8	1,663.9	1,754.6
Dividends provided for or paid	91.6	–	273.8	275.6	233.2
Dividends received from AWAC	234.4	135.6	356.0	444.9	521.1
STATISTICS					
Dividends declared per ordinary share	US 6c	US1.8c	12c	24c	22c
Dividend payout ratio (cash dividends)	271%	–	146%	63%	46%
Earnings per ordinary share	1.4c	(1.1c)	11.3c	38.2c	43.8c
Return on equity[3]	1.2%	Negative 0.9%	8.5%	25.5%	31.1%
Gearing (net debt to equity)	10%	8.7%	27%	36%	20%
Net tangible assets backing per share	$1.15	$1.09	$1.71	$1.21	$1.25

1 Alumina Limited's functional and presentation currency is now US dollars. 2009 results have been restated to present them in US dollars. Prior years are disclosed in Australian dollars.

2 Underlying earnings has been calculated by adjusting reported net profit amounts relating to non-cash entries which do not reflect the operations of the Company. These non-cash entries related to mark-to market valuations of AWAC embedded derivatives, and adjustments resulting from actuarial assessment of market value of assets held in AWAC employee benefit plans.

3 Based on net profit attributable to members of Alumina Limited.

Some statements in this report are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2009. Alumina Limited ABN 85 004 820 419 Registered Corporate Head Office Level 12, IBM Centre 60 City Road Southbank Victoria 3006 Australia GPO Box 5411 Melbourne Victoria 3001 Australia Telephone +61 (0)3 8699 2600 Facsimile +61 (0)3 8699 2699 Website www.aluminalimited.com Share Registry Computershare Investor Services Pty Limited Yarra Falls 452 Johnston Street Abbotsford Victoria 3067 Australia GPO Box 2975 Melbourne Victoria 3001 Australia Telephone +61 (0)3 9415 4027 or 1300 556 050 (for callers within Australia) Facsimile +61 (0)3 9473 2500 Email web.queries@computershare.com.au American Depositary Receipts BNY Mellon Shareowner Services Jersey City – HEADQUARTERS 480 Washington Blvd. 27th Floor Jersey City, NJ 07310 1-888-BNY-ADRS (1-888-269-2377) (for callers within the United States) Telephone (for non-US callers) +1 201-680-6825 Website www.bnymellon.com/shareowner Email shrrelations@bnymellon.com

To:	The Manager
Announcements
Company Announcements Office
Australian Securities Exchange

Public Announcement 2011 – 14AWC

Alcoa Reports 2011 1st Quarter Results

Alumina Limited notes Alcoa Inc’s first quarter 2011 earnings announcement.

Alumina Limited CEO, John Bevan, commented, “The pricing environment for the alumina industry continues to improve. Published spot and index alumina prices have averaged US$392 per tonne for the first quarter and are currently US$407 per tonne, reflecting strong demand. Aluminium prices have increased over the quarter and are now over US$2,600 per tonne. The impact of rising US dollar alumina prices has been partly offset by higher production costs from increases in energy costs and scheduled maintenance, and the impact of the strong Australian dollar.

AWAC production of alumina for the first quarter was 3.8 million tonnes. The Sao Luis refinery has achieved production records during the quarter notwithstanding minor operating issues that have arisen.

Alumina Limited received US$80 million of fully franked dividends from the AWAC joint venture during the quarter.

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2009.

For investor enquiries:	For media enquiries:
Judith Downes Chief Financial Officer Phone: +61 3 8699 2607 judith.downes@aluminalimited.com	Nerida Mossop Hinton and Associates Phone: +61 3 9600 1979 Mobile: +61 437 361 433	Alumina Limited ABN 85 004 820 419
John Bevan Chief Executive Officer Phone: +61 3 8699 2601 john.bevan@aluminalimited.com /s/ Stephen Foster Stephen Foster Company Secretary 12 April 2011		GPO Box 5411 Melbourne Vic 3001 Australia Level 12 IBM Centre 60 City Road Southbank Vic 3006 Australia Tel +61 (0)3 8699 2600 Fax +61 (0)3 8699 2699 Email info@aluminalimited.com

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2011 – 15AWC

CONVERTIBLE BONDS – BONDHOLDERS PUT OPTION

Alumina Limited announces the closure of the option tender period for the Bondholders of the 2% Guaranteed Convertible Bonds due 2013 ISIN XS0364556919 (“Convertible Bonds”) issued by its wholly owned subsidiary, Alumina Finance Limited, which have a maturity date of 16 May 2013. On and from 17 March 2011 to 16 April 2011 Bondholders were able to exercise the option to require Alumina Finance Limited to redeem all or some of their Convertible Bonds on 16 May 2011 at 100% of their principal amount, together with accrued and unpaid interest.

Bondholders with a face value of US$147.85 million issued a Put Exercise Notice during the exercise period. These US$147.85 million of Bonds, together with accrued and unpaid interest will be redeemed on 16 May 2011 and cancelled thereafter. These Bonds will be redeemed using proceeds from the Company’s existing debt facilities.

There are US$19.73 million of the Convertible Bonds outstanding after this cancellation.

For investor enquiries:	For media enquiries:
Judith Downes Chief Financial Officer Phone: +61 3 8699 2607 judith.downes@aluminalimited.com	Nerida Mossop Hinton and Associates Phone: +61 3 9600 1979 Mobile: +61 437 361 433
John Bevan Chief Executive Officer Phone: +61 3 8699 2601 john.bevan@aluminalimited.com /s/ Stephen Foster Stephen Foster Company Secretary 18 April 2011

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

To:	The Manager
Announcements
Company Announcements Office
ASX Limited

Public Announcement 2011 – 16AWC

Attached are the Chairman’s, Chief Executive Officer’s and Chairman of the Compensation Committee speeches to be delivered at the 2011 Annual General Meeting of the Company today.

/s/ Stephen Foster

Stephen Foster

Company Secretary

5 May 2011

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

CHAIRMAN & CEO ADDRESS

Mr Don Morley

Good morning ladies and gentlemen.

My name is Don Morley and as Chairman of Alumina Limited, it is my pleasure to welcome you to the 41st Annual General Meeting of the Company.

There is a quorum present, so I now declare this annual meeting of Alumina open.

I propose that the notice of meeting, which was sent to shareholders in March, be taken as read.

The Minutes from the last Annual General Meeting are available at the registration desk for any interested shareholders.

Before moving to the agenda, I would like to introduce you to my fellow directors.

On my far right is Mr John Pizzey, a non-executive Director, who is standing for re-election today.

Next to John is Mr Peter Hay, a non-executive Director.

Next to Peter is Ms Emma Stein, a non-executive Director, who is standing for election today.

Next to Emma is Mr John Bevan, our Chief Executive Officer.

On my immediate right is Stephen Foster, Alumina Limited’s General Counsel and Company Secretary.

And finally, the Company’s Chief Financial Officer, Ms Judith Downes, is seated to my left in the front row.

The Company’s auditor, PricewaterhouseCoopers, is represented by Mr Chris Dodd, who is also seated in the front row.

Mr Dodd is available to answer any questions regarding the conduct of the audit and the content and preparation of the Audit Report during the meeting.

This morning I want to discuss Alumina Limited’s financial performance for 2010, our strategy, and recent developments on Australian carbon policy.

John Bevan, will then review the performance of the AWAC business, in which the Company has a 40 per cent interest and the outlook for 2011.

After this, there will be five resolutions to be considered.

2010 was a year of recovery for the global economy and the aluminium industry.

The Company returned to profitability and the alumina market improved during the year with alumina prices up 28 per cent.

In response, the AWAC business increased alumina production by 12 per cent.

However, the year was not without its difficulties, with higher revenues partially offset by the stronger Australian dollar, higher energy costs, and additional commissioning costs at the expanded Brazilian assets.

Despite these headwinds, operating margins for AWAC improved and AWAC’s earnings increased to 335 million dollars, from 106 million dollars in 2009.

Alumina Limited’s underlying earnings were 37 million dollars.

Importantly, there was a significant improvement in free cash flow from the AWAC operations, with an increase of over 1.1 billion dollars on the prior year.

This was achieved through increased margins, a significant reduction in capital expenditure and tight control of working capital.

The Company received dividends of 234 million dollars for 2010 all of which were fully franked.

This strong improvement in cash flow enabled fully franked dividends of 6 cents per share to be paid for the 2010 year.

We are reaching the end of a significant period of investment in Brazil in a large growth project.

We are also experiencing considerable improvement in the market outlook for alumina and aluminium.

As a result, the Board does intend generally on an annual basis, to distribute, as dividends to shareholders, the cash from operations after debt servicing and corporate cost commitments have been met.

We remain committed to our strategy to maintain our focus on our investment in AWAC.

The alumina industry has been the best part of the aluminium industry and we believe that will continue.

Demand and supply for alumina has stayed well balanced.

In recent years, China has been able to expand alumina and aluminium production capacity to meet the strong growth in domestic demand.

This has limited aluminium price increases and meant that aluminium has underperformed relative to other commodities.

However, there are positive signs that alumina prices are improving.

The spot price of alumina has been trading at over 400 dollars per tonne for most of 2011.

AWAC’s eight alumina refineries are a network of assets that have established an extensive infrastructure and a low cash cost position.

AWAC is working to sustain this low cost position.

Clearly, the current level of Company earnings does not provide an adequate return on equity invested.

In recent years, significant cost pressures and a weaker US dollar have led to lower margins in the alumina industry.

AWAC is working to improve existing operating margins and earnings to levels consistent with the underlying value of the AWAC business.

Progress has been made on achieving that objective, with operating margins in alumina refining increasing from 47 dollars per tonne in 2010 to 71 dollars per tonne in the first quarter of 2011.

John Bevan will talk more on this subject and changes to alumina pricing which are occurring.

The Brazilian resources company, Vale, last year sold its alumina and aluminium assets to Norsk Hydro for over 5 billion dollars.

The value we attribute to the sale of Vale’s bauxite and alumina assets, whose production cost is in line with the average of AWAC’s assets, was just under 1,600 dollars per tonne of annual production.

This transaction has reinforced the value of existing alumina assets outside of China, where the cost of constructing new capacity is over 1,500 dollars per tonne.

I believe that there is increasing recognition by investors of the value of AWAC’s existing asset portfolio and the changes occurring in the industry on alumina pricing.

Alumina Limited also has, through AWAC, an interest in the Point Henry and Portland aluminium smelters.

AWAC’s Point Henry and Portland smelters are energy efficient operations, with direct greenhouse emissions levels among the best worldwide.

The smelters have reduced their direct greenhouse gas emissions by over 60 per cent since 1990.

They are well managed, competitive and valuable assets for AWAC and our shareholders.

The Australian Government has announced its intention to introduce a carbon tax.

After a specified period, the Government proposes to move to a cap and trade emissions trading scheme.

As details have not been released, the impact on Australian exporters cannot be assessed.

Alumina Limited and AWAC support an economy-wide response to the challenge of climate change that encourages reduced emissions.

CEO’s ADDRESS

Good morning ladies and gentlemen.

Thank you for your support throughout 2010 and your attendance today at the Annual General Meeting.

This morning I will discuss the AWAC joint venture’s performance, and the outlook for 2011.

When I addressed you this time last year, the market outlook was moving in a positive direction. Alumina demand and pricing was strengthening and AWAC planned a substantial production increase for 2010.

2010 was a recovery year, where profitability was restored and strong cash generation returned.

AWAC increased alumina production in 2010 to a record 15.2 million tonnes, up from 13.5 million in 2009. The Australian refineries operated at, or close to, nameplate capacity, with a production record of 4.3 million tonnes set at Pinjarra.

While production performance was very positive for most refineries, AWAC was unable to achieve its 2010 production target due to commissioning and start up issues at the Alumar refinery in Brazil.

The refineries in Suriname and Point Comfort, USA, increased production to partially replace production lost as a result of the commissioning issues in Brazil.

Since the beginning of 2011, the Alumar refinery in Brazil has been operating at close to nameplate capacity and its costs are starting to improve.

We remain positive and confident in the long term contribution of the Brazil assets.

Apart from the issues in Brazil, the refining system performed well on the cost control front, with all controllable areas well managed and 2009 savings held on to. The strong Australian dollar in the second half was the major contributor to modest increases in the cost of alumina production.

AWAC capital expenditure was at its lowest level in many years at just 298 million dollars, down from 763 million dollars in 2009. This reflects the winding up of the Brazil major capital investment which commenced in 2005.

I would now like to turn to the important issue of alumina pricing.

At the 2010 AGM we discussed the need to change the alumina price away from a price set as a percentage of the aluminium price.

Aluminium prices vary for many reasons, whether it is overcapacity, falling demand, or movements in its key cost – electricity.

Alumina has a different set of both capacity and cost drivers from aluminium. On the cost front, its key cost components are the mining and delivery of bauxite, caustic soda, and energy, especially gas.

Over the past 10 years, these elements have risen significantly more than aluminium prices. As a result, alumina margins have been squeezed because selling prices do not reflect the underlying economics of producing and selling alumina, despite the fact that the percentage linkage has increased in recent years.

There was very little profit across the entire industry in the years of the global financial crisis, even for low cost producers like AWAC.

The low selling prices, rising capital costs, and prices not reflecting the cost and demand drivers have slowed new investment in most areas outside China.

In China, a significant proportion of the alumina produced is sold on a spot basis. Outside of China, this is now becoming the trend.

In 2010 a number of key commodity information service providers started publishing daily and weekly alumina (spot) pricing indices. These have given the seller and buyer of alumina a reference point for pricing that better reflects supply and demand and cost of alumina.

Spot pricing should reflect the true economics of the alumina market. AWAC is the largest producer of alumina and the largest seller of alumina to the third party market, so it stands to benefit from this change.

AWAC had approximately 20 per cent of its alumina sales contracts rolling off in 2010. All new contracts have been signed using the spot price indices as the mechanism for setting prices.

This is the beginning of a change that will take a number of years to complete. This is, however, a very positive start.

Overall, the pricing environment for alumina has improved.

I would like now to turn to the strategic milestones achieved in 2010, which will improve the overall business in the future.

Capital expenditure on growth projects included an Alumina Limited investment of 17 million dollars for planning and developing the Ma’aden joint venture in Saudi Arabia and 102 million dollars for completion of the Brazil growth projects.

By the end of 2010, the major capital expenditure for the Brazilian growth projects was nearing completion. The expansion of the Alumar alumina refinery was complete, and the Juruti bauxite mine operated at design capacity during early 2010. However the refinery experienced a number of power outages and the failure of a ship unloader that curbed refinery production during 2010.

The Brazilian growth project is a strategically important investment. It links a large efficient alumina refinery with a long term bauxite deposit.

In addition to these investment milestones, AWAC has also committed to invest in a greenfield industrial complex in Saudi Arabia. Alumina Limited’s total equity investment in Ma’aden is estimated at 140 million US dollars. The refinery is expected to start commissioning in 2014.

AWAC will have a 25 per cent interest in the alumina refinery. The refinery will have access to low cost power and will be supplied bauxite from its own mine. Approximately 60 per cent of the required total project funding will be arranged through project financing and is expected to be finalised in 2011.

Looking forward, there is a positive market outlook.

Strong alumina demand in both China and a tight market elsewhere should see the current alumina price rally continue.

I expect the aluminium market in 2011 to be a year of strong growth of 12 per cent.

It will be the second year of double digit growth, with not just China but the developed and emerging economies adding significantly to global demand. Growth outside of China is expected to be over 10%.

Demand from all sectors, with the exception of building and construction in the developed world, is strong, with vehicle production growing, and increased aluminium usage in most vehicles. In China alone, 120 million vehicles are expected to be built over the next five years.

Electrical infrastructure is also a key area, with copper being substituted with aluminium in areas such as electrical cabling and heat exchangers.

The production at AWAC’s new operations in Brazil has stabilised and is operating at capacity. On this basis, AWAC is likely to make record production again in 2011.

Twenty per cent of AWAC’s third party volume in 2011 has been signed with pricing based on the new alumina price indices. This is a strong start to the pricing mechanism change.

AWAC’s estimated spend on sustaining capital expenditure in 2011 is approximately 350 million dollars. This includes initial expenditure on moving a mine crusher site in Australia and residue disposal development at a number of our refineries.

Estimated AWAC growth capital expenditure for 2011 on Brazil and the Ma’aden projects is 288 million dollars.

Aluminium and alumina prices are much stronger in 2011 over 2010. The strong demand and tighter supply have driven this. These prices will be partly offset by a stronger Australian dollar, rising energy costs and increases in the price of caustic soda.

World energy prices are continuing to trend upwards. Recent events in the Middle East have contributed to higher oil prices, which affect AWAC’s production costs. Coal prices have also continued to climb in 2011. I believe the stronger energy prices have been a factor in the rise in aluminium prices this year.

Alumina Limited has a strong balance sheet, and low gearing. Our investment in AWAC will benefit from improving market conditions. Strong predicted demand for both metal and alumina means that prospects in 2011 are for an improving performance.

In conclusion, I would like to thank the staff of your Company for their commitment and contribution throughout the year.

Thank you.

To:	The Manager
Announcements
Company Announcements Office
ASX Limited

Public Announcement 2011 – 17AWC

Alumina Limited Annual General Meeting 2011

As required by ASX Listing Rule 3.13.2 and section 251AA of the Corporations Act 2001, the following statistics are provided in respect to each item of business considered by members at the Company’s Annual General Meeting held on 5 May 2011.

The results of voting on each motion is as follows:

ORDINARY BUSINESS

Item 2. To adopt the Remuneration Report (non-binding vote).

Votes where the proxy directed to vote ‘for’ the motion	1,457,509,041
Votes where the proxy was directed to vote ‘against’ the motion	63,403,625
Votes where the proxy may exercise a discretion how to vote	65,103,763
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	3,365,742

The motion was carried as an ordinary resolution (non- binding vote) on a poll. The results are:

The number of votes cast ‘for’ the motion	1,519,091,986
The number of votes cast ‘against’ the motion	69,582,396
The number of votes which abstained from voting	3,595,577

Item 3(a). To re-elect Mr G John Pizzey as a director

Votes where the proxy directed to vote ‘for’ the motion	1,483,837,464
Votes where the proxy was directed to vote ‘against’ the motion	35,551,591
Votes where the proxy may exercise a discretion how to vote	66,115,386
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	3,878,065

The motion was carried as an ordinary resolution on a poll. The results are:

The number of votes cast ‘for’ the motion	1,552,796,909
The number of votes cast ‘against’ the motion	35,590,292
The number of votes which abstained from voting	3,892,674

Item 3(b). To elect Ms E Stein as a director

Votes where the proxy directed to vote ‘for’ the motion	1,510,675,688
Votes where the proxy was directed to vote ‘against’ the motion	6,701,526
Votes where the proxy may exercise a discretion how to vote	66,168,335
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	4,123,342

The motion was carried as an ordinary resolution on a poll. The results are:

The number of votes cast ‘for’ the motion	1,579,687,223
The number of votes cast ‘against’ the motion	6,735,230
The number of votes which abstained from voting	4,143,807

Item 4. Fees Payable to Non-executive Directors

Votes where the proxy directed to vote ‘for’ the motion	1,502,755,052
Votes where the proxy was directed to vote ‘against’ the motion	18,293,279
Votes where the proxy may exercise a discretion how to vote	55,421,418
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	2,021,425

The motion was carried as an ordinary resolution on a poll. The results are:

The number of votes cast ‘for’ the motion	1,559,831,499
The number of votes cast ‘against’ the motion	18,516,127
The number of votes which abstained from voting	2,040,715

Item 5. Grant of Performance Rights to Chief Executive Officer

Votes where the proxy directed to vote ‘for’ the motion	1,449,577,384
Votes where the proxy was directed to vote ‘against’ the motion	70,710,746
Votes where the proxy may exercise a discretion how to vote	65,438,340
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	1,942,227

The motion was carried as an ordinary resolution on a poll. The results are:

The number of votes cast ‘for’ the motion	1,511,748,063
The number of votes cast ‘against’ the motion	76,841,764
The number of votes which abstained from voting	1,975,889

/s/ Stephen Foster

Stephen Foster

Company Secretary

5 May 2011

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com